As filed with the Securities and Exchange Commission on April 9, 1999.
                                                          Registration No.  333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   ------------------------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                        Under the Securities Act of 1933
                   ------------------------------------------

                          UNITED INDUSTRIES CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                        2879                  43-1025604
(State or other jurisdiction of (Primary Standard Industrial (I.R.S. Employer incorporation or organization) Classification Code Number) Identification No.)

                    -----------------------------------------

                               8825 Page Boulevard
                            St. Louis, Missouri 63114
                            Telephone: (314) 427-0780
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   ------------------------------------------

                               Daniel J. Johnston
                              Senior Vice President
                               8825 Page Boulevard
                            St. Louis, Missouri 63114
                            Telephone: (314) 427-0780
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             Carter W. Emerson, P.C.
                                Kirkland & Ellis
                             200 East Randolph Drive
                             Chicago, Illinois 60601
                            Telephone: (312) 861-2000
                   ------------------------------------------

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|


                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                       Proposed
                                                                        Maximum          Proposed Maximum
  Title of each Class of Securities to be       Amount to be      Offering Price Per    Aggregate Offering        Amount of
                Registered                       Registered             Unit(1)              Price(1)          Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
9-7/8% Series B Senior
Subordinated Notes due 2009................     $150,000,000             100%              $150,000,000            $41,700
====================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED APRIL 9, 1999

PRELIMINARY PROSPECTUS                                              CONFIDENTIAL
                , 1999
                          United Industries Corporation

                Offer to Exchange All Outstanding 9-7/8% Series B
                  Registered Senior Subordinated Notes Due 2009
                               For All Outstanding
         9-7/8% Series A Unregistered Senior Subordinated Notes Due 2009

                   ------------------------------------------


                           Terms of the Exchange Offer


o This exchange offer expires at 5:00 p.m., New York City time, on , 1999, unless extended.

o All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

o Tenders of the outstanding notes may be withdrawn any time prior to the expiration of the exchange offer.

o This exchange offer is subject to certain customary conditions, which we may waive.

o  We will not receive any proceeds from this exchange offer.

o The terms of the notes we will issue in this exchange offer are substantially identical to the outstanding notes, except for certain transfer restrictions and registration rights that apply to the outstanding notes.

o Interest on the notes accrues at the rate of 9-7/8% per annum, payable semi-annually on each April 1 and October 1.

o There is no existing market for the notes we are offering in this exchange offer and we do not intend to apply for their listing on any securities exchange.


Notice to Investors--

o Before you tender your notes, you should consider carefully the "Risk Factors" beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                   ------------------------------------------

                     The date of this Prospectus is , 1999.

                                TABLE OF CONTENTS

                                                                                                Page
                                                                                                ----

Prospectus Summary ............................................................................   1
Risk Factors ..................................................................................  11
The Transactions ..............................................................................  16
Use of Proceeds ...............................................................................  17
Capitalization ................................................................................  18
Unaudited Pro Forma Financial Statements ......................................................  19
Selected Historical Financial Data ............................................................  26
Management's Discussion and Analysis of Financial Condition and Results of Operations .........  28
Business ......................................................................................  32
Management ....................................................................................  43
Certain Transactions ..........................................................................  47
Principal Stockholders ........................................................................  48
Description of Capital Stock ..................................................................  49
Description of Our Senior Credit Facility .....................................................  50
Description of the New Notes ..................................................................  52
Exchange Offer ................................................................................  93
Certain United States Federal Income Tax Considerations ....................................... 103
Plan of Distribution .......................................................................... 108
Legal Matters ................................................................................. 108
Independent Auditors .......................................................................... 108
Available Information ......................................................................... 108
Forward-looking Statements .................................................................... 109
Index to Financial Statements ................................................................. F-1

                          -----------------------------

     We are a Delaware corporation. Our principal office is located at 8825 Page Boulevard, St. Louis, Missouri 63114. Our telephone number is (314) 427-0780.

                          -----------------------------

     Spectracide(R), Spectracide Terminate(TM), Spectracide Pro(TM), Hot Shot(R), Real-Kill(R), No-Pest(R), Rid-a-Bug(R), Bag-a-Bug(R), Shootout(R) and Gro Best(R) are trademarks of United Industries Corporation. United Industries Corporation has, in effect, perpetual licenses to use the Cutter(R), Peters(R) and Peters Professional(R) trademarks. KGro(R) and KRid(R) are trademarks of Kmart Corporation.

                          -----------------------------

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements. Unless otherwise indicated, all references in this prospectus to "we," "us," "our" and similar terms, as well as references to "our company" and "United," refer to United Industries Corporation.

     References in this prospectus to industry data and statistics are based on estimates compiled by or derived from Gallup Organization, Inc. and/or Kalorama Information, LLC. Unless otherwise indicated, references in this prospectus to our sales data were obtained from Information Resources, Inc. and Triad Systems Corporation.


                                   The Company

      United is the leading manufacturer and marketer of value-oriented branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. We manufacture and market one of the broadest lines of pesticides in the industry, including herbicides and indoor and outdoor insecticides, as well as insect repellents and water-soluble fertilizers, under a variety of brand names. Our "value" and "opening price point" brands generally compete with higher priced premium brands. Our portfolio of value-oriented brands includes the following:

o Spectracide, the leading value brand and overall fastest growing brand of consumer lawn and garden pesticides;

o Spectracide Terminate, the first ever do-it-yourself consumer termite killing system, launched in 1998;

o Spectracide Pro, lawn and garden and household pesticides targeted toward the professional market, introduced in 1999;

o Hot Shot, the leading value brand and overall fastest growing brand of consumer household insecticides;

o Cutter, the leading value brand and overall fastest growing brand of consumer insect repellents;

o  Peters, the leading value brand of consumer water-soluble fertilizers; and

o Real-Kill (Home Depot), No-Pest (Lowe's) and KRid and KGro (Kmart), the opening price point brands of consumer lawn and garden pesticides and household insecticides at key retailers.

      We believe that our market leadership is a result of our: (a) leading value-oriented brands, (b) strategic relationships with major national retailers, (c) extensive distribution capabilities, (d) exclusive direct sales force and (e) proprietary management information systems. Our portfolio of pesticide brands holds the number one position in the home improvement center channel and the number two position in the mass merchandiser channel. In 1998, we generated net sales and pro forma EBITDA (as defined herein) of $282.7 million and $60.3 million, respectively.

      Our management team has extensive operating, merchandising and marketing experience with us and in the consumer products industry. This management team has grown our business by developing new products and acquiring strategic brands while also improving operating efficiencies. As a result, from 1994 to 1998 (pro forma for the transactions) our:

o  Net sales grew at a compound annual rate of 19.2%;

o  EBITDA grew at a compound annual rate of 36.6%; and

o  EBITDA margin increased from 12.4% to 21.3%.

                                Industry Overview

      Retail sales of consumer lawn and garden pesticides and household insecticides in the United States totaled $2.7 billion in 1998. Since 1994, the market for these products has grown at an average annual rate of approximately 3%. We believe that the industry will continue to grow at a similar rate over the next several years due to favorable demographic trends. Approximately 67% of households in the United States, or 68 million households, participate in some form of lawn and garden care activity. Moreover, consumers over the age of forty-five represent the largest segment of lawn and garden care product users and typically enjoy more leisure time and higher levels of discretionary income than the general population. As the baby boom generation ages, this segment is expected to grow at a rate more than twice that of the total population. This demographic trend is likely to increase the number of lawn and garden care product users.

      We also believe that we will benefit from the following trends in the industry:

      Channel Consolidation. Historically, consumer lawn and garden care products have been distributed through a variety of retail channels, including home improvement centers, mass merchandisers, hardware stores, grocery and drug stores, warehouse clubs and garden centers. In recent years, as home improvement centers and mass merchandisers have added stores and expanded their lawn and garden care departments, consumers have increasingly purchased their lawn and garden care needs from these outlets due to their broader and deeper product offerings, competitive prices and convenient locations and hours. In 1997, approximately 70% of consumers purchased lawn and garden care products at home improvement centers and mass merchandisers compared to just 57% in 1992. We believe that these retail channels will continue to gain market share from other channels over the next several years.

      Growth in Value-Oriented Brands. Consumer lawn and garden care products fall into one of three brand tiers: (a) premium brands, (b) value brands or (c) opening price point brands. Historically, the market was dominated by premium brands. Over the past several years, the market has shifted toward value and opening price point brands. Value brands are targeted toward consumers who want products and packaging that are comparable or superior to premium brands, but at a lower price, while opening price point brands are designed for consumers who want quality products and packaging, but are extremely cost conscious. Value and opening price point brands' combined share of shelf space at our four largest customers increased from approximately 40% to 60% between 1995 and 1998 at the expense of premium brands. We believe that value and opening price point brands will continue to grow because of (a) continued improving consumer perception of the quality and performance of these brands and (b) ongoing increases in shelf space dedicated to these brands due to the higher margins they offer to retailers.

      Professional Market Buying Patterns. Home improvement centers are increasingly targeting the trade professionals in a variety of industries. As a result, trade professionals are utilizing this channel with greater frequency to take advantage of the competitive prices, convenience of locations and hours, delivery services and availability of credit offered by such retailers. Smaller independent pest control operators and lawn and garden care professionals, who represent approximately 70% of the professional market, have historically purchased their supplies from commercial distributors. While the current selection of professional lawn and garden care products is limited at home improvement centers, we believe that strategic initiatives underway at several national retailers will improve the breadth of professional products offered and drive future growth through this channel.


                              Competitive Strengths

      Leading Value-Oriented Brands. United is the leading manufacturer and marketer of value-oriented branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. Our value and opening price point brands have driven a shift in the industry by offering innovative products comparable or superior quality to premium brands at lower prices. As a result, our products have developed significant brand awareness and customer loyalty. Our portfolio of pesticide brands holds the number one position (36% share) in the home improvement center channel and the number two position (29% share) in the mass merchandiser channel.

      Strategic Partnerships With Leading Retailers. We have developed "strategic partnerships" with a number of leading national retailers in the fastest growing retail channels. Our four largest customers, Home Depot, Wal*Mart,

Lowe's and Kmart, each hold significant positions in the lawn and garden care market and have together opened approximately 750 net new stores over the last five years. As a result, we have been able to significantly increase our sales as these retailers have added new stores and captured market share.

      Large, Exclusive Direct Sales Force. We have the largest direct sales force in our industry, with approximately 300 sales representatives dedicated to merchandising our products. Each representative is responsible for approximately 30 retail outlets and typically visits each store on a weekly basis to merchandise shelf space, collect inventory data, record orders and educate in-store personnel about our products. This process facilitates real-time marketing, re-ordering and pricing decisions, helping to maximize store-level profitability. In addition, our exclusive sales force helps us to identify emerging trends and develop products to meet consumers' needs. We believe that our level of direct in-store sales support is unique among our competitors.

      Proprietary Management Information System. Our highly advanced and proprietary management information system provides real-time data on sales, orders and inventories at each retail outlet, allowing targeted sales promotions and efficient inventory management. With same-day order processing and strategically located distribution centers throughout the United States, we are generally able to deliver products to retailers within 72 hours of an order, allowing retailers to maintain lower inventory levels, generate higher turns and minimize costly returns.

      Proven, Committed Senior Management Team. Our management team has extensive operating, merchandising and marketing experience with us and in the consumer products industry. This management team has grown our business by developing new products and acquiring strategic brands while also improving operating efficiencies. In connection with the recapitalization, we named Stephen R. Brian as our President and Chief Executive Officer. Mr. Brian complements the present management team, joining us with over 30 years of experience in the consumer products industry. Combined, our top four senior managers have over 80 years of experience in the consumer products industry and 19 years of experience with us. After the recapitalization, our senior management team owns or has the right to acquire approximately 9% of our fully diluted common stock.


                                Business Strategy

      We plan to capitalize on our strengths and the favorable industry trends to enhance our leadership position in value and opening price point brands by implementing the following key elements of our business strategy:

      Enhance Value Brand Position. We plan to maintain our focus on building our leading value brands for the consumer lawn and garden pesticide and household insecticide markets. Our strategy is to provide innovative products of comparable or superior quality to our competitors at a lower price to appeal to the large, growing segment of consumers that desire a better value. Over the past five years, we have grown the sales and market shares of our core value brands - Spectracide, Hot Shot, Cutter and Peters - through the successful execution of this strategy.

      Partner with Leading Retailers. We believe that our strong value brand position coupled with our operational expertise allows us to partner with leading national retailers to develop opening price point brands. We currently manufacture and market the opening price point brands for retailers such as Home Depot, Kmart and Lowe's. Our strategic partnerships with these retailers have enabled us to significantly increase our portion of their category shelf space. Specifically, our products occupy over half of the category shelf space at Home Depot, Kmart and Lowe's, where we are "category manager" for lawn and garden pesticides. As category manager, our representatives work together with these national retailers to determine advantageous pricing, product mix and merchandising plans.

      Maximize Category Profitability for Retailers. We focus on maximizing retailers' profitability in selling our products by being a low-cost provider and leveraging our one-step distribution. We are a low-cost provider as a result of our high level of vertical integration and our patented water-based aerosol technology. We have a one-step distribution process through our approximately 300 person exclusive direct sales force, the largest in the industry.

      Leverage Distribution Network. We continually seek to capitalize on our strong distribution network and relationships with retailers. To that end, we have increased our sales and improved our operating leverage by supplying complementary product lines to retailers. We add new products either through new product development or by acquiring product lines. Our new product development strategy has been to introduce innovative products that have superior performance, easy-to-understand packaging and value pricing. Over the past three years, we have introduced 80 new products, which represented nearly 40% of our 1998 net sales. New products generate additional sales and generally provide higher margins to us and our retailers. Spectracide Terminate generated net sales of $21.9 million in its limited initial launch in 1998, demonstrating the strength of our distribution network. Our brand acquisition strategy has been to selectively acquire product lines that can benefit from our strong distribution network, product development expertise and other competitive strengths. Acquired product lines such as Peters and Cutter have experienced rapid growth upon integration into our distribution system.

      Target Professional Market. While the primary end users of our products have historically been household consumers, we have begun to target smaller independent pest control operators and lawn and garden care professionals through our existing retail channels. Historically, these professionals have purchased their pesticide and lawn and garden care products from commercial distributors. We believe that these professionals will increasingly utilize the home improvement center channel to take advantage of the competitive prices, convenience of locations and hours, delivery services and availability of credit offered. To benefit from and further drive this trend, we developed Spectracide Pro, a group of products designed specifically for the professional market. Launched in March 1999, this line of professional pesticides is supported by national advertising in relevant trade magazines, in-store promotional campaigns, an exclusive direct sales force and technical support. We believe that we can capitalize on our strong relationships with leading national retailers to gain a meaningful position in the professional market.


                                The Transactions

      On January 20, 1999, pursuant to a recapitalization agreement with UIC Holdings, L.L.C., which is owned by Thomas H. Lee Equity Fund IV, L.P., we completed a $652.0 million recapitalization (as further described in "The Transactions" section of this prospectus, the "Transactions").

                              The Initial Offering

      On March 24, 1999, we privately placed $150 million of our old 9-7/8% Senior Subordinated Notes due 2009. We entered into a registration rights agreement with the initial purchasers in that private offering in which we agreed, among other things, to use our reasonable best efforts to file a registration statement with the SEC, complete this exchange offer within 195 days after issuing the old notes and, in some circumstances, file a shelf registration statement. We must pay liquidated damages to the holders of the old notes if we do not meet these deadlines or if we file a shelf registration statement and fail to keep it effective until the second anniversary of the issue date of the notes.


                                              The Exchange Offer

Securities Offered...................................... $150,000,000 principal amount of 9-7/8% Series B Registered Senior
                                                         Subordinated Notes due 2009.

The Exchange Offer...................................... We are offering to exchange $150,000,000 principal amount of our  new notes which have been registered under the Securities Act of 1933 for
                                                         $150,000,000 of our outstanding 9-7/8% Series A Unregistered Senior
                                                         Subordinated Notes due 2009, which were issued in March 1999.

                                                         We will accept the old notes in exchange for the new notes in order to increase the liquidity of both series of our outstanding notes. The new notes are substantially identical to the old notes, except that certain transfer restrictions and registration rights relating to the old notes do not apply to the new notes. You may tender your old notes by following the procedures described in this prospectus under the heading "The Exchange Offer."

Expiration Date......................................... The exchange offer will expire at 5:00 p.m., New York City time, on
                                                                      , 1999, unless we extend it.

Withdrawal Rights....................................... You may withdraw your tender of your notes at any time prior to 5:00 p.m.,
                                                         New York City time, on the expiration date of the exchange offer.

Conditions to the Exchange Offer........................ The exchange offer is subject to customary conditions, which we may waive.  Please read the "The Exchange Offer--Conditions" section of this prospectus for more information regarding conditions to the exchange offer.

Procedures for Tendering Your
Old Notes............................................... If you are a holder of old notes who wishes to accept the exchange offer, you must either:

                                                         (a) complete, sign and date the accompanying Letter of Transmittal, or a facsimile thereof and mail or otherwise deliver such documentation, together with your old notes, to the exchange agent at the address set forth under "The Exchange--Offer Exchange Agent;" or

                                                         (b) arrange for The Depository Trust Company to transmit certain required information to the exchange agent for this exchange offer in connection with a book-entry transfer.

                                                         By tendering your notes in this manner, you will be representing, among other things, that:


                                      -5-

                                                               o the new notes you acquire pursuant to the exchange offer are being acquired in the ordinary course of your business;

                                                               o you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the new notes issued to you in the exchange offer; and

                                                               o you are not an "affiliate" of our company.


Certain United States Federal Income Tax
Consequences............................................ Your exchange of old notes for new notes pursuant to the exchange offer will not result in any gain or loss to you for federal income tax purposes.
                                                         See the "Certain United States Federal Income Tax Consequences" section of this prospectus.

Consequences of Failure to Exchange..................... Old notes that are not tendered or that are tendered, but not accepted, will be subject to the existing transfer restrictions on such notes after the exchange offer.  We will have no further obligation to register the old notes. If you do not participate in the exchange offer, the liquidity of your notes could be adversely affected.

Procedures for Beneficial Owners........................ If you are the beneficial owner of old notes registered in the name of a broker, dealer or other nominee and you wish to tender your notes, you should contact such person in whose name your notes are registered and promptly instruct such person to tender on your behalf.

Guaranty Delivery Procedures............................ If you wish to tender your old notes and time will not permit your required documents to reach the State Street Bank and Trust Company by the expiration date, or the procedure for book-entry transfer cannot be completed on time, or the certificate for your notes cannot be delivered on time, you may tender your notes pursuant to the guaranteed delivery procedures.  See "The Exchange Offer--Guaranteed Delivery Procedures."

Acceptance of Old Notes;
Delivery of New Notes .................................. Subject to certain conditions, we will accept old notes which are properly tendered in the exchange offer and not withdrawn, prior to 5:00 p.m., New
                                                         York City time, on the expiration date of the exchange offer. The new notes will be delivered as promptly as practicable following the expiration date.

Use of Proceeds ........................................ We will receive no proceeds from the exchange offer.

Exchange Agent.......................................... State Street Bank and Trust Company is the exchange agent for the exchange offer.


                                                           Summary of the New Notes

Issuer.................................................. United Industries Corporation.

Securities Offered...................................... $150,000,000 principal amount of 9-7/8% Series B Senior Subordinated
                                                         Notes due 2009.

Maturity Date........................................... April 1, 2009.


                                      -6-


Interest Rate........................................... 9.875% per year (calculated using a 360-day year).

Interest Payment Dates.................................. Every April 1 and October 1, beginning on October 1, 1999.

Ranking................................................. The notes will not be secured by any collateral. The notes will rank below all of our senior debt, but will rank equal to our other senior subordinated debt. Therefore, if we default, your right to payment under the notes will be junior to the rights of holders of our senior debt to collect money we owe them. As of December 31, 1998, on a pro forma basis, we had $225.0 million of senior debt outstanding (not including $110.0 million of available borrowings under our senior credit facility).

Guarantees ............................................. The notes will not be guaranteed by anyone on the issue date.  We currently have no subsidiaries, but if we create any subsidiaries in the future, certain of these subsidiaries will be required to guarantee the notes with unconditional guarantees that will rank below their senior debt, but equal to their senior subordinated debt, in the right of payment.

Optional Redemption after Five Years.................... Except in connection with certain public equity offerings by our company, we cannot choose to redeem the notes until April 1, 2004. At any time after that date (which may be more than once), we can choose to redeem some or all of the notes at prices listed under "Description of the
                                                         Notes--Optional Redemption."

Optional Redemption after Equity Offerings.............. At any time (which may be more than once) before the third anniversary date of the issue date of the notes, we can choose to buy back up to 40%
                                                         of the original principal amount of the notes with money that we raise in one or more public equity offerings of $25.0 million or more, as long as:

                                                            o  we pay 109.875% of the face amount of  the notes, plus interest,

                                                            o  we buy the notes back within 90 days of completing the public equity offering, and

                                                            o  at least 60% of the notes originally issued remain outstanding afterwards.

Change of Control Offer................................. If we experience a change of control, we must give holders of the notes the opportunity to sell us their notes at 101% of their face amount, plus accrued interest. We might not be able to pay you the required price for notes you present to us at the time of a change of control, because:

                                                            o  we might not have enough funds at that time, or

                                                            o  the terms of our other debt may prevent us from paying the required price.

Asset Sale Proceeds..................................... We may have to use the cash proceeds from assets we sell to offer


                                      -7-

                                                         to buy back notes at their face amount, plus accrued interest.

Certain Indenture Provisions............................ The indenture governing the notes will limit what we (and most or all of our future subsidiaries) may do.  The provisions of the indenture will limit our ability to:

                                                            o  incur more debt;
                                                            o  pay dividends and make distributions;
                                                            o  issue stock of subsidiaries;
                                                            o  make certain investments;
                                                            o  repurchase stock;
                                                            o  create subsidiaries;
                                                            o  create liens;
                                                            o  enter into transactions with affiliates;
                                                            o  enter into sale and leaseback transactions;
                                                            o  merge or consolidate; and
                                                            o  transfer and sell assets.
                                                            These covenants are subject to a number of important exceptions.

Transfer Restrictions................................... The new notes are new securities, and there is currently no established market for them.  We do not intend to list the new notes on any securities exchange.

Use of Proceeds......................................... We will not receive cash proceeds from the issuance of the new notes.
                                                         See "Use of Proceeds."






For more information about the new notes, see the "Description of the Notes" section of this prospectus.

                                  Risk Factors

      You should carefully consider the information set forth under "Risk Factors" as well as the other information and data included in this prospectus before tendering your old notes in exchange for new notes.

                 Summary Historical and Pro Forma Financial Data
                             (Dollars in thousands)

      In the table below, we provide you with selected historical and pro forma financial data for United. When you read this historical and pro forma financial data, it is important that you read along with it the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which is included in this prospectus.

      The statement of income data for the years ended December 31, 1994 and 1995, and balance sheet data as of December 31, 1994, 1995 and 1996, have been derived from audited financial statements which do not appear in this prospectus.

      The summary pro forma statement of income and other financial data give effect to the Transactions as if they occurred on January 1, 1998. The summary pro forma balance sheet data give effect to the Transactions as if they occurred on December 31, 1998. The unaudited pro forma financial data do not purport to be indicative of our actual financial position or results of operations, nor are they necessarily indicative of the results that we may achieve in the future. See "Unaudited Pro Forma Financial Statements."


                                                                        Year Ended December 31,
                                          ------------------------------------------------------------------------------------
                                                                                                                    Pro Forma
                                                 1994         1995         1996          1997           1998           1998
                                          ------------------------------------------------------------------------------------
Statement of Income Data:
Net sales ...............................   $ 139,822    $ 159,192    $ 199,495     $ 242,601      $ 282,676       $ 282,676
Cost of goods sold ......................      73,230       82,603      106,640       128,049        140,445         140,445
Advertising and promotion expenses ......      15,575       17,813       22,804        25,547         31,719          31,719
Selling, general and administrative
expenses ................................      35,032       38,629       46,276        52,092         61,066          54,076
Operating income ........................      15,985       20,147       23,775        36,913         47,125          54,115
Interest expense ........................         445          609        1,502         1,267          1,106          37,926
Income from continuing operations .......      15,235       19,249       21,826        34,920         45,027          12,959

Other Financial Data:
EBITDA (1) ..............................    $ 17,299     $ 22,862    $  27,336     $  40,510      $  53,284       $  60,274
Depreciation and amortization ...........       1,314        2,715        3,561         3,597          3,838           3,838
Capital expenditures (2) ................       1,993        4,726        6,384         5,138          3,628           3,628
Gross margin ............................        47.6%        48.1%        46.5%         47.2%          50.3%           50.3%
EBITDA margin............................        12.4%        14.4%        13.7%         16.7%          18.8%           21.3%
Ratio of total debt to EBITDA............                                                                                6.2x
Ratio of EBITDA to cash interest
      expense(3).........................                                                                                1.7x


                                                                                 As of
                                                                          December 31, 1998
                                                                       --------------------------
                                                                                        Pro
                                                                        Actual         Forma
                                                                        ------         -----
Balance Sheet Data:
Working capital (4) ..............................................     $ 30,042     $  24,242
Total assets .....................................................       94,161       225,683
Total debt .......................................................        4,645       375,000
Stockholders' equity (deficit) ...................................       58,257      (186,376)



                        (see footnotes on following page)

(1) EBITDA represents income from continuing operations before interest expense, income tax expense, depreciation and amortization, and $2,321 in non-recurring litigation expenses accrued in 1998. Pro Forma 1998 EBITDA includes certain related party transactions and the THL management fee as discussed below. We have included information concerning EBITDA because we believe it is used by certain investors as one measure of a company's historical ability to fund operations and meet its financial obligations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to operating income or income from continuing operations as an indicator of our operating performance or cash flow as a measure of liquidity. In addition, our definition of EBITDA may not be comparable to that reported by other companies. Pro Forma EBITDA is calculated as follows:





                                                                                        Year Ended December 31,
                                                                     -------------------------------------------------------------
                                                                       1994         1995         1996         1997         1998
                                                                     -------------------------------------------------------------
Income from continuing operations .................................  $ 15,235     $ 19,249     $ 21,826     $ 34,920     $ 45,027
Interest expense ..................................................       445          609        1,502        1,267        1,106
Income tax expense ................................................       305          289          447          726          992
Depreciation and amortization .....................................     1,314        2,715        3,561        3,597        3,838
Non-recurring litigation charges (a) ..............................        --           --           --           --        2,321
                                                                     --------     --------     --------     --------     --------

EBITDA.............................................................  $ 17,299     $ 22,862     $ 27,336     $ 40,510     $ 53,284
Related party transactions(b)......................................  ========     ========     ========     ========        7,740
THL management fee ................................................                                                          (750)
                                                                                                                         --------
Pro Forma EBITDA ..................................................                                                      $ 60,274
                                                                                                                         ========

-------------------------------

    (a) Reflects non-recurring costs associated with two separate lawsuits: (a) a suit filed in 1992 by the spouse of a former employee claiming benefits from a United-owned key man life insurance policy, which we are appealing, and (b) certain litigation concerning the advertising of our Spectracide Terminate product for which we have negotiated a settlement.

    (b) Reflects the elimination of stockholder salaries and certain fringe benefits that were in effect prior to the recapitalization and were reflective of the private ownership structure that existed prior to the recapitalization, offset by the salary and fringe benefit structure that was implemented with the recapitalization. EBITDA for 1994, 1995, 1996 and 1997, has not been adjusted for related party transactions. The related party transactions amounts were $3,754, $4,215, $3,847 and $3,061 for 1994, 1995, 1996 and 1997, respectively.

(2) Capital expenditures for 1995 exclude $8,272 of expenditures related to acquisitions.

(3) Cash interest expense represents interest expense adjusted to exclude amortization of deferred financing costs of $2,375 related to our senior credit facility and the notes offered hereby.

(4) Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt).

                                  RISK FACTORS

      You should carefully consider each of the following factors and all of the other information set forth in this prospectus before tendering your old notes for new notes. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, we may not be able to make principal and interest payments on the notes, and you may lose all or part of your investment.

Holders of old notes that fail to exchange their notes may be unable to resell their notes. We did not register the old notes under the federal or any state securities laws, nor do we intend to following the exchange offer. As a result, the old notes may only be transferred in limited circumstances under the securities laws. If the holders of old notes do not exchange their notes in the exchange offer, they lose their right to have the old notes registered under the federal securities laws. As a result, a holder of old notes after the exchange offer may be unable to sell its notes.

Your notes will not be accepted for exchange if you fail to follow the exchange offer procedures. The new notes will be issued to you in exchange for your old notes only after timely receipt by the exchange agent of:

      o  your old notes;

      o a properly completed and executed Letter of Transmittal and all other required documentation;

      o a book-entry delivery by transmittal of an agent's message through the Depository Trust Company.

      If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery.

      Neither the exchange agent nor our company is under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions on the old notes. In addition, if you tender your old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the federal securities laws in connection with any resale transaction. For additional information, please refer to "The Exchange Offer" and "Plan of Distribution" sections of this prospectus.

We may be unable to service our debt, including the notes, as a result of our high level of indebtedness. We have now and, after the offering, will continue to have a significant amount of indebtedness. The following chart is presented assuming we had completed the Transactions as of the dates or at the beginning of the periods specified below and applied the proceeds as intended:




                                                                            Pro Forma
                                                                     As of December 31, 1998
                                                                  --------------------------------
                                                                      (Dollars in millions)
Indebtedness senior to the notes..............................               $225.0
Total indebtedness............................................                375.0


                                                                              Pro Forma
                                                                    Year Ended December 31, 1998
                                                                  ---------------------------------
Ratio of earnings to fixed charges............................                  1.4x

      Our substantial indebtedness could have important consequences to you. For example, it could:

      o make it more difficult for us to satisfy our obligations with respect to these notes;

      o increase our vulnerability to general adverse economic and industry conditions;

      o limit our ability to fund future working capital, capital expenditures, research and development costs and other general corporate requirements;

      o require a substantial portion of our cash flow from operations for debt payments;

      o limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;

      o place us at a competitive disadvantage compared to our competitors that have less debt; and

      o  limit our ability to borrow additional funds.

      Any of the above listed factors could materially adversely affect us. See "Description of the Notes" and "Description of Our Senior Credit Facility."

We may incur more debt, which could further increase the risks described above. We may incur substantial additional indebtedness in the future. Our senior credit facility allows us to borrow up to an additional $110.0 million and all of those borrowings would be senior to the notes. If new debt is added to our current debt level, the related risks that we now face could increase. See "Capitalization," "Selected Historical Financial Data," "Description of the Notes" and "Description of Our Senior Credit Facility."

To service our indebtedness, we will require a significant amount of cash. Our ability to make payments on and to refinance our indebtedness, including these notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to some factors beyond our control. We believe our cash flow from operations and available borrowings under our senior credit facility will be adequate to meet our future liquidity needs for the next few years. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior credit facility in a sufficient amount to enable us to pay our indebtedness, including these notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. However, we might not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

You may lose part of your investment because the notes are subordinated to our senior debt. Your right to receive payments on these notes is junior to our debt under our senior credit facility which as of December 31, 1998, on a pro forma basis, would have been $225.0 million. In addition, these notes may rank behind our future borrowings except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes. As a result, upon any distribution to our creditors in a bankruptcy or similar proceeding relating to us, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the notes.

      In addition, all payments on the notes will be blocked in the event of a payment default on senior debt and may be prohibited for up to 179 consecutive days in the event of certain non-payment defaults on senior debt.

      In the event of bankruptcy, liquidation or reorganization or similar proceeding relating to us, the holders of the notes will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of our senior debt. Because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables. In any of these cases, we may not have sufficient assets or funds to pay all of our creditors, and holders of notes may receive less, ratably, than the holders of senior debt.

The terms of our indebtedness impose operational and financial restrictions on our company. Our senior credit facility and the indenture for the notes restrict our ability to:

      o  incur additional indebtedness

      o  pay dividends and make distributions

      o  issue common and preferred stock of subsidiaries

      o  make certain investments

      o  repurchase stock

      o  create subsidiaries

      o  create liens

      o  enter into transactions with affiliates

      o  enter into sale and leaseback transactions

      o  merge or consolidate our company

      o  transfer and sell assets

      In addition, we must maintain minimum debt service and maximum leverage ratios under our senior credit facility. A failure to comply with the restrictions contained in our senior credit facility could lead to an event of default which could result in an acceleration of indebtedness. An acceleration would also constitute an event of default under the indenture relating to the notes. See "Description of Our Senior Credit Facility."

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture. Upon the occurrence of certain kinds of control events, we will be required to offer to repurchase all outstanding notes. Certain events involving a change of control may result in an event of default under our senior credit facility or other indebtedness that we may incur in the future. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facility will not allow such repurchases. In addition, certain important corporate events, such as leveraged stock purchases that would increase the level of our indebtedness, may not constitute a change of control under the indenture. See "Description of the Notes -- Repurchase at the Option of Holders."

The holders of a majority of the notes may waive defaults under or modify the indenture in a manner adverse to noteholders who do not approve of such actions. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the new notes then outstanding will have the right to:

      o  waive certain existing defaults or events of default;

      o waive compliance with certain provisions of the indenture or the new notes;

      o  modify or supplement the indenture; and

      o direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the indenture.

      These provisions of the indenture could allow actions affecting the new notes to be taken without the approval of all of the holders of the new notes and thus may have an adverse effect on the holders of new notes who do not approve of such actions. See "Description of the Notes--Events of Default" and "--Modification of Indenture."

We depend heavily on a few customers for the substantial majority of our sales. Our four largest customers, Home Depot, Wal*Mart, Lowe's and Kmart, accounted for approximately 26%, 17%, 14% and 11%, respectively, of our net sales in 1998. We anticipate a similar or greater concentration of customers for the foreseeable future. Our reliance on these customers may significantly influence our negotiations with them. We do not have long-term contracts with any of our customers, and there can be no assurance that our customers will continue to purchase our products to the degree they have in the past or at all. The loss of, or a significant adverse change in, our relationship with any major customer could have a material adverse effect on us. See "Business--Customers."

Our historical seasonality could impair our ability to make interest payments on the notes. Our products are used primarily in the spring and summer, so our business is highly seasonal. For the past two years, approximately 75% of our net sales have occurred in the first and second quarters. Our working capital needs, and correspondingly our borrowings, peak near the end of our first quarter. If cash on hand is insufficient to cover payments due on the notes and if we are also unable to draw on our senior credit facility, this seasonality could adversely affect our ability to make interest payments as required by the notes.

Adverse weather conditions during our peak selling season could adversely impact our financial results. Weather conditions in North America have a significant impact on the timing of sales in the spring selling season and our overall annual sales. Periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides and fertilizers. In addition, an abnormally cold spring throughout North America could adversely affect both fertilizer and pesticide sales and therefore our financial results.

We may be unable to compete successfully in our highly competitive industry. We compete against a number of large national and regional brands. Our principal national competitors include: The Scotts Company, which markets products under the Ortho(R), Roundup(R) and Miracle- Gro(R) brand names; S.C. Johnson & Son, Inc., which markets products under the Raid(R) and OFF!(R) brand names; and The Clorox Company, which markets products under the Combat(R) and Black Flag(R) brand names. Some of our competitors are larger, have longer operating histories, greater financial resources and greater market recognition than us. We cannot assure you that we will be able to compete successfully against our competitors.

The growth of our business may make it more difficult to manage. Rapid growth may strain our ability to manage our business and will strain our operational and financial resources and accounting controls. Our continued growth will require an increase in personnel, particularly in our sales force. There can be no assurance that we will be able to continue to attract, train, develop and retain the personnel necessary to pursue our growth strategy.

We depend on our key personnel and we could be adversely affected if we lose our key personnel. If we were to lose the services of one or more members of our senior management or if one or more members of management were to depart and subsequently compete with us, it could have a material adverse effect on our business. Although we believe we could replace our key employees should the need arise, the loss of key personnel could have a material adverse effect on us. See "Management--Employment Agreements."

The interests of the holders of the notes may conflict with our controlling shareholders. The THL Parties beneficially own approximately 91.9% of our issued and outstanding common stock, and accordingly, they have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our charter and approving mergers or sales of substantially all of our assets. Our directors elected by the THL Parties will have the authority to make decisions affecting our capital structure including the issuance of additional capital stock, the implementation of stock purchase programs and the declaration of dividends.

We may be adversely affected by environmental regulations. We are subject to federal, state, local and foreign environmental laws and regulations governing our manufacturing operations and the registration and sale of our pesticide products. The risk arising from environmental regulation may increase in the future because the EPA is currently analyzing the risk that certain pesticides present to children. Failure to comply with the EPA requirements, the cost of supplying data to EPA, and the results of EPA's risk analyses could adversely our business. See "Business--Environmental Regulation."

We may be exposed to significant product liability claims. Although we have product liability insurance coverage in the aggregate amount of $1.0 million per occurrence, subject to a $500,000 per occurrence self-insured retention, and an umbrella policy for occurrences exceeding $1.0 million in the amount of $10.0 million, we cannot assure you that this insurance will provide coverage for any claim against us or will be sufficient to cover all possible liabilities. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products. See "Business--Litigation."

We may be unable to use and protect our trademarks. Our ability to successfully compete in our markets depends, in part, on our ability to use and protect our trademarks such as Spectracide and Hot Shot. There can be no assurance that our trademarks will be enforceable or adequately protect us from others using similar marks. Although we believe that our products do not violate the patents or proprietary rights of others, it is possible that competitors or others could claim this. If our products are found to infringe on the rights of others, we could be required to modify our products or pay for a license for the manufacture and sale of such products.

We may be adversely affected if our year 2000 remediation efforts are not successful. Our failure, or the failure of our third party suppliers or customers, to address information technology issues related to the year 2000 could adversely affect our operations. Like other business entities, we must address the ability of our computer software applications and other business systems to properly identify the year 2000 due to a commonly used programming convention of using only two digits to identify a year. Unless modified or replaced, these systems could fail or create erroneous results when referencing the year 2000. While we believe we have assessed the relevant issues related to the year 2000 problem, we cannot be sure that we will have adequately addressed the issue. Moreover, we rely on third party suppliers for finished goods, raw materials, water, other utilities, transportation and a variety of other key services. If one or more of these suppliers fail to address the year 2000 problem adequately, these suppliers' operations could be interrupted. Our or our customers' failure to address the year 2000 problem adequately could adversely affect our financial results.

There is currently no public market for the notes and one may not develop. The notes are a new issue of securities for which there is currently no trading market. We have been informed by CIBC Oppenheimer Corp. and NationsBanc Montgomery Securities LLC that they intend to make a market in the notes. However, CIBC Oppenheimer Corp. and NationsBanc Montgomery Securities LLC may cease their market-making at any time. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

                                THE TRANSACTIONS

      On January 20, 1999, we completed our $652.0 million recapitalization, in which:

      o Thomas H. Lee Equity Fund IV, L.P. contributed $254.7 million to UIC Holdings, L.L.C., which purchased common stock from stockholders for approximately $254.7 million;

      o our senior managers purchased common stock from stockholders for approximately $5.7 million;

      o we borrowed $150 million under a senior subordinated facility and $225 million under a senior credit facility to redeem a portion of the common stock held by stockholders; and

      o existing stockholders retained equity having an implied fair market value of approximately $16.6 million.

      The proceeds of the offering of old notes completed on March 24, 1999 were used to pay off the $150 million senior subordinated facility.

      Following the recapitalization, UIC Holdings, L.L.C. owns approximately 91.9% of our issued and outstanding common stock, the previous stockholders retain approximately 6.0% and our senior managers own approximately 2.1%.

      We are making an election under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. As a result, the tax basis of our assets will increase, which should permit us to increase our tax deduction for depreciation and amortization which should lower cash paid for taxes. This step-up in basis will result in an anticipated cash tax benefit of approximately $15 million per year over each of the next 15 years, if fully utilized.

      The following table sets forth the sources and uses of funds in connection with the Transactions assuming they were consummated on December 31, 1998 (in millions):



Sources of Funds:
      Senior credit facility (1)..........................................   $225.0
      Old notes ..........................................................    150.0
      Equity contribution (2) ............................................    277.0
                                                                           --------
           Total sources..................................................   $652.0
                                                                           ========

Uses of Funds:
      Recapitalization (3)................................................   $612.4
      Repayment of existing indebtedness..................................      4.6
      Estimated fees and expenses.........................................     35.0
                                                                           --------
           Total uses.....................................................   $652.0
                                                                           ========

-------------------------------

(1) Our senior credit facility consists of: (a) the $110.0 million revolving credit facility, of which no borrowings were outstanding at the closing of the recapitalization; (b) the $75.0 million Term Loan A; and (c) the $150.0 million Term Loan B. See "Description of Our Senior Credit Facility."

(2) The equity contribution consists of: (a) Thomas H. Lee Equity Fund IV, L.P.'s investment of approximately $254.7 million; (b) the management investment of approximately $5.7 million; and (c) the equity retained by our existing stockholders having an implied fair market value of approximately $16.6 million.

(3) The recapitalization consists of: (a) approximately $335.4 million used by us to redeem a portion of common stock held by our existing stockholders;
     (b) approximately $260.4 million (comprised of Thomas H. Lee Equity Fund IV, L.P.'s investment and management's investment) used to purchase a portion of common stock held by our existing stockholders; and (c) approximately $16.6 million (comprised of the equity retained by our existing stockholders) of implied fair market value of common stock retained by our existing stockholders.

                                 USE OF PROCEEDS

      We will not receive cash proceeds from the issuance of the new notes. We used the net proceeds of approximately $145.8 million from the initial offering of the old notes plus borrowings under our senior credit facility to repay our borrowings under our senior subordinated facility.

                                 CAPITALIZATION

      The following table sets forth our actual capitalization as of December 31, 1998, and our capitalization as of this date on a pro forma basis to give effect to the Transactions. The information in this table should be read in conjunction with "Unaudited Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements, including the related notes, which are included in this prospectus.


                                                                                    As of December 31, 1998
                                                                                   -------------------------
                                                                                    Actual          Pro Forma
                                                                                   -----------     ---------
Debt:
   Existing indebtedness ......................................................    $   4,645         $    --
   Revolving credit facility (1) ..............................................           --               0
   Term Loan A ................................................................           --          75,000
   Term Loan B ................................................................           --         150,000
   Notes offered hereby .......................................................           --         150,000
                                                                                   ---------         -------
      Total debt ..............................................................        4,645         375,000
                                                                                   ---------         -------

Stockholders' equity (deficit):
   Common stock ...............................................................            2             554
   Additional paid-in capital .................................................          972         104,142
   Retained earnings (deficit) ................................................       70,193        (291,072)
   Treasury stock .............................................................      (12,910)              0
                                                                                   ---------        --------
      Total stockholders' equity (deficit) ....................................       58,257        (186,376)
                                                                                   ---------        --------
      Total capitalization ....................................................      $62,902        $188,624
                                                                                   =========        ========


-------------------------------

(1) Our revolving credit facility provides for borrowings of up to $110.0 million for working capital and general corporate purposes.

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

      In the table below, we provide you with unaudited pro forma financial data for United. The unaudited pro forma data gives effect to the Transactions as if they occurred at the beginning on December 31, 1998. The information in the column titled "Actual" is summarized from the historical financial statements included in this prospectus. The unaudited pro forma financial data do not purport to be indicative of our actual financial position or results of operations, nor are they necessarily indicative of the results that we may achieve in the future.

      When you read this pro forma financial data, it is important that you read along with it the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which is included in this prospectus.

                          UNITED INDUSTRIES CORPORATION

                        UNAUDITED PRO FORMA BALANCE SHEET
                             (Dollars in thousands)

                             As of December 31, 1998

                                                                                                   Transaction
                                                                                    Actual         Adjustments      Pro Forma
                                                                                   --------        -----------      ---------
                                    ASSETS
Current assets:
      Accounts receivable, net................................................     $ 17,650         $     --         $ 17,650
      Inventories.............................................................       41,444                            41,444
      Prepaid expenses........................................................        2,172                             2,172
                                                                                   --------                          --------
           Total current assets...............................................       61,266                            61,266
Equipment and leasehold improvements, net.....................................       20,156                            20,156
Other assets..................................................................        6,948           14,500(1)        21,448
Investment in discontinued operations.........................................        5,791                             5,791
Deferred income taxes.........................................................           --          117,022(2)       117,022
                                                                                   --------         --------         --------
      Total assets............................................................     $ 94,161         $131,522         $225,683
                                                                                   ========         ========         ========


                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
      Current maturities of long-term debt....................................     $    929         $   (929)(3)     $    --
      Accounts payable........................................................       18,519                            18,519
      Accrued expenses........................................................       12,705            5,800(4)        18,505
                                                                                   --------         --------         --------
           Total current liabilities..........................................       32,153            4,871           37,024
Long-term debt................................................................        3,716          371,284(3)       375,000
Other liabilities.............................................................           35                                35
                                                                                   --------         --------         --------
           Total liabilities..................................................       35,904          376,155          412,059
Stockholders' equity (deficit):
      Common stock............................................................            2              552(5)           554
      Additional paid-in capital..............................................          972          103,170(5)       104,142
      Retained earnings (deficit).............................................       70,193         (361,265)(5)     (291,072)
      Treasury stock..........................................................      (12,910)          12,910(5)             0
                                                                                   --------         --------         --------
           Total stockholders' equity (deficit)...............................       58,257         (244,633)(5)     (186,376)
                                                                                   --------         --------         --------
           Total liabilities and stockholders' equity.........................     $ 94,161         $131,522         $225,683
                                                                                   ========         ========         ========


        See the accompanying notes to unaudited pro forma balance sheet.

                          UNITED INDUSTRIES CORPORATION

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                             (Dollars in thousands)

      The pro forma financial data have been derived by the application of pro forma adjustments to our historical financial statements for the period noted. The recapitalization has been accounted for as a leveraged recapitalization which will have no impact on the historical basis of assets and liabilities for financial reporting purposes.

(1) The pro forma adjustment to other assets reflects the following:

      Capitalized financing costs...............................................    $19,000
      Write-off of unamortized financing costs on debt refinanced...............     (4,500)
                                                                                   --------
                                                                                    $14,500
                                                                                   ========

      The $19,000 reflects the capitalized portion of fees and expenses paid to effect the Transactions. Total estimated fees and expenses are $35,000, the remaining $16,000 of which have been charged against stockholders' equity. Such total estimated fees and expenses consist of: (a) fees and expenses related to the Transactions, including bank commitment fees and underwriting commissions; (b) professional, advisory and investment banking fees and expenses; and (c) miscellaneous fees and expenses such as printing and filing fees. The $4,500 write-off relates to unamortized financing costs related to the portion of existing debt refinanced.

(2)   The pro forma adjustment to deferred income taxes reflects the following:
      (a) the establishment of a deferred tax asset resulting from the planned
      Section 338(h)(10) election with respect to the recapitalization; (b) the establishment of a 50% valuation allowance to partially reserve the deferred tax asset arising from the Section 338(h)(10) election; and (c) the conversion to a "C" corporation.

(3)   The pro forma adjustments to long-term debt reflect the following:


                                                                                                      Cash
                                                                                                     inflow/
                                                                                                    outflow
                                                                                                    ----------
      Repayment of current portion of existing long-term debt outstanding.......................    $     (929)
                                                                                                    ==========
      Senior Credit Facility....................................................................    $  225,000
      Notes offered hereby......................................................................       150,000
      Repayment of existing long-term debt outstanding..........................................        (3,716)
                                                                                                    ----------
           Pro forma adjustment to long-term debt...............................................    $  371,284
                                                                                                    ==========

(4) The pro forma adjustment to accrued expenses reflects the accrual for change of control bonuses that were paid to management in connection with the recapitalization, net of equity contributed by our senior managers.

                         UNITED INDUSTRIES CORPORATION

                             (Dollars in thousands)

(5) The pro forma adjustments to stockholders' equity reflect the following:


                                                                                 Additional
                                                                    Common        Paid-In      Retained       Treasury
                                                                    Stock         Capital      Earnings        Stock       Total
                                                                  ---------     -----------    --------    -----------   ---------
Redemption of common stock....................................    $      --      $      --      $  (335,355)   $    --   $ (335,355)
Cancellation of treasury stock................................           --             --          (12,910)    12,910            0
Fees and expenses related to the transactions.................           --        (16,000)              --         --      (16,000)
Write-off of unamortized financing costs......................           --             --           (4,500)        --       (4,500)
Equity contributed by senior managers.........................           --          2,700               --         --        2,700
Compensation expense related to change of control bonuses.....           --             --           (8,500)        --       (8,500)
Deferred tax asset............................................           --        117,022               --         --      117,022
                                                                        552           (552)              --         --            0
                                                                  ---------      ---------       ----------    -------   ----------
Stock split...................................................    $     552      $ 103,170       $ (361,265)   $12,910   $ (244,633)
                                                                  =========      =========       ==========    =======   ==========

                          UNITED INDUSTRIES CORPORATION

                     UNAUDITED PRO FORMA STATEMENT OF INCOME
                             (Dollars in thousands)

                          Year Ended December 31, 1998

                                                                                     Related Party     Transaction
                                                                            Actual     Adjustments     Adjustments        Pro Forma
                                                                           --------  -------------     -----------        ----------
Net sales ...........................................................      $282,676      $     --           $   --          $282,676
Operating costs and expenses:
      Cost of goods sold ............................................       140,455            --               --           140,445
      Advertising and promotion expenses ............................        31,719            --               --            31,719
      Selling, general and administrative expenses ..................        61,066        (7,740)(1)          750(2)         54,076
      Non-recurring litigation charges ..............................         2,321            --               --             2,321
                                                                           --------      --------         --------         ---------
Total operating costs and expenses ..................................       235,551        (7,740)             750           228,561
                                                                           --------      --------         --------         ---------
Operating income ....................................................        47,125         7,740             (750)           54,115
Interest expense ....................................................         1,106            --           36,820(3)         37,926
                                                                           --------      --------         --------         ---------
Income before provision for income taxes and discontinued
      operations ....................................................        46,019         7,740          (37,570)           16,189
Income tax expense ..................................................           992            --            2,238(4)          3,230
                                                                           --------      --------         --------         ---------
Income from continuing operations ...................................      $ 45,027      $  7,740         $(39,808)        $ 12, 959
                                                                           ========      ========         ========         =========

Other Data:
EBITDA (5) ..........................................................                                                      $  60,274
Depreciation and amortization .......................................                                                          3,838




     See the accompanying notes to unaudited pro forma statement of income.

                          UNITED INDUSTRIES CORPORATION

                NOTES TO UNAUDITED PRO FORMA STATEMENT OF INCOME
                             (Dollars in thousands)


      The unaudited pro forma statement of income excludes approximately $8,500 of non-recurring expenses related to compensation expense to be recorded for change of control bonuses paid to management in connection with the recapitalization and the write-off of unamortized financing costs of $4,500.

(1) The pro forma adjustment to selling, general and administrative expenses reflects the elimination of stockholder salaries and certain fringe benefits that were in effect prior to the recapitalization and were reflective of the private ownership structure that existed prior to the recapitalization, offset by the salary and fringe benefit structure that was implemented with the recapitalization.

(2) The pro forma adjustment to selling, general and administrative expenses reflects the annual management fee we will pay to THL.

(3) The pro forma adjustment to interest expense reflects the following:


                                                                                         Rate         Amount
                                                                                      ---------  ---------------
    Interest expense on revolving credit facility ................................      7.750%      $ 2,000(a)
    Interest expense on Term Loan A ..............................................      7.750%        5,813
    Interest expense on Term Loan B ..............................................      8.250%       12,375
    Interest expense on notes offered hereby .....................................      9.875%       14,813
    Amortization of capitalized financing fees ...................................                    2,375(b)
    Commitment fees on unused available revolving credit facility ................                      550
    Interest expense on debt refinanced ..........................................                   (1,106)
                                                                                                    -------
    Total adjustment .............................................................                  $36,820
                                                                                                    =======

-------------------

     (a) Reflects management's estimate of the annual interest expense associated with seasonal working capital borrowings.

     (b) Reflects annual amortization expense utilizing a weighted average maturity on all borrowings of eight years.

     A 0.125% increase or decrease in the assumed interest rate on our senior credit facility would change the pro forma interest expense by approximately $312 for the year ended December 31, 1998.

(4) The pro forma adjustment to income taxes reflects the following: (a) the planned Section 338(h)(10) election with respect to the recapitalization;
     (b) a 50% valuation allowance to partially reserve the deferred tax asset arising from the Section 338(h)(10) election; (c) the conversion to a "C" corporation; and (d) the direct tax effects of the pro forma adjustments described above at an estimated 38% effective tax rate.

                          UNITED INDUSTRIES CORPORATION

                             (Dollars in thousands)

(5) EBITDA represents income from continuing operations before interest expense, income tax expense, depreciation and amortization, and $2,321 in non-recurring litigation expenses accrued in 1998. Pro Forma 1998 EBITDA includes certain related party transactions and the THL management fee discussed below. We have included information concerning EBITDA because we believe it is used by certain investors as one measure of a company's historical ability to fund operations and meet its financial obligations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to operating income or income from continuing operations as an indicator of our operating performance or cash flow as a measure of liquidity. In addition, our definition of EBITDA may not be comparable to that reported by other companies. Pro Forma 1998 EBITDA is calculated as follows:


                                                                                    Year Ended
                                                                                    December 31,
                                                                                       1998
                                                                                  ---------------
Income from continuing operations...............................................       $45,027
Interest expense................................................................         1,106
Income tax expense..............................................................           992
Depreciation and amortization...................................................         3,838
Non-recurring litigation charges (a)............................................         2,321
                                                                                    ----------
EBITDA..........................................................................        53,284
Related party transactions (b)..................................................         7,740
THL management fee..............................................................          (750)
                                                                                    ----------
Pro Forma EBITDA................................................................       $60,274
                                                                                    ==========

-------------------------------

    (a) Reflects non-recurring costs associated with two separate lawsuits: (a) a suit filed in 1992 by the spouse of a former employee claiming benefits from a United-owned key man life insurance policy, which we are appealing, and (b) certain litigation concerning the advertising of our Spectracide Terminate product for which we have negotiated a settlement.

    (b) Reflects the elimination of stockholder salaries and certain fringe benefits that were in effect prior to the recapitalization and were reflective of the private ownership structure that existed prior to the recapitalization, offset by the salary and fringe benefit structure that was implemented with the recapitalization.

                       SELECTED HISTORICAL FINANCIAL DATA
                             (Dollars in thousands)

      In the table below, we provide you with selected historical financial data for United. When you read this selected historical financial data, it is important that you read along with it the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all of which is included in this prospectus.


                                                                                     Year Ended December 31,
                                                              ----------------------------------------------------------------------
                                                                 1994           1995           1996          1997            1998
                                                              ----------------------------------------------------------------------
Statement of Income Data:
Net sales ...............................................      $139,822       $159,192       $199,495       $242,601       $282,676
Operating costs and expenses:
  Cost of goods sold ....................................        73,230         82,603        106,640        128,049        140,445
  Advertising and promotion expenses ....................        15,575         17,813         22,804         25,547         31,719
      Selling, general and administrative
           expenses .....................................        35,032         38,629         46,276         52,092         61,066
  Non-recurring litigation charges ......................           --              --             --             --          2,321
                                                               --------       --------       --------       --------       --------
Total operating costs and expenses ......................       123,837        139,045        175,720        205,688        235,551
                                                               --------       --------       --------       --------       --------
Operating income ........................................        15,985         20,147         23,775         36,913         47,125
Interest expense ........................................           445            609          1,502          1,267          1,106
                                                               --------       --------       --------       --------       --------
Income before provision for income taxes and
      discontinued operations ...........................        15,540         19,538         22,273         35,646         46,019
Income tax expense ......................................           305            289            447            726            992
                                                               --------       --------       --------       --------       --------
Income from continuing operations .......................      $ 15,235       $ 19,249       $ 21,826       $ 34,920       $ 45,027
                                                               ========       ========       ========       ========       ========

Other Financial Data:
EBITDA (1) ..............................................      $ 17,299       $ 22,862       $ 27,336       $ 40,510       $ 53,284
Depreciation and amortization ...........................         1,314          2,715          3,561          3,597          3,838
Capital expenditures (2) ................................         1,993          4,726          6,384          5,138          3,628
Gross margin ............................................          47.6%          48.1%          46.5%          47.2%          50.3%
EBITDA margin ...........................................          12.4%          14.4%          13.7%          16.7%          18.8%
Ratio of earnings to fixed charges (3) ..................          11.8x          12.4x           8.3x          13.9x          17.6x

Balance Sheet Data:
Working capital (4) .....................................      $ 21,867       $ 29,565       $ 26,919       $ 32,046       $ 30,042
Total assets ............................................        56,037         82,979         84,254         97,441         94,161
Total debt ..............................................          --           16,200         13,960          3,997          4,645
Stockholders' equity (deficit) ..........................        40,131         45,864         46,829         64,449         58,257





                        (see footnotes on following page)

(1) EBITDA represents income from continuing operations before interest expense, income tax expense, depreciation and amortization, and $2,321 in non-recurring litigation expenses accrued in 1998. Pro Forma 1998 EBITDA includes certain related party transactions and the THL management fee as discussed below. We have included information concerning EBITDA because we believe it is used by certain investors as one measure of a company's historical ability to fund operations and meet its financial obligations. EBITDA is not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be used as an alternative to operating income or income from continuing operations as an indicator of our operating performance or cash flow as a measure of liquidity. In addition, our definition of EBITDA may not be comparable to that reported by other companies. EBITDA is calculated as follows:


                                                                            Year Ended December 31,
                                                            ------------------------------------------------------
                                                             1994       1995        1996        1997        1998
                                                            -------    -------     -------     -------     -------

Income from continuing operations .......................   $15,235    $19,249     $21,826     $34,920     $45,027
Interest expense ........................................       445        609       1,502       1,267       1,106
Income tax expense ......................................       305        289         447         726         992
Depreciation and amortization ...........................     1,314      2,715       3,561       3,597       3,838
Non-recurring litigation charges (a) ....................        --         --          --          --       2,321
                                                            -------    -------     -------     -------     -------
EBITDA (b) ..............................................   $17,299    $22,862     $27,336     $40,510     $53,284
                                                            =======    =======     =======     =======     =======

-------------------------------

      (a)  Reflects non-recurring costs associated with two separate lawsuits:
           (a) a suit filed in 1992 by the spouse of a former employee claiming benefits from a United-owned key man life insurance policy, which we are appealing, and (b) certain litigation concerning the advertising of our Spectracide Terminate product for which we have negotiated a settlement.

      (b) Does not reflect the elimination of stockholder salaries and certain fringe benefits that were in effect prior to the recapitalization and were reflective of the private ownership structure that existed prior to the recapitalization, offset by the salary and fringe benefit structure that was implemented with the recapitalization. EBITDA for 1994, 1995, 1996 and 1997, has not been adjusted for related party transactions. The related party transactions amounts were $3,754, $4,215, $3,847, $3,061 and $7,740 for 1994, 1995, 1996, 1997 and
           1998, respectively.

(2) Capital expenditures for 1995 exclude $8,272 of expenditures related to acquisitions.

(3) For purposes of this calculation, earnings are defined as income before provision for income taxes and discontinued operations plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense which management believes is representative of the interest factor of rent expense (approximately one-third of rent expense).

(4) Working capital is defined as current assets (excluding cash and cash equivalents) less current liabilities (excluding short-term debt and current portion of long-term debt).

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

Overview

      United is the leading manufacturer and marketer of value-oriented branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. We manufacture and market one of the broadest lines of pesticides in the industry, including herbicides and indoor and outdoor insecticides, as well as insect repellents and water-soluble fertilizers, under a variety of brand names. We believe that the key drivers of growth for the $2.7 billion consumer lawn and garden pesticide and household insecticide retail markets include: (a) the aging of the United States population; (b) growth in the home improvement center and mass merchandiser channels; and (c) shifting consumer preferences toward value-oriented branded products. Our management team has extensive operating, merchandising and marketing experience with us and in the consumer products industry and has grown our business by developing new products and acquiring strategic brands while also improving operating efficiencies.

      The following discussion of our historical results of operations and financial condition should be read in conjunction with the audited financial statements and the related notes which are included in this prospectus.


Results of Operations

      The following table sets forth the percentage relationship of certain items in our income statement to net sales.



                                                                                                 Year Ended December 31,
                                                                                          -------------------------------------
                                                                                           1996           1997            1998
                                                                                          ------         ------          ------
Net sales:
      Value brands ....................................................................     83.4%          73.9%          76.6%
      Opening price point brands ......................................................      9.2           18.6           17.7
      Other ...........................................................................      7.4            7.5            5.7
                                                                                           -----          -----          -----
Total net sales .......................................................................    100.0          100.0          100.0
Operating costs and expenses:
      Cost of goods sold ..............................................................     53.5           52.8           49.7
      Advertising and promotion expenses ..............................................     11.4           10.5           11.2
      Selling, general and administrative expenses ....................................     23.2           21.5           21.6
      Non-recurring litigation charges ................................................      0.0            0.0            0.0
                                                                                           -----          -----          -----
Total operating costs and expenses ....................................................     88.1           84.8           83.3
                                                                                           -----          -----          -----
Operating income ......................................................................     11.9           15.2           16.7
Interest expense ......................................................................      0.8            0.5            0.4
                                                                                           -----          -----          -----
Income before provision for income taxes and discontinued operations ..................     11.1           14.7           16.3
Income tax expense ....................................................................      0.2            0.3            0.4
                                                                                           -----          -----          -----
Income from continuing operations .....................................................     10.9%          14.4%          15.9%
                                                                                           =====          =====          =====


1998 Compared to 1997

      Net Sales. Net sales increased 16.5% to $282.7 million in 1998 from $242.6 million in 1997. This increase was driven by a combination of factors including:
(a) the continued shift of consumers' preferences toward value and opening price point brands; (b) the introduction of Spectracide Terminate; and (c) expanded distribution at home improvement centers and mass merchandisers through increased shelf space and rapid store expansion. Net sales of our value brands increased 20.9% to $216.6 million in 1998 from $179.2 million in 1997. This increase was a result of continued growth of core value brands including Spectracide, Hot Shot and Peters, and the introduction of Spectracide Terminate, which contributed $21.9 million in net sales in 1998. Net sales of opening price point brands increased 11.1% to $50.1 million in 1998 from $45.1 million in 1997 driven by the continued rapid pace of store openings by our top retail customers.

      Gross Profit. Gross profit increased 24.2% to $142.2 million in 1998 compared to $114.6 million in 1997. As a percentage of net sales, gross profit increased to 50.3% in 1998 compared to 47.2% in 1997. The improvement in gross profit as a percentage of net sales was a result of a more profitable sales mix, mainly attributable to the introduction of Spectracide Terminate, and volume efficiencies.

      Advertising and Promotion Expenses. Advertising and promotion expenses increased 24.2% to $31.7 million in 1998 from $25.5 million in 1997. As a percentage of net sales, advertising and promotion expenses increased to 11.2% in 1998 from 10.5% in 1997. The overall increase in advertising and promotion expenses was primarily related to the launch of Spectracide Terminate.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 17.2% to $61.1 million in 1998 from $52.1 million in 1997. As a percentage of net sales, selling, general and administrative expenses increased slightly to 21.6% in 1998 from 21.5% in 1997. The overall increase in selling, general and administrative expenses was related to higher selling, marketing and distribution costs to support the launch of Spectracide Terminate and the rapid growth in sales, as well as higher related party expenses.

      Operating Income. Operating income increased 27.7% to $47.1 million in 1998 from $36.9 million in 1997. As a percentage of net sales, operating income increased to 16.7% in 1998 from 15.2% in 1997 as a result of improved gross margins as discussed above.


1997 Compared to 1996

      Net Sales. Net sales increased 21.6% to $242.6 million in 1997 from $199.5 million in 1996. This increase was driven by a combination of factors including:
(a) the continued shift of consumers' preferences toward value and opening price point brands; (b) new product introductions, including opening price point brands at Home Depot and Lowe's; and (c) expanded distribution at home improvement centers and mass merchandisers through increased shelf space and rapid store expansion. Net sales of our value brands increased 7.8% to $179.2 million in 1997 from $166.3 million in 1996. This increase was a result of continued growth of core value brands including Spectracide, Hot Shot and Peters. Net sales of opening price point brands increased 146.4% to $45.1 million in 1997 from $18.3 million in 1996 driven by the introductions of Real-Kill at Home Depot and No-Pest at Lowe's.

      Gross Profit. Gross profit increased 23.4% to $114.6 million in 1997 compared to $92.9 million in 1996. As a percentage of net sales, gross profit increased to 47.2% in 1997 compared to 46.5% in 1996. The improvement in gross profit as a percentage of net sales was a result of a more profitable sales mix, volume efficiencies and cost reduction efforts completed late in 1996 related to the acquisitions made in 1995.

      Advertising and Promotion Expenses. Advertising and promotion expenses increased 12.0% to $25.5 million in 1997 from $22.8 million 1996. As a percentage of net sales, advertising and promotion expenses declined to 10.5% in 1997 from 11.4% in 1996. The overall increase in advertising and promotion expenses related to costs associated with the launch of opening price point brands at Home Depot and Lowe's.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 12.6% to $52.1 million in 1997 from $46.3 million in 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 21.5% in 1997 from 23.2% in 1996. The overall increase in selling, general and administrative expenses was related to higher selling, marketing and distribution costs to support the rapid growth in sales. The decline in selling, general and administrative expenses as a percentage of net sales was a result of increased total sales and the benefits of cost containment efforts and improved operating leverage.

      Operating Income. Operating income increased 55.3% to $36.9 million in 1997 from $23.8 million in 1996. As a percentage of net sales, operating income increased to 15.2% in 1997 from 11.9% in 1996 as a result of improved gross margins and a decline in selling, general and administrative expenses as a percentage of net sales as discussed above.

Income Tax Expense

      The low effective tax rate for 1996, 1997 and 1998 was attributable to our election to be taxed as an "S" corporation under the provisions of the Internal Revenue Code and similar provisions of Missouri tax law. In conjunction with the recapitalization, we converted to a "C" corporation and will be subject to federal and Missouri income tax beginning in 1999.


Liquidity and Capital Resources

      Historically, we have utilized internally generated funds and borrowings under credit facilities to meet ongoing working capital and capital expenditure requirements. As a result of the recapitalization, we have significantly increased our cash requirements for debt service relating to the notes and our senior credit facility. As of December 31, 1998, on a pro forma basis, we would have had long-term debt outstanding of approximately $375.0 million and up to $110.0 million available under our revolving credit facility. We will rely on internally generated funds and, to the extent necessary, borrowings under our revolving credit facility to meet our liquidity needs. See "The Transactions."

      Our senior credit facility consists of: (a) the $110.0 million revolving credit facility, under which no borrowings were outstanding at the closing of the recapitalization; (b) the $75.0 million Term Loan A; and (c) the $150.0 million Term Loan B. Our revolving credit facility and the Term Loan A mature six years from the closing date of our senior credit facility, and the Term Loan B matures seven years from the closing date of our senior credit facility. Our revolving credit facility is subject to a clean-down period during which the aggregate amount outstanding under our revolving credit facility shall not exceed $10.0 million for 30 consecutive days occurring during the period between August 1 and November 30 in each calendar year.

      Our principal liquidity requirements are for working capital, capital expenditures and debt service under our senior credit facility and the notes. Cash flow from continuing operations provided net cash of approximately $27.7 million, $35.1 million and $50.8 million in 1996, 1997 and 1998, respectively. Cash flow from operating activities fluctuates during the year as the seasonal nature of our sales results in a significant increase in working capital (primarily accounts receivable and inventory) during the first half of the year, with the second and third quarters being significant cash collection periods.

      Capital expenditures are related to the maintenance of our existing facilities and the construction of additional production and distribution capacity. Capital expenditures for 1996, 1997 and 1998 were approximately $6.4 million, $5.1 million and $3.6 million, respectively. Capital expenditures for 1999 are expected to be less than $5.0 million.

      Principal on the Term Loan A is required to be repaid quarterly in annual amounts of $10.0 million for years one through four and $17.5 million for years five and six after the closing of our senior credit facility. Principal on the Term Loan B is required to be repaid quarterly in annual amounts of $1.5 million for the first six years and $141.0 million for the seventh year after the closing of our senior credit facility. See "Description of Our Senior Credit Facility."

      Based on our current operations, we believe that our cash flow from operations, together with available borrowings under our revolving credit facility, will be adequate to meet our anticipated requirements for working capital, capital expenditures and scheduled principal and interest payments for the next few years. However, we cannot ensure that we will generate sufficient cash flow from operations to repay the notes and amounts outstanding under our senior credit facility at maturity without requiring additional financing. Our ability to meet our debt service and clean-down obligations and reduce our debt will be dependent on our future performance, which in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond our control. See "Risk Factors." Because a portion of our debt bears interest at floating rates, our financial condition is and will continue to be affected by changes in prevailing interest rates.

Seasonality

      Our business is highly seasonal because our products are used primarily in the spring and summer. For the past two years, approximately 75% of our net sales have occurred in the first and second quarters. Our working capital needs, and correspondingly our borrowings, peak near the end of our first quarter.


Year 2000 Compliance

      The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

      In connection with a $2.5 million management information systems upgrade, we have substantially completed an inventory of our computer programs and assessed our year 2000 readiness. Our information systems and computer programs include programs developed for our proprietary management information system. For programs which were identified as not being year 2000 ready, we repaired or replaced the programs and have substantially completed performing appropriate testing for year 2000. We believe that substantially all of our information systems should now be year 2000 compliant, but we do not expect to complete our testing until June 1999.

      Costs related to the year 2000 issue are included in the $2.5 million management information systems upgrade. We estimate that the remaining testing, repair and replacement necessary to complete our year 2000 compliance program will cost less than $1.0 million. In our opinion, we do not anticipate any additional costs relating to the year 2000 issue which would have a material adverse effect on our financial condition or our results of operations.

      While we believe all necessary work will be completed in a timely fashion, we cannot assure you that all systems will be compliant by the year 2000, or that the systems of other companies and government agencies on which we rely will be compliant. We believe the most likely worst-case scenarios that we might confront with respect to the year 2000 issues have to do with the possible failure of third-party systems over which we have no control, including, but not limited to, satellite, power and telephone services. However, we have developed a contingency plan to facilitate electronic data interchange communication with our main customers. Since June 30, 1998, we have been communicating with our largest customers to determine their state of readiness with regard to the year 2000 issue. Based on our assessment to date, we have not received any indication from a third party indicating that it expects to experience year 2000 non-compliance of a nature which would have a material impact on us. However, the risk remains that our customers or other third parties may not have accurately determined their state of readiness, in which case these parties' lack of year 2000 compliance may have a material adverse effect on our results of operations. We continue to monitor the year 2000 compliance of third parties with which we do business.


Recently Issued Accounting Pronouncements

      The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS 133 provides standards on accounting and disclosure for derivative instruments and requires that all derivatives be measured at fair value and reported as either assets or liabilities on the balance sheet. We will be required to adopt this statement no later than the beginning of fiscal year 2000. We have not completed our analysis to determine the impact of this statement on our financial statements.

                                    BUSINESS

General

      We are the leading manufacturer and marketer of value-oriented branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. We manufacture and market one of the broadest lines of pesticides in the industry, including herbicides and indoor and outdoor insecticides, as well as insect repellents and water-soluble fertilizers, under a variety of brand names. Our "value" and "opening price point" brands generally compete with higher priced premium brands. Our portfolio of value-oriented brands includes the following:

      o Spectracide, the leading value brand and overall fastest growing brand of consumer lawn and garden pesticides;

      o Spectracide Terminate, the first ever do-it-yourself consumer termite killing system, launched in 1998;

      o Spectracide Pro, lawn and garden and household pesticides targeted toward the professional market, introduced in 1999;

      o Hot Shot, the leading value brand and overall fastest growing brand of consumer household insecticides;

      o Cutter, the leading value brand and overall fastest growing brand of consumer insect repellents;

      o  Peters, the leading value brand of consumer water-soluble fertilizers;
         and

      o Real-Kill (Home Depot), No-Pest (Lowe's) and KRid and KGro (Kmart), the opening price point brands of consumer lawn and garden pesticides and household insecticides at key retailers.

      We believe that our market leadership is a result of our: (a) leading value-oriented brands, (b) strategic relationships with major national retailers, (c) extensive distribution capabilities, (d) exclusive direct sales force and (e) proprietary management information systems. Our portfolio of pesticide brands holds the number one position in the home improvement center channel and the number two position in the mass merchandiser channel. In 1998, we generated net sales and pro forma EBITDA of $282.7 million and $60.3 million, respectively.

      Our management team has extensive operating, merchandising and marketing experience with us and in the consumer products industry. This management team has grown our business by developing new products and acquiring strategic brands while also improving operating efficiencies. As a result, from 1994 to 1998 our:

      o  Net sales grew at a compound annual rate of 19.2%;

      o  EBITDA grew at a compound annual rate of 36.6%; and

      o  EBITDA margin increased from 12.4% to 21.3%.


Industry Overview

      Retail sales of consumer lawn and garden pesticides and household insecticides in the United States totaled $2.7 billion in 1998. Since 1994, the market for these products has grown at an average annual rate of approximately 3%. We believe that the industry will continue to grow at a similar rate over the next several years due to favorable demographic trends. Approximately 67% of households in the United States, or 68 million households, participate in some form of lawn and garden care activity. Moreover, consumers over the age of forty-five represent the largest segment of lawn and garden care product users and typically enjoy more leisure time and higher levels of discretionary income than the general population. As the baby boom generation ages, this segment is expected to grow at a rate more than twice that of the total population. This demographic trend is likely to increase the number of lawn and garden care product users.

      We also believe that we will benefit from the following trends in the industry:

      Channel Consolidation. Historically, consumer lawn and garden care products have been distributed through a variety of retail channels, including home improvement centers, mass merchandisers, hardware stores, grocery and drug stores, warehouse clubs and garden centers. In recent years, as home improvement centers and mass merchandisers have added stores and expanded their lawn and garden care departments, consumers have increasingly purchased their lawn and garden care needs from these outlets due to their broader and deeper product offerings, competitive prices and convenient locations and hours. In 1997, approximately 70% of consumers purchased lawn and garden care products at home improvement centers and mass merchandisers compared to just 57% in 1992. We believe that these retail channels will continue to gain market share from other channels over the next several years.

      Growth in Value-Oriented Brands. Consumer lawn and garden care products fall into one of three brand tiers: (a) premium brands, (b) value brands or (c) opening price point brands. Historically, the market was dominated by premium brands. Over the past several years, the market has shifted toward value and opening price point brands. Value brands are targeted toward consumers who want products and packaging that are comparable or superior to premium brands, but at a lower price, while opening price point brands are designed for consumers who want quality products and packaging, but are extremely cost conscious. Value and opening price point brands' combined share of shelf space at our four largest customers increased from approximately 40% to 60% between 1995 and 1998 at the expense of premium brands. We believe that value and opening price point brands will continue to grow because of (a) continued improving consumer perception of the quality and performance of these brands and (b) ongoing increases in shelf space dedicated to these brands due to the higher margins they offer to retailers.

      Professional Market Buying Patterns. Home improvement centers are increasingly targeting the trade professionals in a variety of industries. As a result, trade professionals are utilizing this channel with greater frequency to take advantage of the competitive prices, convenience of locations and hours, delivery services and availability of credit offered by such retailers. Smaller independent pest control operators and lawn and garden care professionals, who represent approximately 70% of the professional market, have historically purchased their supplies from commercial distributors. While the current selection of professional lawn and garden care products is limited at home improvement centers, we believe that strategic initiatives underway at several national retailers will improve the breadth of professional products offered and drive future growth through this channel.


Competitive Strengths

      Leading Value-Oriented Brands. United is the leading manufacturer and marketer of value-oriented branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. Our value and opening price point brands have driven a shift in the industry by offering innovative products comparable or superior quality to premium brands at lower prices. As a result, our products have developed significant brand awareness and customer loyalty. Our portfolio of pesticide brands holds the number one position (36% share) in the home improvement center channel and the number two position (29% share) in the mass merchandiser channel.

      Strategic Partnerships With Leading Retailers. We have developed "strategic partnerships" with a number of leading national retailers in the fastest growing retail channels. Our four largest customers, Home Depot, Wal*Mart, Lowe's and Kmart, each hold significant positions in the lawn and garden care market and have together opened approximately 750 net new stores over the last five years. As a result, we have been able to significantly increase our sales as these retailers have added new stores and captured market share.

      Large, Exclusive Direct Sales Force. We have the largest direct sales force in our industry, with approximately 300 sales representatives dedicated to merchandising our products. Each representative is responsible for approximately 30 retail outlets and typically visits each store on a weekly basis to merchandise shelf space, collect inventory data, record orders and educate in-store personnel about our products. This process facilitates real time marketing, re-ordering and pricing decisions, helping to maximize store-level profitability. In addition, our exclusive sales force helps us to identify emerging trends and develop products to meet consumers' needs. We believe that our level of direct in-store sales support is unique among our competitors.

      Proprietary Management Information System. Our highly advanced and proprietary management information system provides real time data on sales, orders and inventories at each retail outlet, allowing targeted sales promotions and efficient inventory management. With same-day order processing and strategically located distribution centers throughout the United States, we are generally able to deliver products to retailers within 72 hours of an order, allowing retailers to maintain lower inventory levels, generate higher turns and minimize costly returns.

      Proven, Committed Senior Management Team. Our management team has extensive operating, merchandising and marketing experience with us and in the consumer products industry. This management team has grown our business by developing new products and acquiring strategic brands while also improving operating efficiencies. In connection with the recapitalization, we named Stephen R. Brian as our President and Chief Executive Officer. Mr. Brian complements the present management team, joining us with over 30 years of experience in the consumer products industry. Combined, our top four senior managers have over 80 years of experience in the consumer products industry and 19 years of experience with us. After the recapitalization, our senior management team owns or has the right to acquire approximately 9% of our fully diluted common stock.


Business Strategy

      We plan to capitalize on our strengths and the favorable industry trends to enhance our leadership position in value and opening price point brands by implementing the following key elements of our business strategy:

      Enhance Value Brand Position. We plan to maintain our focus on building our leading value brands for the consumer lawn and garden pesticide and household insecticide markets. Our strategy is to provide innovative products of comparable or superior quality to our competitors at a lower price to appeal to the large, growing segment of consumers that desire a better value. Over the past five years, we have grown the sales and market shares of our core value brands - Spectracide, Hot Shot, Cutter and Peters - through the successful execution of this strategy.

      Partner with Leading Retailers. We believe that our strong value brand position coupled with our operational expertise allows us to partner with leading national retailers to develop opening price point brands. We currently manufacture and market the opening price point brands for retailers such as Home Depot, Kmart and Lowe's. Our strategic partnerships with these retailers have enabled us to significantly increase our portion of their category shelf space. Specifically, our products occupy over half of the category shelf space at Home Depot, Kmart and Lowe's, where we are "category manager" for lawn and garden pesticides. As category manager, our representatives work together with these national retailers to determine advantageous pricing, product mix and merchandising plans.

      Maximize Category Profitability for Retailers. We focus on maximizing retailers' profitability in selling our products by being a low-cost provider and leveraging our one-step distribution. We are a low-cost provider as a result of our high level of vertical integration and our patented water-based aerosol technology. We have a one-step distribution process through our approximately 300 person exclusive direct sales force, the largest in the industry.

      Leverage Distribution Network. We continually seek to capitalize on our strong distribution network and relationships with retailers. To that end, we have increased our sales and improved our operating leverage by supplying complementary product lines to retailers. We add new products either through new product development or by acquiring product lines. Our new product development strategy has been to introduce innovative products that have superior performance, easy-to-understand packaging and value pricing. Over the past three years, we have introduced 80 new products, which represented nearly 40% of our 1998 net sales. New products generate additional sales and generally provide higher margins to us and our retailers. Spectracide Terminate generated net sales of $21.9 million in its limited initial launch in 1998, demonstrating the strength of our distribution network. Our brand acquisition strategy has been to selectively acquire product lines that can benefit from our strong distribution network, product development expertise and other competitive strengths. Acquired product lines such as Peters and Cutter have experienced rapid growth upon integration into our distribution system.

      Target Professional Market. While the primary end users of our products have historically been household consumers, we have begun to target smaller independent pest control operators and lawn and garden care professionals through our existing retail channels. Historically, these professionals have purchased their pesticide and lawn and garden care products from commercial distributors. We believe that these professionals will increasingly utilize the home improvement center channel to take advantage of the competitive prices, convenience of locations and hours, delivery services and availability of credit offered. To benefit from and further drive this trend, we developed Spectracide Pro, a group of products designed specifically for the professional market. Launched in March 1999, this line of professional pesticides is supported by national advertising in relevant trade magazines, in-store promotional campaigns, an exclusive direct sales force and technical support. We believe that we can capitalize on our strong relationships with leading national retailers to gain a meaningful position in the professional market.


Our History

      United was founded by David C. Pratt in 1969. We initially focused on metal works and anchor and bolt production. In 1973, we acquired Spray Chem, a contract manufacturer of liquid and aerosol insecticides and herbicides. In 1985, we acquired Real-Kill and entered into the manufacturing and distribution of branded products. In 1988, we formed our core businesses through the acquisition of certain assets of various businesses of Chesebrough-Ponds, a subsidiary of Unilever plc. The acquired brands included Spectracide, Hot Shot, Rid-a-Bug, Bag-a-Bug and No-Pest, expanding our products to include a wide array of value-oriented indoor and outdoor pesticides. In 1994, we acquired certain assets relating to Cutter from Miles, Inc. In 1995, we acquired certain assets from Alljack Company and Celex Corporation, including Peters, the manufacturing rights of Kmart's opening price point brands, KRid and KGro, and the Shootout and Gro Best brand names.

      In addition to acquisitions, we have grown through new product introductions. Our new product development strategy has been to identify unmet consumer needs, exploit competitors' weaknesses and introduce innovative products that have superior performance, easy-to-understand packaging and value pricing. Over the past three years, we have introduced 80 new products, which represented nearly 40% of our 1998 net sales. Examples include: (a) Spectracide Terminate, the first ever do-it-yourself consumer termite killing system, introduced in 1998, and (b) Spectracide Pro, a line of lawn and garden and household pesticides targeted toward smaller independent pest control operators and lawn and garden care professionals, introduced in March 1999.


Products

      We are the leading manufacturer and marketer of value and opening price point branded products for the consumer lawn and garden pesticide and household insecticide markets in the United States. We manufacture and market one of the broadest lines of pesticides in the industry, including herbicides and indoor and outdoor insecticides, as well as insect repellents and water soluble fertilizers, under a variety of brand names. Our products have comparable or superior quality and performance to premium brands, but are typically priced at a 10% to 20% discount. Our value brands are targeted toward consumers who want products and packaging that are comparable or superior to premium brands, but at a lower price, while our opening price point brands are designed for consumers who want quality products and packaging, but are extremely cost conscious. Our portfolio of value- oriented pesticide brands hold the number one position (36% share) in the home improvement center channel and the number two position (29% share) in the mass merchandiser channel. The following is a description of each of our major products.


Value Brands (76% of 1998 net sales)
------------------------------------

       We sell a broad line of value brands marketed under such names as Spectracide, Spectracide Terminate, Spectracide Pro, Hot Shot, Cutter and Peters. Since 1994, net sales of our value brands have grown at a compound annual rate of 13.7% from $129.4 million to $216.6 million in 1998. Below is a description of each of our value brands:

      Spectracide. The Spectracide product line primarily consists of outdoor insect control products and herbicides, but also includes indoor insect control products, specialty items such as plant disease control and rose care products, and regional products such as fire ant killer and Bag-a-Bug Japanese beetle traps. Since its acquisition from Unilever in 1988, Spectracide has grown faster than any brand in the consumer lawn and garden category with net sales growing at a compound annual rate of 14.1% since 1994. When we acquired the Spectracide product line, it held a single digit market share in the home improvement center and mass merchandiser channels. Today, the Spectracide brand has an average market share in excess of 20% in both of these channels. We have grown this brand by capitalizing on our strong distribution network, product development expertise and other competitive strengths. The Spectracide product line consists of 115 SKUs.

      Spectracide Terminate. Introduced in 1998, Spectracide Terminate is the first ever do-it-yourself consumer termite killing system. The product is based on professional bait stake technology and comes in 20, 40 or 60 stake packages to meet the needs of a wide range of property sizes. Prices per package range from $49 to $129, which is a significant discount to professional services. The introduction of Spectracide Terminate reflects our focus on innovative product development. We identified a need for a do-it-yourself alternative because approximately 98% of the revenues in the $2.0 billion termite control industry are generated by professional termite franchises. Conceived, developed and introduced in less than a year, Spectracide Terminate has been very successful during its initial marketing stage, with net sales of $21.9 million in 1998. As we continue to expand distribution and enhance marketing programs dedicated to this product, we believe sales of the Spectracide Terminate product will continue to grow. The Spectracide Terminate product line consists of 12 SKUs.

      Spectracide Pro. The Spectracide Pro product line, which was introduced in March 1999, targets smaller independent lawn and garden care professionals and pest control operators. Many trade professionals are increasingly purchasing their supplies at home improvement centers. To benefit from and drive this trend, we developed the Spectracide Pro line, a group of products designed specifically for the professional market. This product line will be the first to offer both convenience and value to this market through the home improvement center channel. Conceived, developed and introduced in less than a year, this product line is supported by national advertising in relevant trade magazines, an exclusive direct sales force, a technical support team and in-store promotional campaigns. Preliminary distribution is through over 400 Home Depot retail locations. The Spectracide Pro product line consists of 21 SKUs.

      Hot Shot. The Hot Shot product line consists of household insecticides, including items such as roach and ant killers, flying insect killers, foggers, wasp and hornet killers, rodenticides, flea control products and, most recently, a new line of roach and ant baits. Acquired from Unilever in 1988, Hot Shot is the fastest growing household insecticide brand in the United States, recently passing Black Flag(R) to become the number two brand in the home improvement center and mass merchandiser channels. Hot Shot's market penetration has consistently increased, growing from a market share in the low single digits in the home improvement center and mass merchandiser channels when we acquired the brand to over 16% today in the categories in which it competes. The Hot Shot product line consists of 48 SKUs.

      Cutter. Acquired from Miles, Inc. in 1994, Cutter's product line provides protection for the entire family, ranging from area repellent citronella candles to products designed especially for use on children and the outdoorsman. We have repositioned Cutter as a value brand and increased its distribution, enabling it to become the fastest growing brand in the insect repellent category. Today, Cutter has the number one market position in the home improvement center and hardware store channels. Cutter's average market share in personal repellents is 18% within the channels that it competes. The Cutter product line consists of 27 SKUs.

      Peters. Peters is a water soluble fertilizer available in all purpose formulations as well as specialty formulations for lawns, roses, tomatoes, orchids and azaleas. We acquired Peters, our most recent brand acquisition, from Alljack Company and Celex Corporation in 1995. Originally developed for professional greenhouse growers, Peters is now the number two water-soluble fertilizer in the home improvement center channel. For 1999, Peters introduced new high-impact packaging graphics and new all-weather packaging material and merchandising displays to improve shelf appearance and allow the products to be displayed in the live goods departments of home improvement centers and mass merchandisers. We believe that capital investments made in 1998 for new and upgraded manufacturing equipment for

Peters will streamline operations and reduce overhead, resulting in significant improvements in manufacturing productivity. Peters will also continue to benefit from our strong distribution network, product development expertise and other competitive strengths. The Peters product line consists of 18 SKUs.

      Other Value Brands. We also manufacture and market regional value brands in Florida and the Caribbean. Rid-a-Bug, sold exclusively in Florida, is a leading household pesticide product in that state. Real-Kill, marketed as a Spanish-labeled product throughout the Caribbean, has become the leading brand of household insecticides in Puerto Rico.


Opening Price Point Brands (18% of 1998 net sales)
--------------------------------------------------

      An important aspect of our growth over the past few years has resulted from our introduction of opening price point brands at certain home improvement centers and mass merchandisers. By introducing these products, we have effectively acquired shelf space at the expense of our competitors by displacing premium brands and lower quality regional brands. Our strategic retail partners have also benefited from our introduction of opening price point brands through streamlined logistics, better inventory control and higher margins. Net sales of our opening price point brands have grown rapidly from zero in 1994 to $50.1 million in 1998. Below is a description of each of our opening price point brands.

      Real-Kill. In 1997, we repositioned Real-Kill, relaunching the brand exclusively at Home Depot as its opening price point brand. The brand consists of indoor and outdoor pesticides.

      No-Pest. In late 1997, we introduced No-Pest exclusively at Lowe's as its opening price point brand. The brand consists of indoor and outdoor pesticides.

      KRid, KGro, Shootout and Gro Best. In late 1995, we acquired the manufacturing operations which produce the Kmart owned opening price point brands, KRid and KGro, and the brand names, Shootout and Gro Best. These brands consist of indoor and outdoor pesticides.


Other (6% of 1998 net sales)
----------------------------

      We also manufacture private label products for hardware co-operatives and other retailers and produce under contract pesticides and other chemicals for other companies.


Customers

      We sell our products through all major retail channels, including home improvement centers, mass merchandisers, hardware stores, grocery and drug stores, wholesale clubs and garden centers. We manufacture and supply products to hundreds of customers representing more than 70,000 retail stores across the United States and in select locations in Canada, Puerto Rico and the Caribbean.

      Our leadership position in the home improvement center and mass merchandiser channels is a key element of our past and future success. Industry wide, category sales continue to shift to the home improvement center and mass merchandiser channels. In 1997, approximately 70% of consumers purchased lawn and garden products through these channels compared to just 57% in 1992. Within these channels, we focus on the fastest growing retailers and enjoy long-standing relationships with market leaders such as Home Depot,Wal*Mart, Lowe's, Kmart, Food Lion, Albertsons and Walgreens.

      Our four largest customers, Home Depot,Wal*Mart, Lowe's and Kmart, represented 68% of our 1998 net sales. The combination of consumer demand shifting away from premium price brands and our control of the opening price point brand at three of these top four customers has helped us achieve the role of "category manager" for lawn and garden pesticides at Home Depot, Lowe's and Kmart. As category manager, our representatives work together with these national retailers to determine advantageous pricing, product mix and merchandising plans. The following table sets forth our share of shelf space and position at each of our key retailers:

             Shelf Space and Position at Four Largest Customers (1)


                                                                        Home
                                                                        Depot      Wal*Mart      Lowe's      Kmart
                                                                       ------      --------      ------      -----
Category manager.................................................        Yes           No          Yes         Yes
Share of 1999 shelf space (2)....................................        52%           13%         53%         57%
Position based on unit sales (3).................................         #1           #2          #1          #1

-------------------------------

(1)   As to lawn and garden pesticides.
(2) Management estimate of our share of shelf space in the category based on store shelf plans.
(3) Based on 1998 point-of-sale data from Information Resources, Inc. and Triad Systems Corporation

      Home Depot, Wal*Mart, Lowe's and Kmart have together opened approximately 750 net new stores, increasing their number of stores from 5,118 in 1994 to 5,858 in 1998. This store growth has permitted us to drive volume by stocking new shelves rather than depending solely on acquiring existing shelf space from competitors. We believe that new store growth will continue to drive volume in the future, as our top customers alone expect to open approximately 400 new stores in 1999. We expect to occupy the same amount of shelf space in new stores as in existing stores in comparable geographic locations. The following table sets forth the store base of each of our top four customers:


                    Store Growth of Four Largest Customers(1)

                                                           Home
                                                           Depot       Wal*Mart     Lowe's         Kmart
                                                         --------     ----------   ---------     ---------
1994..................................................      340         2,132         330         2,316
1995..................................................      423         2,234         365         2,161
1996..................................................      512         2,304         402         2,134
1997..................................................      624         2,362         446         2,136
1998..................................................      761         2,467         492         2,138

-------------------------------

(1)   Represents stores at year-end.

      Below is a brief description of our relationships with our four largest customers:

      Home Depot. Prior to 1997, our relationship with Home Depot included only the distribution of our core value brands. We capitalized on a shift in consumer preferences toward value and opening price point brands away from premium brands by working in partnership with Home Depot to reintroduce Real-Kill exclusively at Home Depot as its opening price point brand. Our net sales to Home Depot grew from $9.3 million in 1994 to $73.5 million in 1998, representing a compound annual growth rate of 67.7%. During the same period, Home Depot grew its store base at a compound annual growth rate of 22.3%. Our share of shelf space in our category at Home Depot is approximately 52%.

      Wal*Mart. At Wal*Mart, we distribute our core value brands. Wal*Mart's opening price point brand is currently manufactured by a third-party manufacturer pursuant to a contract that expires in 2000. Our net sales to Wal*Mart grew from $42.2 million in 1994 to $49.0 million in 1998, representing a compound annual growth rate of 3.8%. During the same period, Wal*Mart grew its store base at approximately the same rate. Our share of shelf space in our category at Wal*Mart is approximately 13%.

      Lowe's. Prior to 1997, our relationship with Lowe's included only the distribution of our core value brands. Like our relationship with Home Depot, our relationship was greatly enhanced with the introduction of No-Pest, which we sell exclusively to Lowe's as its opening price point brand. Our net sales to Lowe's grew from $11.0 million in 1994 to $40.6 million in 1998, representing a compound annual growth rate of 38.6%. During the same period, Lowe's grew its store base at a compound annual growth rate of 10.5%. Our share of shelf space in our category at Lowe's is approximately 53%.

      Kmart. Prior to 1995, our relationship with Kmart included only the distribution of our core value brands. Like our relationships with Home Depot and Lowe's, our relationship was greatly enhanced when we began manufacturing Kmart's opening price point brands, KRid and KGro, and acquired its other opening price point brands, Shootout and Gro Best. Our net sales to Kmart grew from $0.8 million in 1994 to $32.1 million in 1998, representing a compound annual growth rate of 151.7%. During that same period, Kmart's store base was essentially constant. Our share of space in our category at Kmart is approximately 57%.


Sales and Marketing

      We conduct our sales activities through our exclusive direct sales force, the largest in our industry. Our sales force consists of approximately 300 territory managers and 20 area sales managers. Territory managers are typically responsible for 30 retail accounts and visit accounts on a weekly basis to merchandise shelves and collect inventory data. Our proprietary management information system allows this information to be linked from territory managers' laptop computers to our main database. Territory managers' store visits generate close to 1,000 store reports a day. The data collected and analyzed includes valuable real-time information on SKUs, inventory levels and sales, information that is used by territory managers and our customers to develop promotional campaigns and merchandising plans that maximize store level sales and profitability. This process facilitates real-time marketing, re-ordering and pricing decisions, helping to maximize store level profitability. Orders can be placed directly to our distribution facilities during a store visit, generally allowing for delivery of orders within 72 hours of a visit. Our rapid delivery allows customers to maximize inventory turns and minimize costly returns. In addition, our sales force is better able to help us identify emerging trends and develop products to meet consumers' needs. Moreover, our one-step distribution system allows us to minimize our distribution costs relative to our competitors' smaller sales forces and use of third-party distributors. Customers benefit as we can offer our products at a lower price. We believe that our level of direct in-store sales support is unique among our competitors. In the retail grocery and drug channel, we use a network of independent brokers to ensure execution of our sales programs.

      Our marketing department leads our new product development process as well as develops all consumer support plans to help drive sales through our strong distribution network. To promote our products to consumers, we advertise on national and local television, radio and print media; develop consumer promotions; and engage in market research efforts. We promote the quality and efficacy of our value brands, while emphasizing their lower cost relative to premium brands.


Research and Development

      Our research and development department has developed over 80 new products since 1996 which represented nearly 40% of our 1998 net sales, evidence of our focus on innovation and the speed of our development cycle. As a result, our active ingredient chemical vendors often approach us first with new active ingredients, allowing us to rapidly develop and introduce new products. Our research and development staff has extensive experience across all of our product segments. Although our expertise is in applied formulation, items like our patented water-based aerosol technology, our exclusive formulation of diquat fusilade and our dual insect and disease control formulations were developed internally.


Raw Materials and Suppliers

      The key elements of our products are various commodity and specialty chemicals including diazinon, Dursban(R) and sulfluramid, as well as packaging materials. We obtain raw materials from various sources, which we currently consider to be adequate. No one source is considered to be essential to our operations, and we have never experienced a significant interruption of supply. Our top suppliers for 1998 included Novartis Crop Protection, Inc., AgrEvo Environmental Health and Dow Agro Sciences for active ingredients and United States Can Co. and C. L. Smith for components. In addition, The Andersons performs toll processing of granular insecticides for us. Several of our agreements with suppliers provide for price adjustments under certain circumstances. In addition, some of our agreements with suppliers provide for exclusivity rights, subject to minimum purchase requirements.


Competition

      We operate in a highly competitive market and compete against a number of large national and regional brands. Our principal national competitors include:
The Scotts Company, which markets products under the Ortho(R), Roundup(R) and Miracle-Gro(R) brand names; S.C. Johnson & Son, Inc., which markets products under the Raid(R) and OFF!(R) brand names; and The Clorox Company, which markets products under the Combat(R) and Black Flag(R) brand names. Some of our competitors are larger, have longer operating histories, greater financial resources and greater market recognition than us. See "Risk Factors--Competition."


Intellectual Property

      We operate and own a substantial number of trademarks and tradenames including the following: Spectracide, Spectracide Terminate, Spectracide Pro, Hot Shot, Rid-a-Bug, Bag-a-Bug, Real-Kill, No-Pest, Shootout and Gro Best. We license the Cutter trademark and other members of the Cutter family of trademarks from Bayer Corporation and the Peters and Peters Professional trademarks from The Scotts Company. These licenses are, in effect, perpetual and exclusive. We also own a number of United States and foreign patents and have a number of patent applications pending.


Manufacturing and Distribution

      We have four manufacturing facilities located throughout Missouri and Michigan. Our facilities manufacture primarily three types of product categories: (a) aerosols, (b) liquids and (c) water-soluble fertilizers. Our products are formulated using active ingredients manufactured by major chemical companies. The chemical composition of our products is based on internally developed, proprietary formulas. The typical manufacturing process consists of four stages: (a) batch, (b) fill, (c) label and (d) pack. We currently produce over 400 SKUs through our four aerosol production lines, three liquid production lines and two water-soluble fertilizer production lines. Our production lines are flexible and can operate at a variety of filling speeds and produce multiple shipping configurations. We use outside manufacturers for the production of our granular insecticides, baits and candles.

      Our three aerosol production lines have an annual capacity of 100 million cans, and production on these lines is approximately 60 million cans. Our three liquid production lines have annual capacity of approximately 80 million bottles and are producing approximately 40 million bottles. Our two water-soluble production lines have an annual capacity of close to 40 million pounds, and current output is approximately 17 million pounds. We believe our capacity is sufficient to meet our seasonal inventory needs. On average, the cost of adding a new aerosol production line is approximately $3.0 million, a new liquid production line is approximately $2.0 million and a new water- soluble production line is approximately $1.0 million.

      We have four distribution centers, located in Vinita Park, Missouri; Allentown, Pennsylvania; Gainesville, Georgia; and City of Industry, California. The strategic location of these centers, combined with the real-time order information provided by our proprietary management information system, allows same day shipment from one of these locations directly to our retail customers.

      All of our facilities are leased under leases expiring on December 31, 1999 or December 31, 2000, but may be renewed at our option for one-year periods until 2010 in the case of leases initially expiring in December 31, 1999, and for three additional five-year periods, in the case of a lease expiring on December 31, 2000. Our leases, like substantially all of our other properties, are pledged to secure our senior credit facility. See "Certain Transactions."

      The table below provides information regarding the location, the use and the approximate square footage of our facilities:

                                                                          Approximate
    Location                      Facility Description                  Square Footage
--------------------    -------------------------------------------     --------------
Overland, MO            Office space and finished goods warehousing        182,200
Vinita Park, MO         Office space and distribution center               159,550
Bentonville, AR         Office space                                         3,125
Troy, MI                Office space                                           918
Gainesville, GA         Distribution center                                 79,000
Allentown, PA           Distribution center                                 40,000
City of Industry, CA    Distribution center                                 38,000
Vinita Park, MO         Manufacturing plant and warehousing                318,500
Plymouth, MI            Manufacturing plant                                 50,000
Earth City, MO          Finished goods warehousing                         125,000

Employees

      As of December 31, 1998, we had approximately 1,000 full-time employees. Approximately 240 of our employees at our Vinita Park and Overland, Missouri locations are covered by collective bargaining agreements, which expire in September, 1999, with Finishers, Maintenance Painters, Industrial and Allied Workers Local Union 980, ALL-CIO. We have not experienced any significant work stoppage in recent years, and we believe our labor relations are satisfactory.


Legal Proceedings

      In October 1998, the FTC and several state attorneys general filed a suit against us seeking to enjoin our advertising of Spectracide Terminate as a "termite home defense system." The suit alleges that we have made deceptive and unsubstantiated claims regarding Spectracide Terminate; we have denied these allegations. We have negotiated and received a signed settlement agreement regarding our advertising claims with the FTC and the state attorneys general involved in the litigation. As part of the settlement, we agreed that we would not, without competent and reliable scientific evidence, represent to consumers that: (a) use of Spectracide Terminate alone is effective in preventing termite infestations or eliminating active termite infestations; (b) Spectracide Terminate provides "protection for your home against subterranean termites"; and
(c) Spectracide Terminate is a "termite home defense system" or make any representations comparing the performance of Spectracide Terminate to other termite control methods. We further agreed to apply to the federal EPA to rename our product as "Spectracide Terminate" (without reference to "termite home defense system"). The agreement provides that we may describe the product as a "do-it-yourself termite killing system for subterranean termites." Finally, in virtually any advertisement that indicates, either expressly or implicitly, that Spectracide Terminate kills termites or prevents termite damage or infestation, we agreed that we would make the following disclosure: "Not recommended as sole protection against termites, and for active infestations, get a professional inspection."

      We are also involved in other lawsuits and claims which arise in the ordinary course of business. Our management does not believe that these claims, or the claims described above, individually or in the aggregate, will have a material adverse effect on our financial position or operations. See "Risk Factors--Product Liability."


Environmental Matters

      We are subject to federal, state, local and foreign laws and regulations governing environmental matters. Our manufacturing operations are subject to requirements regulating air emissions, wastewater discharge, waste management, and the cleanup of contamination. Based on assessments conducted by an independent environmental consultant in connection with the Transactions, we believe that we are in material compliance with these requirements and have no material environmental liabilities. Nonetheless, like all companies, we may be subject to potentially significant fines or penalties if we fail to comply with these requirements, and we could be subject to potentially significant cleanup liabilities if contamination is discovered at properties currently or formerly owned or operated by us or at a facility to which we sent wastes. We are in the process of eliminating process wastewater discharges from our manufacturing operations, and expect to reach "zero discharge" by late 1999. The completion of this project will involve capital expenditures of approximately $200,000. We do not anticipate any material capital expenditures for environmental controls in 2000 or 2001.

      Our pesticide products must be reviewed and registered by EPA and similar state agencies or, in foreign jurisdictions, foreign agencies, before they can be marketed. We devote substantial resources to maintaining compliance with these registration requirements. If we fail to comply, however, the affected pesticide could be suspended or canceled, and we could be subject to fines or penalties. Depending upon the pesticide involved, the severity of the sanction, and the availability of a substitute product, failure to comply with the EPA requirements could have a material adverse effect on us. Additionally, EPA is in the process of re-registering all pesticides and is requiring manufacturers to supply EPA with additional data regarding their pesticides. Where possible, we are working with trade associations to reduce our cost of developing this data. We expect that EPA will continue to request additional pesticide data over the next five to ten years. Because we do not yet know the extent of the data EPA will require, it is impossible for us to predict the cost impact it will have on us. It is also possible that the data we submit could show a risk that EPA deems unacceptable, which could result in cancellation of the pesticide registration. While we cannot assure you, we do not expect the impact to have a material adverse effect on us. EPA also intends to analyze the risk that certain pesticides present to children, as required by the Food Quality Protection Act. Depending upon the outcome of its risk analyses, EPA could limit the use of some of our products, which could adversely affect our business. The severity of the effect would depend on which products were involved, whether another product or ingredient could be substituted, and whether our competitors are similarly affected.

      Our fertilizer products must be reviewed and registered by each state prior to sale. The states typically check the weight of the product and the accuracy of the analysis statement on the packaging. Other consumer products we market are subject to the safety requirements of the Consumer Product Safety Commission. If we fail to comply with any of these requirements, we could be suspended or prohibited from marketing the affected product, which could adversely affect our business.

                                   MANAGEMENT

Directors and Executive Officers

      Set forth below is the name, age and position of each of our executive officers and directors. Our board of directors presently consists of seven directors who are elected annually. Executive officers serve at the discretion of the board of directors and, in the case of Messrs. Brian, Bender, Johnson and Johnston, pursuant to employment agreements.



        Name                    Age                            Position
---------------------------     ------     -------------------------------------------------------------------
Stephen R.  Brian               50         President and Chief Executive Officer; Director
Richard A.  Bender              49         Senior Vice President, Distribution, Human Resources and MIS
William P.  Johnson             43         Senior Vice President, Sales and Marketing
Daniel J.  Johnston             41         Senior Vice President, Finance and Manufacturing; Director
David C.  Pratt                 54         Chairman of the Board; Director
David A.  Jones                 51         Director
C.  Hunter Boll                 43         Director
Scott A.  Schoen                40         Director
Charles A.  Brizius             30         Director

      Stephen R. Brian has served as our President and Chief Executive Officer since the recapitalization. Mr. Brian was formerly the President of Home Products International from January 1998 to January 1999 and President and Chief Executive Officer of Seymour Housewares from January 1996 to January 1998, each a designer, manufacturer and marketer of houseware and home improvement products. Mr. Brian has also held senior management positions at General Electric Company, Electrolux AB and Hamilton Beach/Proctor Silex, Inc.

      Richard A. Bender has served as our Senior Vice President, Distribution, Human Resources and MIS since 1996. Mr. Bender joined us in 1988 as Vice President of Human Resources. He has held various positions during his tenure with us, including responsibilities in our former metals group division, administration, management information systems, product supply and distribution. Prior to joining us, Mr. Bender was a general manager in an automotive related private business and spent 13 years in various roles including sales, plant operations and human resources at Colgate-Palmolive Co.

      William P. Johnson has served as our Senior Vice President, Sales and Marketing since 1998. From 1996 to 1998, Mr. Johnson served as Senior Vice President, Sales, and from 1993 to 1996, as Vice President of Sales in Non-Food National Accounts. Prior to joining us, Mr. Johnson was a national accounts manager for Rubbermaid, Inc. from 1989 to 1993. Prior to joining Rubbermaid, Inc., Mr. Johnson held the position of Vice President of Sales & Marketing for Dorcy International from 1979 to 1989.

      Daniel J. Johnston has served as our Senior Vice President, Finance and Manufacturing since 1997. Mr. Johnston joined us in 1994 as Controller and then worked as Assistant to the Chairman. Prior to joining us, he spent five years from 1990 to 1994 at Cooper Industries, Inc. in various financial functions at its corporate office and Bussmann Division. Prior to joining Cooper Industries, Inc., he was employed by Price Waterhouse, LLP from 1982 to 1990, finishing as an audit manager.

      David C. Pratt was our President and Chief Executive Officer from our inception until the recapitalization. Mr. Pratt has continued as our Chairman of the Board and a director.

      David A. Jones became a director of our company in January 1999 in connection with the recapitalization. Mr. Jones has been the President and Chief Executive Officer of Rayovac Corporation since March 1996. Between February 1995 and March 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer and Chairman of the Board of Directors of Thermoscan, Inc. From 1989 to 1994, he served as President and Chief Executive Officer of The Regina Company, a manufacturer of vacuum cleaners and other floor care equipment.

      C. Hunter Boll became a director of our company in January 1999 in connection with the recapitalization. Mr. Boll is a managing director of THL where he has been employed since 1986. Mr. Boll is also a Managing Director and Member of THL Equity Advisors IV, LLC, the general partner of Thomas H. Lee Equity Fund IV, L.P. and Vice President of Thomas H. Lee Advisors I and T. H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund II (Retirement Accounts), L.P., respectively. Mr. Boll also serves as a director of Stanley Furniture Company, Inc., New York Restaurant Group, Inc., Freedom Securities Corporation, Big V Supermarkets, Inc., TransWestern Communications Company, Inc. and several private corporations.

      Scott A. Schoen became a director of our company in January 1999 in connection with the recapitalization. He is a Managing Director of THL, which he joined in 1986. In addition, Mr. Schoen is a Managing Director and Member of THL Equity Advisors IV, LLC, the general partner of Thomas H. Lee Equity Fund IV, LP and Vice President of Thomas H. Lee Advisors I and T. H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund II (Retirement Accounts), L.P., respectively. He is also a director of Rayovac Corporation, Syratech Corporation, TransWestern Communications Company, Inc. and several private corporations.

      Charles A. Brizius became a director of our company in January 1999 in connection with the recapitalization. Mr. Brizius worked at THL from 1993 to 1995, rejoined in 1997 and currently serves as an Associate. Mr. Brizius is a Member of THL Equity Advisors IV, LLC, the general partner of Thomas H. Lee Equity Fund IV, L.P. From 1991 to 1993, Mr. Brizius worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. He is also a director of Eye Care Centers of America, Inc.


Compensation of Directors

      Other than Mr. Jones and Mr. Pratt, who receive compensation in connection with consulting agreements, we do not compensate our directors.

      In connection with the recapitalization, we entered into several agreements with David A. Jones. These agreements provide that Mr. Jones (a) serve on our board of directors for three years from the closing of the recapitalization (unless removed earlier by the other directors), (b) receive a consulting payment of $75,000 per year, (c) receive a directorship fee of $25,000 per year, (d) receive a signing bonus, (e) purchase $1.0 million of common stock and (f) receive options pursuant to the 1999 Stock Option Plan to purchase 300,000 shares of common stock.

      Also in connection with the recapitalization, we entered into a consulting agreement with David C. Pratt. This consulting agreement provides that Mr. Pratt
(a) receive a consulting payment of $15,000 per month for four months from the closing of the recapitalization or until a mutually agreed upon later date, (b) act as Chairman of our board of directors for four months from the closing of the recapitalization - which term can continue for up to an additional five months at the discretion of the other directors, (c) remain a member of our board of directors after his term as Chairman has ended until the earlier of nine months after the closing of the recapitalization and the end of the consulting term, (d) receive a directorship fee of $25,000 per year and (e) receive United-paid health and welfare benefits for four months from the closing of the recapitalization.


Compensation of Executive Officers

      The following table sets forth the compensation of our former Chief Executive Officer and the other executive officers (collectively, the "Named Executive Officers") for the year ended December 31, 1998.

                           Summary Compensation Table

                                                                                        Annual Compensation
                                                                                   ----------------------------       All Other
Name and Principal Position                                                         Salary             Bonus        Compensation
---------------------------------------------------------------------------        ----------        ----------     -------------

David C.  Pratt ...........................................................        $  250,000        $2,771,061     $   42,740(2)
      President and Chief Executive Officer(1)
Richard A.  Bender ........................................................           100,000           260,143         24,018(3)
     Senior Vice President, Distribution, Human Resources and
      MIS
William P.  Johnson .......................................................           100,000           251,809         25,364(3)
      Senior Vice President, Sales and Marketing
Daniel J.  Johnston .......................................................           100,000           251,809          4,716(3)
      Senior Vice President, Finance and Manufacturing

-------------------------------


(1) Mr. Pratt resigned as our President and Chief Executive Officer on January 20, 1999 in connection with the recapitalization.
(2)   Includes auto allowance and country club dues.
(3) Includes deferred compensation under The Long-Term Incentive Compensation Plan, which was terminated in the first quarter of 1998.


Employment Agreements

      Messrs. Brian, Bender, Johnson and Johnston have each entered into an employment agreement with us. The agreements provide for employment until January 31, 2002 for Mr. Brian and December 31, 2001 for Messrs. Bender, Johnson and Johnston, unless terminated earlier as provided in their respective employment agreements. The employment agreements provide for annual base salaries as follows: Mr. Brian--$437,000; Mr. Bender--$300,000; Mr. Johnson--$300,000; and Mr. Johnston--$300,000. In addition, each employment agreement provides for annual incentive compensation to be determined in accordance with our attainment of certain target EBITDA and customary benefits.

      Each employment agreement may be terminated by us at any time with or without cause. If the employment agreement is terminated by us for cause or by the executive without good reason, the terminated executive will be entitled to any unpaid base salary through the date of termination plus any unpaid incentive compensation. If we terminate the employment agreement without cause or if the executive terminates the employment agreement for good reason or the executive dies or becomes disabled, he will be entitled to any unpaid base salary through the date of termination, any unpaid incentive compensation and, under certain conditions, his base salary through the later of January 2002 and the first anniversary of his termination. Each employment agreement provides for non-compete, nonsolicitation and confidentiality provisions through the later of one year after the executive's date of termination or the last date severance payments are owed to the executive.

      In connection with entering his employment agreement, Messrs. Brian, Johnson and Johnston each purchased $1.0 million of common stock, and Mr. Bender purchased $700,000 of common stock. Messrs. Johnson, Johnston and Bender purchased their common stock out of the proceeds of a bonus paid at the closing of the recapitalization. Mr. Brian paid for a portion of his shares by delivering promissory notes with original principal amounts of $250,000 (maturing in June 1999) and $500,000 (maturing in January 2004), which accrue interest at a rate equal to our borrowing rate. The repayment of these notes is secured by Mr. Brian's shares of common stock. Under certain circumstances, we have the right to repurchase the shares owned by each executive.


1999 Stock Option Plan

      In connection with the recapitalization, we instituted the 1999 Stock Option Plan (the "Plan"), which is administered by a committee of our board of directors. The Plan was designed as an incentive to selected employees, our consultants and directors to acquire proprietary interest in us, to continue to perform services for us, to increase their efforts on our behalf and to promote the success of our business. The options are not designed to be incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended. The option pool under the Plan consists of an aggregate of 4,000,000 shares of our common stock that may consist of shares of our Class A Voting Common Stock, our Class B Non-Voting Common Stock or some combination of Class A Voting Common Stock and Class B Non-Voting Common Stock.

      We granted to Mr. Brian 600,000 shares of Class A Voting Common Stock and 600,000 shares of Class B NonVoting Common Stock, and granted 300,000 shares of Class A Voting Common Stock and 300,000 shares of Class B Non-Voting Common Stock to Messrs. Bender, Johnson and Johnston. The remaining options will be granted to selected employees as determined by our board of directors from time to time. The options to purchase shares of common stock are subject to vesting schedules, which are both time and performance based.


Deferred Compensation and 401(k) Plans

      In connection with the recapitalization, we established a deferred compensation plan. Messrs. Bender, Johnson and Johnston are eligible to participate in the plan. The plan provides for the establishment of a grantor trust for the purpose of accumulating the assets contributed pursuant to the plan. The grantor trust used the funds contributed to it to purchase (a) 70,000 shares of our Class A Voting Common Stock and 70,000 shares of our Class B Non-Voting Common Stock for the benefit of Mr. Bender, (b) 100,000 shares of our Class A Voting Common Stock and 100,000 shares of our Class B Non-Voting Common Stock for the benefit of Mr. Johnson and (c) 100,000 shares of our Class A Voting Common Stock and 100,000 shares of our Class B Non-Voting Common Stock for the benefit of Mr. Johnston. The plan is administered by a committee of our board of directors.

      We also maintain a 401(k) defined contribution plan. The plan allows for discretionary participant elective contributions. We are required to match 50% of each participant's contributions up to 6% of the employee's salary for those employees having less than 10 years of service and 75% of each participant's contributions up to 6% of the employee's salary for those employees having 10 or more years of service. In 1998, our contributions on behalf of the Named Executive Officers totalled $7,200 for Mr. Pratt and $4,800 for each of the others.

                              CERTAIN TRANSACTIONS

Professional Services Agreement

      In connection with the recapitalization, we entered into a professional services agreement with THL. The agreement has a term of three years and automatically extends for successive one year periods thereafter, unless the parties give 30 days' notice prior to the end of the term. The agreement provides for a financial advisory fee of $12.0 million in connection with structuring, negotiating and arranging the recapitalization and structuring, negotiating and arranging the debt financing, which was paid at the closing of the recapitalization. In addition, THL will initially receive $62,500 per month for management and other consulting services provided to us. The agreement also provides that we will reimburse reasonable out-of-pocket expenses incurred in connection with management advisory services. We believe that the terms of the professional services agreement are comparable to those that would have been obtained by unaffiliated sources.


Stockholders Agreement

      In connection with the recapitalization, we entered into a stockholders agreement with certain of our stockholders. The agreement provides for certain restrictions on transfer of shares of capital stock, registration rights and drag-along rights.


Recapitalization Agreement

      Our recapitalization agreement with UIC Holdings, L.L.C., which is owned by Thomas H. Lee Equity Fund IV, L.P., contains customary provisions, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business prior to the recapitalization closing date and various closing conditions, including the continued accuracy of the representations and warranties. In general, the representations and warranties made by the sellers in the recapitalization agreement survive until the earlier of 10 days following the delivery of our December 31, 1999, audited financial statements or April 15, 2000. Representations and warranties with respect to tax matters survive until 30 days after the expiration of the applicable statute of limitations; representations with respect to environmental matters survive until December 31, 2002. Certain other representations and warranties do not expire.

      Pursuant to the recapitalization agreement, David C. Pratt and Mark R. Gale, our former general counsel, agreed that for a period ending on the fourth anniversary of the recapitalization closing date not to own, control, participate or engage in any line of business in which we are actively engaged or any line of business competitive with us anywhere in the United States and any other country in which we were doing business at the closing of the recapitalization.

      In addition, each Seller has agreed that for a period ending on the fourth anniversary of the recapitalization closing date not to contact, approach or solicit for the purpose of offering employment to or hiring any person employed by us during the four year period.

      Pursuant to the recapitalization, we redeemed a portion of our common stock held by our stockholders, and UIC Holdings, L.L.C. and certain members of our senior management purchased a portion of our common stock from our stockholders. In the recapitalization, Messrs. Bender, Johnson and Johnston collectively received an aggregate of approximately $5.8 million in cash and an additional $2.7 million with which the officers purchased our common stock through grantor trusts.


Lease Agreements

      We lease six of our facilities in St. Louis from an affiliate of David C. Pratt. Five of the leases expire on December 31, 1999, but are renewable for one-year periods until 2010 and one lease expires on December 31, 2000, but may be extended for three additional five-year periods. We believe that the terms of these leases are similar to those negotiated by unrelated parties at arms length.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our Class A Voting Common Stock by each of our directors and our Named Executive Officers, by all of our directors and executive officers as a group, and by each owner of more than 5% of the outstanding shares of our Class A Voting Common Stock. Each of our directors and Named Executive Officers owns an equal number of our Class B Non-Voting Common Stock.



Name of Beneficial Owner (1)                                                      Number of Shares   Percent of Class
----------------------------                                                      ----------------  ------------------
UIC Holdings, L.L.C.............................................................     25,468,000          91.9%
      c/o Thomas H.  Lee Company
      75 State Street
      Boston, Massachusetts 02109
Stephen R.  Brian (2)...........................................................        370,000           1.3%
David C.  Pratt (3).............................................................      1,325,108           4.8%
Richard A.  Bender (2)..........................................................             --            *
Williams P.  Johnson (2)........................................................             --            *
Daniel J.  Johnston (2).........................................................             --            *
David A.  Jones.................................................................        100,000            *
C.  Hunter Boll (4).............................................................     25,468,000          91.9%
Scott A.  Schoen (4)............................................................     25,468,000          91.9%
Charles A.  Brizius (4).........................................................     25,468,000          91.9%
All Directors and Executive Officers as a Group (9 persons) (4).................     26,971,135          97.4%

-------------------------------

* Denotes less than one percent.

(1) Beneficial owner generally means any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All of the parties listed above are party to a stockholders agreement, pursuant to which they have agreed to vote their shares in the election of directors in accordance with the terms of the stockholders agreement. The number of shares indicated in this table does not include the shares of Class A Voting Common Stock that are held by other stockholders subject to the stockholders agreement. Unless otherwise indicated, we believe that each person has sole voting and investment power with regard to their shares listed as beneficially owned. The calculation of beneficial ownership is based on 27,700,000 shares outstanding and includes all options exercisable within 60 days of January 20, 1999.

(2) Mr. Brian's ownership includes shares held by him as trustee under the grantor trust under the deferred compensation plan for the benefit of Messrs. Bender, (70,000 shares of each of our Class A Voting Common Stock and Class B Non-Voting Common Stock), Johnson (100,000 shares of each class) and Johnston (100,000 shares of each class) because Mr. Brian has the sole right to direct the voting and disposition of these shares.

(3) Includes 134,756 shares of our Class A Voting Common Stock held by the David C. Pratt Grantor Retained Interest Trust and 157,216 shares of our Class A Voting Common Stock held by the 1994 Ryder Pratt Grantor Retained Annuity Trust.

(4) All of the equity interests in UIC Holdings, L.L.C. are controlled by the THL Parties, which may therefore be deemed the beneficial owner of the shares held by UIC Holdings, L.L.C. All of the shares beneficially owned by the THL Parties may be deemed to be beneficially owned by THL Equity Advisors IV, L.L.C. ("Advisors"), the general partner of THL Fund IV, by THL Equity Trust IV, the general partner of Advisors, by THL and by Messrs. Boll, Schoen and Brizius and the other officers of THL. Each of these persons disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

      We are a Delaware corporation. Our authorized capital stock consists of 65 million shares, of which 32,500,000 have been designated as Class A Voting Common Stock, par value $.01 per share, and 32,500,000 have been designated as Class B Non-Voting Common Stock, par value $.01 per share. As of January 20, 1999, there were 27,700,000 shares of Class A Voting Common Stock outstanding and 27,700,000 shares of Class B NonVoting Common Stock outstanding. Set forth below is a summary of the material terms of our capital stock.

      Distributions. The Class A Voting Common Stock and the Class B Non-Voting Common Stock share ratably in any distribution by us to the holders of our capital stock or with respect to our liquidation, dissolution or winding up.

      Voting Rights. The holders of Class B Non-Voting Common Stock have no right to vote on matters submitted to a vote of our stockholders, except as otherwise required by law. The holders of Class A Voting Common Stock are entitled to one vote per share on all matters to be voted upon by our stockholders.

                    DESCRIPTION OF OUR SENIOR CREDIT FACILITY

      In connection with the recapitalization, we entered into our senior credit facility by and among our company, a syndicate of lenders, NationsBanc Montgomery Securities LLC and Morgan Stanley Senior Funding, Inc., as co-arrangers and NationsBank N.A., Morgan Stanley Senior Funding, Inc. and Canadian Imperial Bank of Commerce as agents to such lenders. Pursuant to our senior credit facility, the lenders are lending up to $335.0 million, consisting of our $110.0 million revolving credit facility, the $75.0 million Term Loan A and the $150.0 million Term Loan B.

      Repayment. Outstanding commitments under our revolving credit facility, our swing line facility and our letter of credit facility terminate and all amounts outstanding thereunder are to repaid in full on January 20, 2005. The principal amount of the Term Loan A is to be repaid in twenty-four consecutive quarterly installments commencing June 30, 1999 and a final installment due January 20, 2005, with $10 million to be payable in each of the first four years and $17.5 million to be repaid in each of the last two years. The principal amount of the Term Loan B is to be repaid in twenty-eight consecutive quarterly installments commencing June 30, 1999 and a final installment due January 20, 2006, with $1.5 million to be payable in each of the first six years and $141 million to be payable in year seven.

      Security; Guaranty. Our obligations under our senior credit facility are secured by a first priority lien on substantially all of our properties and assets as well as the properties and assets of our future domestic subsidiaries. Future domestic subsidiaries will be required to guarantee our obligations under our senior credit facility, and the stock of future domestic subsidiaries (or a percentage thereof, in the case of foreign subsidiaries) will also be pledged to the lenders as security.

      Interest. The interest rate per annum applicable to advances under our senior credit facility will be a fluctuating rate of interest measured, at our option, by reference to (i) the Eurodollar Rate (as defined in our senior credit facility) plus the applicable borrowing margin, or (ii) a rate per annum equal to the higher of the published prime rate of NationsBank or the Federal Funds Rate (as defined in our senior credit facility) plus 1/4 of 1% (the Base Rate) plus the applicable borrowing margin. The applicable borrowing margin for the Term Loan B is 2.25% for the Base Rate advances and 3.25% for Eurodollar advances. The applicable borrowing margin for our revolving credit facility and the Term Loan A is between 1.00% and 1.75% for the Base Rate advances and between 2.00% and 2.75% for the Eurodollar advances, in each case based on our consolidated leverage ratio.

      Prepayments; Reductions of Commitments. Subject to certain exceptions set forth in our senior credit facility, the Term Loan A and the Term Loan B are required to be prepaid and commitments under our revolving credit facility are required to be permanently reduced with: (i) 50% of the net cash proceeds of any issuance of capital stock; (ii) 100% of the net cash proceeds of any new indebtedness; (iii) 50% of the excess cash flow; (iv) 100% of the net cash proceeds of (a) any asset sale (subject to limited exceptions) or (b) proceeds from any insurance claim relating to one of our assets, unless the proceeds are applied to replace or repair the lost or damaged assets; and (v) 100% of the net cash proceeds of certain other extraordinary receipts. These mandatory prepayments and reductions will generally first be applied ratably to the prepayment of the Term Loan A and the Term Loan B and second to the permanent reduction of our revolving credit facility. Our revolving credit facility is subject to a clean- down period during which the aggregate amount outstanding under our revolving credit facility shall not exceed $10.0 million for 30 consecutive days occurring during the period between August 1 and November 30 in each calendar year.

      Covenants. Our senior credit facility contains covenants restricting our ability and that of our subsidiaries to, among others (i) incur or suffer to exist indebtedness or liens, (ii) merge, consolidate or liquidate, (iii) sell assets or stock, (iv) pay dividends or repurchase stock, (v) make capital expenditures, (vi) prepay or amend debt and other material agreements and (vii) transact with affiliates.

      Events of Default. Events of default under our senior credit facility include (i) our failure to pay principal or interest when due, (ii) material breach by us of any representation or warranty contained in any loan document,
(iii) material breach by us of any covenant contained in any loan documents,
(iv) customary cross-default provisions, (v) events of bankruptcy, insolvency or dissolution by us or any of our subsidiaries, (vi) the levy of certain judgments against us or any of our subsidiaries, (vii) the actual or asserted invalidity of security documents or guarantees, (viii) certain adverse events under ERISA plans, and
(ix) a change of control of our company.

                          DESCRIPTION OF THE NEW NOTES

      The Company will issue the Notes under an Indenture, dated as of March 24, 1999 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). The following is a summary of the material terms and provisions of the Notes. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. A copy of the Indenture may be obtained from the Company by any holder or prospective investor upon request. You can find definitions of certain capitalized terms used in the following summary under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture and such definitions are incorporated herein by reference. For purposes of this "Description of the Notes," the term "Company" means United Industries Corporation.


General

      The Notes will be general unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company and senior in right of payment to all current and future subordinated indebtedness of the Company.

      The Notes will be unconditionally guaranteed, on a senior subordinated basis, as to payment of principal, premium, if any, and interest, jointly and severally, by each Restricted Subsidiary which guarantees payment of the Notes pursuant to the covenant described under "Limitation on Creation of Subsidiaries" (the "Guarantors").


Maturity, Interest and Principal

      The Notes will be limited in aggregate principal amount to $150.0 million. The Notes will mature on April 1, 2009. The Notes will bear interest at a rate of 9.875% per annum, which will be payable semiannually in arrears on each April 1 and October 1, commencing October 1, 1999, to holders of record of the Notes at the close of business on the immediately preceding March 15 and September 15, respectively. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from March 24, 1999. The interest rate on the Notes is subject to increase, and such Additional Interest will be payable on the payment dates set forth above, in certain circumstances, if the Notes (or other securities substantially similar to the Notes) are not registered with the SEC within the prescribed time periods. See "Exchange Offer; Registration Rights."


Optional Redemption

      Except as described below, the Notes are not redeemable before April 1, 2004. On one or more occasions thereafter, the Company may redeem the Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), if redeemed during the twelve-month period beginning on April 1 of each year listed below:



Year                        Percentage
----                        ----------
2004 ....................... 104.938%
2005 ....................... 103.292%
2006 ....................... 101.646%
2007 and thereafter ........ 100.000%

      In addition, the Company must pay all accrued and unpaid interest on the Notes redeemed.

      On one or more occasions prior to April 1, 2002, the Company may use the Net Proceeds of one or more Qualified Public Offerings to redeem up to 40% of the original principal amount of the Notes at a redemption price of 109.875% of the principal amount thereof plus accrued and unpaid interest thereon; provided that:

      (1) at least 60% of the original principal amount of the Notes remains outstanding immediately after the occurrence of any such redemption; and

      (2) the Company makes such redemption not more than 90 days following the closing of any such Qualified Public Offering.

      In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

      (1) in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed; or

      (2) on a pro rata basis or by lot or by such method as the Trustee shall deem fair and appropriate.

      If a partial redemption is made with the proceeds of a Qualified Public Offering, the Trustee will select the Notes or portion thereof only on a pro rata basis or on as nearly a pro rata basis as practicable, unless such method is prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder at its registered address. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company fails to redeem any such Note.


Asset Drop-Down

      The Equity Investor, in its sole discretion, may cause the Company to form and contribute all or substantially all of its assets to a newly-created Wholly-Owned Subsidiary (the "New Operating Company"), at which time the New Operating Company would assume all or substantially all of the liabilities of the Company (including the Notes) (collectively, the "Asset Drop-Down"). As a result of the Asset Drop-Down, the Company would become a holding company (as such, the "Holding Company") that directly owns, and the primary asset of which would be, all of the equity interests in the New Operating Company. The New Operating Company would conduct all of the operations that were previously conducted by the Company and for purposes of this "Description of Notes" and the indenture, the New Operating Company would be the "Company." The Asset Drop-Down will be carried out, if at all, in compliance with the "Merger, Consolidation or Sale of Assets" provisions described below, and the Notes will continue to be guaranteed by Restricted Subsidiaries of the New Operating Company as described below under "Guarantees."


Subordination

      The indebtedness represented by the Notes will be subordinate in right of payment to the prior payment in full in cash of all existing and future Senior Indebtedness of the Company. As of December 31, 1998, on a pro forma basis after giving effect to Recapitalization, the Offering and the use of proceeds described in this Offering Memorandum, the principal amount of outstanding Senior Indebtedness of the Company, on a consolidated basis, would have been $225.0 million. In addition, the Company would have had $110.0 million of undrawn commitments available under the Senior Credit Facility.

      The holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of all amounts due on or in respect of all Senior Indebtedness of the Company (including Accrued Bankruptcy Interest) and all outstanding Letter of Credit Obligations cash collateralized before the holders of the Notes will be entitled to receive any payment with respect to the Notes in the event of any distribution to creditors of the Company:

      (1) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or to its creditors, as such, or to its assets;

      (2) in a liquidation or dissolution or other winding-up of the Company;

      (3) in an assignment for the benefit of creditors; or

      (4) in any marshalling of assets or liabilities of the Company (all of the foregoing referred to herein individually as a "Bankruptcy Proceeding" and collectively as "Bankruptcy Proceedings").

      For purposes of this section, all Senior Indebtedness now or hereafter existing and all Obligations relating thereto will not be deemed to have been paid in full unless and until all of the Obligations of any holder thereof have been indefeasibly paid in full in cash (including, without limitation, all Accrued Bankruptcy Interest) and all of the commitments thereunder have been terminated and, in the case of Letter of Credit Obligations, such Obligations have been fully drawn and paid in full in cash or 100% cash collateralized.

      As a result of such subordination, in the event of any Bankruptcy Proceeding, holders of the Notes may recover less ratably than creditors of the Company who are holders of Senior Indebtedness.

      No payment may be made on the Notes following (1) a Payment Default on Designated Senior Indebtedness or (2) a Non-Payment Event of Default on Designated Senior Indebtedness and the acceleration of the maturity of Designated Senior Indebtedness. Any such prohibition shall continue until the Payment Default is cured, waived in writing or ceases to exist or such acceleration has been rescinded or otherwise cured.

      Upon a Non-Payment Event of Default on Designated Senior Indebtedness, no payment may be made on the Notes for a period (a "Payment Blockage Period") beginning on the date the Trustee receives written notice from the Representative of the Non-Payment Event of Default until (subject to any blockage under the preceding paragraph) the earliest of (1) more than 179 days have elapsed since the Trustee received the notice, (2) the NonPayment Event of Default has been cured or waived in writing or ceased to exist or such Designated Senior Indebtedness has been paid in full or (3) the Payment Blockage Period has been terminated by written notice to the Company or the Trustee from the Representative. No Payment Blockage Period can extend beyond 179 days from the date the Trustee receives the notice (the "Initial Blockage Period"). Any number of additional Payment Blockage Periods may be commenced during the Initial Blockage Period; provided, that no additional Payment Blockage Period can extend beyond the Initial Blockage Period. After the Initial Blockage Period, no Payment Blockage Period may be commenced until at least 180 days after the Initial Blockage Period. No event of default with respect to Designated Senior Indebtedness (other than a Payment Default) which existed or was continuing on the first day of any Payment Blockage Period can serve as the basis for a second Payment Blockage Period, unless such event of default has been cured or waived for at least 90 days.

      Each Guarantee will, to the extent set forth in the Indenture, be subordinate in right of payment to the prior indefeasible payment and satisfaction in full in cash of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Senior Credit Facility (including any guarantee thereof), and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the Notes to all Senior Indebtedness of the Company.

      If the Company or any Guarantor fails to make any payment on the Notes or any Guarantee when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the Indenture. See "Events of Default."

      By accepting these Notes, each holder agrees to be bound by such provisions and, if any such holder fails to file a proper proof of claim of debt in any Bankruptcy Proceeding with respect to the Company at least 30 days before the time to file such proofs of claim expires, authorizes the Representative to file an appropriate claim on behalf of such holder. The subordination provisions of the Indenture cannot be amended without the consent of all holders of Senior Indebtedness unless such amendment could not adversely affect such holders.


Certain Covenants

      The Indenture will contain, among others, the following covenants:

Limitation on Additional Indebtedness

      The Company will not, and will not permit any Restricted Subsidiary of the Company to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness and including Disqualified Capital Stock); provided that the Company or any of the Guarantors may incur Indebtedness (including Acquired Indebtedness or Disqualified Capital Stock) if (1) after giving effect to the incurrence of such Indebtedness and the receipt and application of the proceeds thereof, the Company's Consolidated Fixed Charge Coverage Ratio is at least 2.0 to 1 and (2) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness.

      Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may incur Permitted Indebtedness; provided that the Company will not incur any Permitted Indebtedness that ranks junior in right of payment to the Notes that has a maturity or mandatory sinking fund payment prior to the maturity of the Notes.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of the clauses in the definition of Permitted Indebtedness or pursuant to the first paragraph hereof. Accrual of interest and the accretion of accreted value will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.


Limitation on Other Senior Subordinated Debt

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur, contingently or otherwise, any Indebtedness (other than the Notes and the Guarantees, as the case may be) that is both:

      (1) subordinate in right of payment to any Senior Indebtedness of the Company or its Restricted Subsidiaries, as the case may be, and

      (2) senior in right of payment to the Notes and the Guarantees, as the case may be.

      For purposes of this covenant, Indebtedness is deemed to be senior in right of payment to the Notes and the Guarantees, as the case may be, if it is not explicitly subordinate in right of payment to Senior Indebtedness at least to the same extent as the Notes and the Guarantees, as the case may be, are subordinate to Senior Indebtedness.


Limitation on Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, unless:

      (1) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

      (2) immediately after giving pro forma effect to such Restricted Payment, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Additional Indebtedness" covenant; and

      (3) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date does not exceed the sum of:

          (a) 50% of the cumulative Consolidated Net Income of the Company subsequent to the Issue Date (or minus 100% of any cumulative deficit in Consolidated Net Income during such period) plus

          (b) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Capital Stock or Capital Stock of the Company issued to any Subsidiary of the Company) of the Company or any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of the Company which have been so converted or exercised or exchanged, as the case may be, net of any amounts thereof previously relied upon or to be relied upon to make any Permitted Investments pursuant to clause (15) of the definition thereof, plus

          (c) without duplication of any amounts included in clauses (a) and (b) above, 100% of the aggregate net proceeds of any equity contribution received by the Company (other than in return for Disqualified Capital Stock) from a holder of the Company's Capital Stock, net of any amounts thereof previously relied upon or to be relied upon to make any Permitted Investments pursuant to clause
              (15) of the definition thereof, plus

          (d) $7,500,000.

      For purposes of determining under clause (3) above the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value determined, in good faith, by the Board of Directors of the Company.

      The provisions of this covenant will not prohibit:

              (i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture;

              (ii) the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or Indebtedness subordinated to the Notes by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Capital Stock);

              (iii) the redemption or retirement of Indebtedness of the Company subordinated to the Notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (other than any Indebtedness owed to a Subsidiary) of the Company that is Refinancing Indebtedness;

              (iv) the retirement of any shares of Disqualified Capital Stock by conversion into, or by exchange for, shares of Disqualified Capital Stock, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Disqualified Capital Stock;

              (v) so long as no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such payment, the purchase, redemption or other acquisition for value of shares of Capital Stock of the Company or, in the event of the Asset Drop-Down, the Holding Company (other than Disqualified Capital Stock) or options on such shares held by the Company's or its Subsidiaries' (or, in the event of the Asset Drop-Down, the Holding Company's) officers, employees or directors or former officers, employees or directors (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Capital Stock or options were issued or pursuant to a severance, buy-sale or right of first refusal agreement with such current or former officer or employee; provided that the aggregate cash consideration paid, or distributions or payments made, pursuant to this clause shall not exceed $3,000,000 in any fiscal year (provided, that the Company may carry over and make in a subsequent fiscal year, in addition to the amounts permitted for such fiscal year, the amount of such distributions permitted to have been made, but not made, in any preceding fiscal year) or $15,000,000 in the aggregate from and after the Issue Date, provided that the foregoing amounts shall be increased by (a) the amount of any payments by officers, employees or directors of the Holding Company, the Company or a Subsidiary thereof for the purchase of Capital Stock of the Company (other than in connection with the Recapitalization) or, in the event of the Asset Drop-Down, the Holding Company except to the extent such payments consist of proceeds from loans by the Company or a Subsidiary thereof and (b) the amount of any cash capital contributions to the Company by THL or any Affiliate thereof used by the Company to purchase, redeem or otherwise acquire for value shares of such capital stock;

             (vi) the payment of THL Fees;

            (vii) so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $100,000 in the aggregate to enable the Company to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock;

           (viii) Restricted Payments made pursuant to the Recapitalization Agreement;

             (ix) the Company or any Restricted Subsidiary from purchasing all
                  (but not less than all), excluding directors' qualifying shares, of the Capital Stock or other ownership interests in a Subsidiary of the Company which Capital Stock or other ownership interests were not theretofore owned by the Company or a Subsidiary of the Company, such that after giving effect to such purchase such Subsidiary becomes a Restricted Subsidiary of the Company;

              (x) the payment of distributions (A) to the Equity Investor solely for the purpose of enabling the Equity Investor to pay its reasonable, ordinary course operating and administrative expenses and taxes in any fiscal year will not exceed $250,000, and (B) in the event of the Asset Drop-Down, to the Holding Company for the purpose of enabling the Holding Company to pay its reasonable, ordinary course operating and administrative expenses, the amount of which distributions pursuant to subclauses (A) and (B) of this clause (x) in any fiscal year will not exceed $500,000; and

             (xi) in the event of the Asset Drop-Down, the payment of
                  distributions to the Holding Company solely for the purpose of enabling the Holding Company to pay taxes attributable to the operations of the New Operating Company and its Subsidiaries to the extent such taxes are actually owed and the Holding Company is permitted or required to make such payments.

      Notwithstanding the foregoing, (a) the amount of any payments made in reliance on clause (i) and clause (v) above shall reduce the amount otherwise available for Restricted Payments pursuant to subparagraphs (1)-(3) above and

(b) in the event of the Asset Drop-Down, the amount of any payments that could otherwise have been made in reliance on clauses (v), (vi), (vii), and (x)(A) may be paid for the respective purposes set forth therein by the New Operating Company as dividends or distributions to the Holding Company.

      Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth in reasonable detail the basis upon which the calculations required by this covenant were computed (including without limitation the date, amount and nature of any purchase or contribution referred to in clauses (3)(b) or (c) above), which calculations may be based upon the Company's latest available financial statements, and, to the extent that the absence of a Default or an Event of Default is a condition to the making of such Restricted Payment, that no Default or Event of Default exists and is continuing and no Default or Event of Default will occur immediately after giving effect to any Restricted Payments.


Limitations on Investments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Investment other than (1) a Permitted Investment or
(2) an Investment that is made as a Restricted Payment in compliance with the "Limitation on Restricted Payments" covenant, after the Issue Date.


Limitations on Liens

      The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) upon any property or asset of the Company or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary which owns property or assets, now owned or hereafter acquired, which secures Indebtedness pari passu with or subordinated to the Notes unless:

      (1) if such Lien secures Indebtedness which is pari passu with the Notes, then the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or

      (2) if such Lien secures Indebtedness which is subordinated to the Notes, any such Lien shall be subordinated to the Lien granted to the Holders of the Notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the Notes.


Limitation on Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate (including entities in which the Company or any of its Restricted Subsidiaries owns a minority interest) (an "Affiliate Transaction") or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the date hereof if such extension, renewal, replacement, waiver or other modification is more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the date hereof unless

      (1) such Affiliate Transaction is between or among the Company and/or its Restricted Subsidiaries; or

      (2) the terms of such Affiliate Transaction are fair and reasonable to the Company or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by the Company or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties.

      In any Affiliate Transaction involving an amount or having a value in excess of $2,000,000 which is not permitted under clause (1) above, the Company must obtain a resolution of the Board of Directors certifying that such

Affiliate Transaction complies with clause (2) above. In any Affiliate Transaction with a value in excess of $10,000,000 which is not permitted under clause (1) above (other than any sale by the Company of its Capital Stock that is not Disqualified Capital Stock), the Company must obtain a written opinion as to the fairness of such a transaction from an independent investment banking firm. The limitations set forth in this and the preceding paragraph will not apply to:

      (1) any Restricted Payment that is not prohibited by the "Limitation on Restricted Payments" covenant or Permitted Investment permitted by the "Limitation on Investments" covenant,

      (2) any transaction pursuant to an agreement, arrangement or understanding existing on the Issue Date,

      (3) any transaction, compensation or agreement, approved by the Board of Directors of the Company, with an officer or director of, or consultant to, the Company or of any Subsidiary in his or her capacity as officer or director entered into in the ordinary course of business,

      (4) any transaction permitted by the provisions described under "Merger, Consolidation or Sale of Assets,"

      (5) any transaction (a) between the Company and any THL Group Member solely in its capacity as a holder or buyer of the Company's Capital Stock or (b) in the event of the Asset Drop-Down, between the New Operating Company and the Holding Company solely in its capacity as a holder or buyer of the New Operating Company's Capital Stock, provided that any such transaction described in this clause (5) is not otherwise prohibited by the indenture, or

      (6) in the event of the Asset Drop-Down, any commercially reasonable transaction between the New Operating Company and the Holding Company solely in its capacity as a holder or buyer of the New Operating Company's Indebtedness, provided that any such transaction is not otherwise prohibited by the indenture.


Limitation on Creation of Subsidiaries

      The Company will not create or acquire, and will not permit any of its Restricted Subsidiaries to create or acquire, any Subsidiary other than:

      (1) a Restricted Subsidiary that is acquired or created in connection with an acquisition by the Company or

      (2) an Unrestricted Subsidiary;

provided, however, that each Restricted Subsidiary acquired or created pursuant to clause (1) will at the time it has either assets or stockholder's equity in excess of $200,000 execute a guarantee in the form attached to the Indenture, pursuant to which such Restricted Subsidiary will become a Guarantor, which Guarantee shall be subordinated to such Restricted Subsidiary's guarantee of or pledge to secure any other Indebtedness that constitutes Senior Indebtedness to the same extent as the Senior Subordinated Notes are subordinated to Senior Indebtedness. Notwithstanding the foregoing, any such Senior Subordinated Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon certain mergers, consolidations, sales and other dispositions (including, without limitation, by foreclosure) in accordance with the Indenture.


Limitation on Certain Asset Sales

      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

      (1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value of the equity interests, property or assets constituting such Asset Sale (as determined in good faith by the Board of Directors of the Company, and evidenced by a board resolution);

      (2) not less than 75% of the consideration received by the Company or its Subsidiaries, as the case may be, is in the form of cash or Temporary Cash Investments; and

      (3) the Asset Sale Proceeds received by the Company or such Restricted Subsidiary are applied:

          (a) first, to the extent the Company elects, or is required, to prepay, repay or purchase debt or to reduce an unused commitment to lend under any then existing Senior Indebtedness of the Company or any Restricted Subsidiary within 365 days following the receipt of the Asset Sale Proceeds from any Asset Sale, but only to the extent that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid or be applied to secure Letter of Credit Obligations; and

          (b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent the Company elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person) used or useful in businesses similar or ancillary to the business of the Company or such Restricted Subsidiary as conducted at the time of such Asset Sale, provided that such investment occurs or the Company or a Restricted Subsidiary enters into contractual commitments to make such investment, subject only to customary conditions (other than the obtaining of financing), on or prior to the 365th day following receipt of such Asset Sale Proceeds (the "Reinvestment Date") and Asset Sale Proceeds contractually committed are so applied within 365 days following the receipt of such Asset Sale Proceeds.

      Pending the final application of any such available Asset Sale Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility or otherwise invest such Available Asset Sale Proceeds in any manner not prohibited under the Indenture.

      If, on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $10,000,000, the Company shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the Notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an "Excess Proceeds Offer"). If the Company is required to make an Excess Proceeds Offer, the Company will mail, within 30 days following the Reinvestment Date, a notice to the holders of the Notes stating, among other things:

      (1) that such holders have the right to require the Company to apply the Available Asset Sale Proceeds to repurchase such Notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase;

      (2) the purchase date (the "Purchase Date"), which shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed;

      (3) the instructions, determined by the Company, that each holder must follow in order to have such Notes repurchased; and

      (4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such Notes.

      The Excess Proceeds Offer shall remain open for a period of 20 Business Days following its commencement.

      The Company will publicly announce the results of the Excess Proceeds Offer on the Purchase Date by sending a press release to the Dow Jones News Service or similar business news service in the United States. If an Excess Proceeds Offer is not fully subscribed, the Company may retain that portion of the Available Asset Sale Proceeds not required to repurchase Notes and use such portion for general corporate purposes, and such retained portion shall not be considered in the calculation of "Available Asset Sale Proceeds" with respect to any subsequent offer to purchase Notes.


Limitation on Preferred Stock of Restricted Subsidiaries

      The Company will not permit any Restricted Subsidiary to issue any Preferred Stock (except Preferred Stock to the Company or a Restricted Subsidiary) or permit any Person (other than the Company or a Restricted Subsidiary) to hold any such Preferred Stock unless the Company or such Restricted Subsidiary would be entitled to incur or assume Indebtedness under the "Limitation on Additional Indebtedness" covenant in an aggregate principal amount equal to the aggregate liquidation value of the Preferred Stock to be issued.


Limitation on Capital Stock of Subsidiaries

      The Company will not:

      (1) sell, pledge, hypothecate or otherwise convey or dispose of any Capital Stock of a Subsidiary (other than Liens under the Senior Credit Facility or under the terms of any Designated Senior Indebtedness and Liens not prohibited by the "Limitations on Liens" covenant) other than to the Company or another Restricted Subsidiary or

      (2) permit any of its Subsidiaries to issue any Capital Stock (other than director's qualifying shares) other than (a) to the Company or a Wholly-Owned Subsidiary of the Company or (b) to any other shareholder of such Subsidiary (including to another Subsidiary) in an amount not to exceed such shareholders' proportionate share of any dividend, distribution or other issuance to all shareholders.

      The foregoing restrictions will not apply to an Asset Sale made in compliance with the "Limitation on Certain Asset Sales" covenant or the issuance of Preferred Stock in compliance with the "Limitation on Preferred Stock of Restricted Subsidiaries" covenant.


Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

     (1) (a) pay dividends or make any other distributions to the Company or any Restricted Subsidiary of the Company (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits or

          (b) repay any Indebtedness or any other obligation owed to the Company or any Restricted Subsidiary of the Company,

     (2) make loans or advances or capital contributions to the Company or any of its Restricted Subsidiaries or

     (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of

          (a) encumbrances or restrictions existing on the date hereof to the extent and in the manner such encumbrances and restrictions are in effect on the date hereof or no more restrictive in any material respect (including without limitation pursuant to the Senior Credit Facility),

          (b) the Indenture, the Notes and the Guarantees,

          (c) applicable law,

          (d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person (including any Subsidiary of the Person), so acquired,

          (e) any agreement or instrument governing Indebtedness (whether or not outstanding) of Foreign Subsidiaries,

          (f) customary non-assignment provisions in leases, licenses or other agreements entered in the ordinary course of business and consistent with past practices,

          (g) Refinancing Indebtedness; provided that such payment restrictions are no more restrictive in any material respect than those contained in the agreements governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded,

          (h) customary restrictions in security agreements or mortgages or other similar agreements securing Indebtedness of the Company or a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements and mortgages or

          (i) customary restrictions with respect to a Restricted Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary.

Limitation on Sale and Lease-Back Transactions

      The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Lease- Back Transaction unless:

      (1) the consideration received in such Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold, as determined, in good faith, by the Board of Directors of the Company, and

      (2) the Company or such Restricted Subsidiary, as the case may be, could incur the Attributable Indebtedness in respect of such Sale and Lease-Back Transaction in compliance with the "Limitation on Additional Indebtedness" covenant.


Payments for Consent

      Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Change of Control Offer

      In the event of a Change of Control, the Company will be obligated to make an offer to purchase (the "Change of Control Offer") the outstanding Notes at a purchase price equal to 101% of the principal amount thereof together with any accrued and unpaid interest thereon to the Change of Control Payment Date (as hereinafter defined) (such applicable purchase price being hereinafter referred to as the "Change of Control Purchase Price") in accordance with the procedures set forth in this covenant.

      Within 30 days following the first date on which the Company has knowledge of any Change of Control, the Company will send by first-class mail, postage prepaid, to the Trustee and to each holder of the Notes, at the address appearing in the register maintained by the registrar of the Notes, a notice stating:

      (1) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment, and otherwise subject to the terms and conditions set forth herein;

      (2) the Change of Control Purchase Price and the purchase date (which shall be a Business Day no earlier than 20 Business Days from the date such notice is mailed (the "Change of Control Payment Date");

      (3) that any Note not tendered will remain outstanding and continue to accrue interest;

      (4) that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

      (5) that holders accepting the offer to have their Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Change of Control Payment Date;

      (6) that holders will be entitled to withdraw their acceptance if the Paying Agent receives, not later than the close of business on the Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased;

      (7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each such new Note issued shall be in an original principal amount in denominations of $1,000 and integral multiples thereof; and

      (8) any other procedures that a holder must follow to accept a Change of Control Offer or effect withdrawal of such acceptance.

      On the Change of Control Payment Date, the Company will, to the extent lawful:

      (1) accept for payment Notes or portions thereof tendered pursuant to the Change of Control Offer;

      (2) deposit at the paying office established by the Company money sufficient to pay the purchase price of all Notes or portions thereof so tendered; and

      (3) deliver or cause to be delivered to the Trustee Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company.

      The Indenture will require that if the Senior Credit Facility is in effect, or any amounts are owing thereunder or in respect thereof, at the time of the occurrence of a Change of Control, prior to the mailing of the notice to holders described above, but in any event within 30 days following the first date on which the Company has knowledge of any Change of Control, the Company covenants to:

      (1) repay in full all obligations under or in respect of the Senior Credit Facility or offer to repay in full all obligations under or in respect of the Senior Credit Facility and repay the obligations under or in respect of the senior credit facility of each lender who has accepted such offer; or

      (2) obtain the requisite consent under the senior credit facility to permit the repurchase of the Notes as described above.

      The Company will be deemed to have knowledge of all filings with the SEC. The Company must first comply with the covenant described in the preceding sentence before it shall be required to purchase Notes in the event of a Change of Control; provided that the Company's failure to comply with the covenant described in the preceding sentence constitutes an Event of Default described in clause (3) under "Events of Default" below if not cured within 60 days after the notice required by such clause. As a result of the foregoing, a holder of the Notes may not be able to compel the Company to purchase the Notes unless the Company is able at the time to refinance all of the obligations under or in respect of the senior credit facility or obtain requisite consents under the senior credit facility. Failure by the Company to make a Change of Control Offer when required by the Indenture constitutes a default under the Indenture and, if not cured within 60 days after notice, constitutes an Event of Default.


The Indenture will require that:

      (1) if the Company or any Subsidiary thereof has issued any outstanding
          (a) Indebtedness that is subordinate in right of payment to the Notes; or (b) Preferred Stock, and the Company or such Subsidiary is required to make a change of control offer or to make a distribution with respect to such subordinated Indebtedness or Preferred Stock in the event of a change of control, the Company shall not consummate any such offer or distribution with respect to such subordinated Indebtedness or Preferred Stock until such time as the Company shall have paid the Change of Control Purchase Price in full to the holders of Notes that have accepted the Company's Change of Control Offer and shall otherwise have consummated the Change of Control Offer made to holders of the Notes and

      (2) the Company will not issue Indebtedness that is subordinate in right of payment to the Notes or Preferred Stock with change of control provisions requiring the payment of such Indebtedness or Preferred Stock prior to the payment of the Notes in the event of a Change in Control under the Indenture.

      In the event that a Change of Control occurs and the holders of Notes exercise their right to require the Company to purchase Notes, if such purchase constitutes a "tender offer" for purposes of Rule l4e-1 under the Exchange Act at that time, the Company will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.


Merger, Consolidation or Sale of Assets

      The Company will not, nor will it permit any Guarantor to, consolidate with, merge with or into, or transfer all or substantially all of its assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person unless (in the case of the Company or any Guarantor):

      (1) the Company or such Guarantor, as the case may be, shall be the continuing Person, or the Person (if other than the Company or such Guarantor) formed by such consolidation or into which the Company or such Guarantor, as the case may be, is merged or to which the properties and assets of the Company or such Guarantor, as the case may be, are transferred shall be a corporation, a limited liability company or a limited partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume in writing all of the obligations of the Company or such Guarantor, as the case may be, under the Notes and the Indenture or Guarantee, as applicable, and the obligations under the Indenture shall remain in full force and effect; provided that at any time the Company or its successor is a limited partnership or limited liability company there shall be a co-issuer of the Notes that is a corporation;

      (2) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

      (3) unless the merger or consolidation is with, or the transfer of all or substantially all its assets is to, a Wholly-Owned Subsidiary, immediately after giving effect to such transaction on a pro forma basis the Company or such Person could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant.

      Nothing in this "Merger, Consolidation or Sale of Assets" provision will prohibit the consolidation, merger or transfer of all or substantially all the assets of any Guarantor that is otherwise permitted by and conducted in accordance with the other applicable provisions of the Indenture. In connection with any consolidation, merger or transfer of assets contemplated by this provision, the Company will deliver, or cause to be delivered, to the Holders, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental Indenture in respect thereof comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.


Guarantees

      The Notes will be unconditionally guaranteed on an unsecured senior subordinated basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors will be unconditionally subordinate in right of payment to the prior indefeasible payment and satisfaction in full in cash of all Senior Indebtedness of the Guarantor, to the same extent and in the same manner that all payments pursuant to the Notes are subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company.

      The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

      A Guarantor shall be released from all of its obligations under its Guarantee if all or substantially all of its assets are sold or at least 80% of its Capital Stock is sold, in each case in a transaction in compliance with the covenant described under "Limitation on Certain Asset Sales," provided that in the event of a sale of less than all of the Capital Stock of a Guarantor, such release shall not be effective unless and until such Guarantor is similarly released from its guarantee under the senior credit facility or the Guarantor merges with or into or consolidates with, or transfers all or substantially all of its assets to, the Company or another Guarantor in a transaction in compliance with "Merger, Consolidation or Sale of Assets," and such Guarantor has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent herein provided for relating to such transaction have been complied with.

Events of Default

      The following events will be defined in the Indenture as "Events of Default":

      (1) default in payment of any principal of, or premium, if any, on the Notes whether at maturity, upon acceleration or redemption or otherwise (whether or not such payment is prohibited by the subordination provisions of the Indenture);

      (2) default for 30 days (whether or not such payment is prohibited by the subordination provisions of the Indenture) in payment of any interest on the Notes;

      (3) default by the Company or any Guarantor in the observance or performance of any other covenant in the Notes or the Indenture for 60 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding (except in the case of the consummation of a transaction governed by the "Merger, Consolidation or Sale of Assets" provision in violation of the terms thereof, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

      (4) default in the payment at final maturity of principal in an aggregate amount of $10.0 million or more with respect to any Indebtedness of the Company or any Restricted Subsidiary thereof, or the acceleration of any such Indebtedness aggregating $10.0 million or more which default shall not be cured, waived or postponed pursuant to an agreement with the holders of such Indebtedness within 60 days after written notice as provided in the Indenture, or such acceleration shall not be rescinded or annulled within 20 days after written notice as provided in the Indenture;

      (5) any final judgment or judgments which can no longer be appealed or stayed for the payment of money in excess of $10.0 million (net of amounts covered by insurance for which coverage is not being challenged or denied) is rendered against the Company or any Restricted Subsidiary thereof, and shall not be discharged, paid or otherwise satisfied for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

      (6) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary thereof; and

      (7) any of the Guarantees ceases to be in full force and effect or any of the Guarantees is declared to be null and void and unenforceable or any of the Guarantees is found to be invalid or any of the Guarantors denies in writing its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

      The Indenture will provide that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on the Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

      The Indenture will provide that if an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of the Company) shall have occurred and be continuing, then the Trustee by notice to the Company or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding by written notice to the Company and the Trustee may declare to be immediately due and payable the entire principal amount of all the Notes then outstanding plus accrued but unpaid interest to the date of acceleration and

      (1) such amounts shall become immediately due and payable or

      (2) if there are any amounts outstanding under or in respect of the senior credit facility or any commitments remain in effect under the senior credit facility, such amounts shall become due and payable upon the first to occur of an acceleration of amounts outstanding under or in respect of the senior credit facility or five Business Days after receipt by the Company and the Representative of notice of the acceleration of the Notes;

provided, however, that after such acceleration but before a judgment or decree based on such acceleration is obtained by the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all existing Events of Default, other than nonpayment of accelerated principal, premium, if any, or interest that has become due solely because of the acceleration, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization of the Company shall occur, the principal, premium, if any, and interest amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

      The holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing default or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

      No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request and offered indemnity satisfactory to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted on such Note on or after the respective due dates expressed in such Note.


Defeasance and Covenant Defeasance

      The Indenture will provide that the Company may elect either

      (1) to defease and be discharged from any and all obligations with respect to the Notes (except for the obligations to register the transfer or exchange of such Notes, to replace temporary or mutilated, destroyed, lost or stolen Notes, to maintain an office or agency in respect of the Notes and to hold monies for payment in trust) ("defeasance"); or

      (2) to be released from their obligations with respect to the Notes under certain covenants contained in the Indenture and described above under "Certain Covenants" ("covenant defeasance") upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose of money and/or U.S. Government Obligations (as defined in the Indenture) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the Notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the Company has delivered to the Trustee an opinion of counsel:

          (a) to the effect that neither the trust nor the Trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and

          (b) describing either a private ruling concerning the Notes or a published ruling of the Internal Revenue Service, to the effect that holders of the Notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.


Modification of Indenture

      From time to time, the Company, the Guarantors and the Trustee may, without the consent of holders of the Notes, amend the Indenture or the Notes or supplement the Indenture for certain specified purposes, including providing for uncertificated Notes in addition to certificated Notes, consummating the Asset Drop-Down, and curing any ambiguity, defect or inconsistency, or making any other change that does not adversely affect the rights of any holder. The Indenture contains provisions permitting the Company, the Guarantors and the Trustee, with the consent of holders of at least a majority in principal amount of the outstanding Notes, to modify or supplement the Indenture or the Notes, except that no such modification shall, without the consent of each holder affected thereby,

      (1) reduce the amount of Notes whose holders must consent to an amendment, supplement, or waiver to the Indenture or the Notes;

      (2) reduce the rate of or change the time for payment of interest on any Note;

      (3) reduce the principal of or premium on or change the stated maturity of any Note;

      (4) waive a default in the payment of the principal of, interest on, or redemption payment with respect to any Note;

      (5) make any Note payable in money other than that stated in the Note or change the place of payment from New York, New York;

      (6) make any change in provisions of the Indenture protecting the right of each holder of Notes to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

      (7) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

      (8) affect the ranking of the Notes or the Guarantees in a manner adverse to the holders;

      (9) change any provision of the Indenture relating to the redemption of Notes;

      (10) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.


Reports to Holders

      So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the information required thereby to the SEC and to the holders of the Notes. The Indenture will provide that even if the Company is entitled under the Exchange Act not to furnish such information to the SEC or to the holders of the Notes, it will nonetheless continue to furnish such information to the SEC and holders of the Notes.

Compliance Certificate

      The Company will deliver to the Trustee on or before 100 days after the end of the Company's fiscal year and on or before 55 days after the end of each of the first, second and third fiscal quarters in each year an Officers' Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.


The Trustee

      The Trustee under the Indenture will be the Registrar and Paying Agent with regard to the Notes. The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.


Transfer and Exchange

      Holders of the Notes may transfer or exchange the Notes in accordance with the Indenture. The Registrar under the Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any Note selected for redemption. Also, the Registrar is not required to transfer or exchange any Note for a period of 15 days before selection of the Notes to be redeemed.

      The Notes will be issued in a transaction exempt from registration under the Securities Act and will be subject to the restrictions on transfer described in "Notice to Investors."

      The registered holder of a Note may be treated as the owner of it for all purposes.


Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the covenants contained in the Indenture. We refer you to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

      "Accrued Bankruptcy Interest" means, with respect to any Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any bankruptcy, reorganization, insolvency, receivership or similar proceeding, whether voluntary or involuntary, against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such proceeding.

      "Acquired Indebtedness" means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of the outstanding equity interests on, or assets from, such Person.

      "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of the amount by which

      (1) the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee, of such Guarantor at such date and

      (2) the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

      "Affiliate" of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

      "Asset Acquisition" means

      (1) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary or

      (2) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

      "Asset Drop-Down" means the transaction described under "Asset Drop-Down" above.

      "Asset Sale" means the sale, transfer or other disposition (including any Sale and Lease-Back Transaction), other than to the Company or any of its Restricted Subsidiaries, in any single transaction or series of related transactions having a fair market value in excess of $1,500,000 of

      (1) any Capital Stock of or other equity interest in any Restricted Subsidiary of the Company or

      (2) any other property or assets of the Company or of any Restricted Subsidiary thereof; provided that Asset Sales shall not include:


          (a) sales, leases, conveyances, transfers or other dispositions to the Company or to a Restricted Subsidiary or to any other Person if after giving effect to such sale, lease, conveyance, transfer or other disposition such other Person becomes a Restricted Subsidiary;

          (b) the contribution of any assets to a joint venture, partnership or other Person (which may be a Subsidiary) to the extent such contribution constitutes a Permitted Investment (other than by operation of clause (4) of the definition thereof);

          (c) the sale, transfer or other disposition of all or substantially all of the assets of the Company or any Guarantor as permitted under the "Merger, Consolidation or Sale of Assets" provision;

          (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

          (e) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry;

          (f) the licensing of intellectual property;

          (g) disposals or replacements of obsolete equipment in the ordinary course of business;

          (h) leases or subleases to third persons not interfering in any material respect with the business of the Company or any of its Restricted Subsidiaries;

          (i) a disposition of Temporary Cash Investments or goods held for sale in the ordinary course of business consistent with past practices of the Company;

          (j) a disposition that constitutes a Change of Control; and

          (k) any foreclosures on assets.

      "Asset Sale Proceeds" means, with respect to any Asset Sale,

      (1) cash received by the Company or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after

          (a) provision for all income or other taxes measured by or resulting from such Asset Sale,

          (b) payment of all brokerage commissions, underwriting and other fees (including legal and accounting fees) and expenses (including relocation expenses) related to such Asset Sale,

          (c) any consideration for an Asset Sale (which would otherwise constitute Asset Sale Proceeds) that is required to be held in escrow pending determination of whether a purchase price adjustment will be made, but amounts under this clause (c) will become Asset Sale Proceeds at such time and to the extent such amounts are released to the Company or a Restricted Subsidiary,

          (d) repayment of Indebtedness that either (i) is secured by a Lien on the property or assets sold or (ii) is required to be repaid in connection with such Asset Sale (in order to obtain a consent required in connection therewith),

          (e) provision for minority interest holders in any Restricted Subsidiary as a result of such Asset Sale and

          (f) deduction of appropriate amounts to be provided by the Company or a Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by the Company or a Restricted Subsidiary after such Asset Sale, including, without limitation, severance, healthcare, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale, and

      (2) promissory notes and other non-cash consideration received by the Company or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or non-cash consideration into cash.

      "Attributable Indebtedness" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the greater of:

      (1) the fair value of the property subject to such arrangement (as determined by the Board of Directors) and

      (2) the present value of the total obligations (discounted at the rate borne by the Notes, compounded annually) of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

      "Available Asset Sale Proceeds" means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (3)(a) or (3)(b) of the first paragraph of "Limitation on Certain Asset Sales," and that have not previously been the basis for an Excess Proceeds Offer in accordance with the third paragraph of "Limitation on Certain Asset Sales."

      "Board of Directors" means

      (1) in the case of a Person that is a corporation, the board of directors of such Person or any committee authorized to act therefor,

      (2) in the case of a Person that is a limited partnership, the board of directors of its corporate general partner or any committee authorized to act therefor (or, if the general partner is itself a limited partnership, the board of directors of such general partner's corporate general partner or any committee authorized to act therefor), and

      (3) in the case of any other Person, the board of directors, management committee or similar governing body or any authorized committee thereof responsible for the management of the business and affairs of such Person.

      "Business Day" means any day except a Saturday, Sunday or other day on which (1) commercial banks in the City of New York are authorized or required by law to close or (2) the New York Stock Exchange is not open for trading.

      "Capital Stock" means, with respect to any Person, any and all shares or other equivalents (however designated and whether or not voting) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into or exercisable for any of the foregoing.

      "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

      "Change of Control" means, at any time after the Issue Date, the occurrence of one or more of the following events:

      (1) any Person (including a Person's Affiliates and associates), other than a Permitted Holder, becomes the beneficial owner (as defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 50% or more of the total voting power of the Common Stock of the Company,

      (2) there shall be consummated any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which the Common Stock of the Company would be converted into cash, securities or other property, other than a merger or consolidation of the Company in which the holders of the Common Stock of the Company outstanding immediately prior to the consolidation or merger hold, directly or indirectly, at least a majority of the Common Stock of the surviving corporation immediately after such consolidation or merger, or

      (3) during any period of two consecutive years commencing after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company has been approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or recommendation for election was previously so approved) cease to constitute a majority of the Board of Directors of the Company.

      "Commodity Hedge Agreement" shall mean any option, hedge or other similar agreement or arrangement designed to protect against fluctuations in commodity or materials prices.

      "Common Stock" of any Person means all Capital Stock of such Person that is generally entitled to:

      (1) vote in the election of directors of such Person or

      (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

      "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") for which financial statements are available to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

      (1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to revolving credit facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period;

      (2) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any EBITDA (provided that such EBITDA shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income") attributable to the assets which are the subject of the Asset Acquisition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period;

      (3) with respect to any such Four Quarter Period commencing prior to the recapitalization, the recapitalization, which shall be deemed to have taken place on the first day of such Four Quarter Period; and

      (4) any asset sales or asset acquisitions (including any EBITDA attributable to the assets which are the subject of the asset acquisition or asset sale during the Four Quarter Period (provided that such EBITDA shall be included only to the extent includible pursuant to the definition of "Consolidated Net Income")) that have been made by any Person that has become a Restricted Subsidiary of the Company or has been merged with or into the Company or any Restricted Subsidiary of the Company during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date that would have constituted Asset Sales or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary of the Company or subsequent to such Person's merger into the Company, as if such asset sale or asset acquisition (including the incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

      Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

      (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

      (2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by one or more Interest Rate Agreements, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

      "Consolidated Fixed Charges" means, with respect to any Person, for any period, the sum of:

      (1) Consolidated Interest Expense (excluding amortization or write-off of debt issuance costs relating to the recapitalization and the financing therefor or relating to retired or existing Indebtedness and amortization or write-off of customary debt issuance costs relating to future Indebtedness incurred in the ordinary course of business), plus

      (2) without duplication, the product of (a) the amount of all dividend payments on any series of Preferred Stock of such Person or any Restricted Subsidiary, determined on a consolidated basis (other than dividends paid in Capital Stock (other than Disqualified Capital Stock)) paid, accrued or scheduled to be paid or accrued during such period times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

      "Consolidated Interest Expense" means, with respect to any Person, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption "interest expense" or any like caption on an income statement for such Person and its Restricted Subsidiaries on a consolidated basis (including, but not limited to, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with hedging obligations, amortization of other financing fees and expenses, the interest portion of any deferred payment obligation, amortization of discount (other than any such discount arising from the issuance of warrants to purchase Common Stock to purchasers of the Company's debt securities simultaneously with the issuance thereof) or premium, if any, and all other non-cash interest expense (other than interest amortized to cost of sales)) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus the amount of all dividends or distributions paid on Disqualified Capital Stock (other than dividends paid or payable in shares of Capital Stock of the Company), less the amortization of deferred financing costs.

      "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

      (1) the Net Income of any

          (a) Person (the "other Person") in which the Person in question or any of its Restricted Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of the Person in question in accordance with GAAP) and

          (b) Unrestricted Subsidiary shall be included only to the extent of the amount of dividends or distributions paid to the Person in question or the Restricted Subsidiary,

      (2) the Net Income of any Restricted Subsidiary of the Person in question that is subject to any restriction or limitation on the payment of dividends or the making of other distributions (other than pursuant to the Notes or as permitted under "Certain Covenants--Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries") shall be excluded to the extent of such restriction or limitation,

      (3) (a) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition
               and

          (b) any net gain (but not loss) resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded,

      (4) extraordinary, unusual and non-recurring gains and losses (including any related tax effects on such Person) shall be excluded,

      (5) income or loss attributable to discontinued operations (including without limitation operations disposed of during such period whether or not such operations were classified as discontinued) shall be excluded,

      (6) to the extent not otherwise excluded in accordance with GAAP, the Net Income of any Restricted Subsidiary in an amount that corresponds to the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period, directly or indirectly, by such Person shall be excluded,

      (7) dividends, distributions and any other payments constituting return of capital from Investments shall in any event be excluded to the extent used to increase the amount available for Investment under clause (15) of the definition of "Permitted Investments" in accordance with the terms thereof,

      (8) non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction, shall be excluded, and

      (9) without duplication, any charges related to the recapitalization shall be excluded.

      "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, which may include the use of derivatives, designed to protect against fluctuations in currency values.

      "Default" means any condition or event that is, or with the passing of time or giving of any notice expressly required under the Indenture (or both) would be, an Event of Default.

      "Designated Senior Indebtedness," as to the Company or any Guarantor, as the case may be, means

      (1) so long as Indebtedness under or in respect of the senior credit facility is outstanding or has commitments for the extension of credit, such Senior Indebtedness and

      (2) any other Senior Indebtedness

          (a) which at the time of determination exceeds $25,000,000 in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility,

          (b) which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by such Person, and

          (c) as to which the Trustee has been given written notice of such designation and, so long as there is a Representative with respect to the senior credit facility, such Representative shall have concurred in such designation.

      "Disqualified Capital Stock" means any Capital Stock of the Company or a Restricted Subsidiary thereof which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event,

      (1) matures on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness; or

      (2) is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness; or

      (3) is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes, for cash or securities constituting Indebtedness;

provided that Capital Stock of the Company that is held by a current or former employee of the Company subject to a put option and/or a call option with the Company triggered by the termination of such employee's employment with the Company and/or the Company's performance shall not be deemed to be Disqualified Capital Stock solely by virtue of such call option and/or put option. Without limitation of the foregoing, Disqualified Capital Stock will be deemed to include (a) any Preferred Stock of a Restricted Subsidiary of the Company and
(b) any Preferred Stock of the Company, with respect to either of which, under the terms of such Preferred Stock, by agreement or otherwise, the Company is obligated to pay current dividends or distributions in cash during the period prior to the maturity date of the Notes; provided, however, that Capital Stock of the Company or any Restricted Subsidiary that is issued with the benefit of provisions requiring (i) a change of control offer or asset sale proceeds offer to be made for such Capital Stock in the event of a change of control of or asset sale by the Company or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions of the Indenture described under "Change of Control" or "Limitation on Certain Asset Sales," as the case may be or (ii) payment of dividends or redemption only after the Notes have been fully paid, shall not be deemed to be Disqualified Capital Stock solely by virtue of such provisions.

      "EBITDA" means, for any Person, for any period, an amount equal to

      (1) the sum of

          (a) Consolidated Net Income for such period, plus

          (b) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (a) hereof, plus

          (c) Consolidated Interest Expense for such period (but only including Redeemable Dividends in the calculation of such Consolidated Interest Expense to the extent that such Redeemable Dividends have not been excluded in the calculation of Consolidated Net Income), plus

          (d) depreciation for such period on a consolidated basis, plus

          (e) amortization of intangibles for such period on a consolidated basis, plus

          (f) any other non-cash items (excluding any such non-cash item to the extent that it represents an accrual of or a reserve for a cash expense in any period subsequent to the period for which EBITDA is being calculated) reducing or not included in the definition of Consolidated Net Income for such period, plus

          (g) without duplication, all cash and non-cash expenses and restructuring charges arising in connection with the recapitalization, minus

      (2) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP,

except that with respect to the Company each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only; provided, however, that, for purposes of calculating EBITDA during any fiscal quarter, cash income from a particular Investment (other than in a Subsidiary which under GAAP is consolidated) of such Person shall be included only

      (1) to the extent cash income has been received by such Person with respect to such Investment, or

      (2) if the cash income derived from such Investment is attributable to Temporary Cash Investments.

      "Equity Investor" means UIC Holdings, L.L.C., a Delaware limited liability company.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended.

      "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

      "Foreign Subsidiary" means a Restricted Subsidiary of the Company

      (1) that is organized in a jurisdiction other than the United States of America or a state thereof or the District of Columbia and

      (2) with respect to which at least 90% of its sales (as determined in accordance with GAAP) are generated by operations located in jurisdictions outside the United States of America.

      "GAAP" means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

      "Guarantee" means, as the context may require, individually, a guarantee, or collectively, any and all guarantees, of the Obligations of the Company with respect to the Notes by each Guarantor, if any, pursuant to the terms of the Indenture.

      "Guarantor" means each Restricted Subsidiary of the Company that hereafter becomes a Guarantor pursuant to the Indenture, and "Guarantors" means such entities, collectively.

      "Guarantor Representative" means

      (1) so long as the senior credit facility remains outstanding or any commitments thereunder remain in effect, the agent (or if there is more than one agent therefor, the administrative agent for the lender parties thereunder) and

      (2) thereafter the agent, indenture trustee, other trustee or other representative for any Guarantor Senior Indebtedness.

      "Guarantor Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, Accrued Bankruptcy Interest) on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts and Obligations incurred or owing pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with,

      (1) any Guarantor's direct incurrence of any Indebtedness or its guarantee of all Indebtedness of the Company or any of its Subsidiaries, in each case, under the senior credit facility,

      (2) all obligations of such Guarantor with respect to any Interest Rate Agreement,

      (3) all obligations of such Guarantor to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments,

      (4) all other Indebtedness of such Guarantor which does not expressly provide that it is to rank pari passu with or subordinate to the Guarantees and

      (5) all deferrals, renewals, extensions, refinancings, replacements and refundings in whole or in part of, and amendments, modifications, restatements and supplements to, any of the Indebtedness described above.

Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness will not include

      (1) Indebtedness of such Guarantor to any of its Subsidiaries (except to the extent such Indebtedness is pledged as security under the senior credit facility),

      (2) Indebtedness represented by the Guarantees,

      (3) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any other item of Indebtedness of the Company (although this clause (3) shall not apply to the subordination of liens or security interests covering property or assets securing Guarantor Senior Indebtedness),

      (4) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or

      (5) liability for federal, state, local or other taxes owed or owing by the Company.

      "Holding Company" means the parent company of the New Operating Company following the Asset Drop- Down.

      "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurable" and "incurring" shall have meanings correlative to the foregoing); provided that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

      "Indebtedness" means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding, without limitation, any balances that constitute accounts payable or trade payables or liabilities arising from advance payments or customer deposits for goods and services sold by the Company in the ordinary course of business, and other accrued liabilities and expenses arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

      (1) any Capitalized Lease Obligations,

      (2) obligations secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (provided, however, that if such obligation or obligations shall not have been assumed, the amount of such Indebtedness shall be deemed to be the lesser of the principal amount of the obligation or the fair market value of the pledged property or assets),

      (3) guarantees of items of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor),

      (4) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (provided that in the case of any such letters of credit, the items for which such letters of credit provide credit support are those of other Persons which would be included within this definition for such other Persons),

      (5) Disqualified Capital Stock of such Person or any Restricted Subsidiary thereof, and

      (6) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP).

      The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

      (1) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and

      (2) that Indebtedness shall not include any liability for federal, state, local or other taxes.

      Notwithstanding any other provision of the foregoing definition, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business shall not be deemed to be "Indebtedness" of the Company or any Restricted Subsidiary for purposes of this definition. Furthermore, guarantees of (or obligations with respect to letters of credit supporting) Indebtedness otherwise included in the determination of such amount shall not also be included.

      "Individual Investors" means the Persons who made the Management Contribution and, without duplication, the Persons who hold the Retained Equity as of the Issue Date.

      "Interest Rate Agreement" shall mean any interest or foreign currency rate swap, cap, collar, option, hedge, forward rate or other similar agreement or arrangement designed to protect against fluctuations in interest rates or currency exchange rates.

      "Investments" means, directly or indirectly, any advance, account receivable (other than an account receivable arising in the ordinary course of business or acquired as part of the assets acquired by the Company in connection with an acquisition of assets which is otherwise permitted by the terms of the Indenture), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or the making of any investment in any Person. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices. For the purposes of the "Limitation on Restricted Payments" covenant, "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, greater than 50% of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

      "Issue Date" means the date the Notes are first issued by the Company and authenticated by the Trustee under the Indenture.

      "Letter of Credit Obligations" means all Obligations in respect of Indebtedness of the Company or any of its Restricted Subsidiaries with respect to letters of credit issued pursuant to the Senior Indebtedness which Indebtedness shall be deemed to consist of (a) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing) and
(b) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit.

      "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement (other than advance payments or customer deposits for goods and services sold by the Company in the ordinary course of business), security interest, lien, charge, easement or encumbrance of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

      "Moody's" means Moody's Investors Service, Inc. and its successors.

      "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

      "Net Proceeds" means:

      (1) in the case of any sale of Capital Stock by any Person, the aggregate net proceeds received by such Person, after payment of expenses, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the fair market value thereof, as determined in good faith by the Board of Directors of such Person, at the time of receipt) and

      (2) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of such Person which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to such Person upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by the Company in connection therewith).

      "New Operating Company" means the newly-formed Wholly-Owned Subsidiary of the Company participating in the Asset Drop-Down.

      "Non-Payment Event of Default" means any event (other than a Payment Default) the occurrence of which entitles (or, in the case of certain of the events described in clause (6) under "Events of Default," with the passage of time would entitle) one or more Persons to accelerate the maturity of any Designated Senior Indebtedness. "Obligations" means, with respect to any Indebtedness, any principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other expenses and liabilities payable under the documentation governing such Indebtedness.

      "Officers' Certificate" means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the Indenture and delivered to the Trustee.

      "Payment Default" means any default, whether or not any requirement for the giving of notice, the lapse of time or both, or any other condition to such default becoming an event of default has occurred, in the payment of principal of (or premium, if any) or interest on or any other Obligations payable in connection with Designated Senior Indebtedness.

      "Permitted Holders" means, collectively,

      (1) the Company and, in the event of the Asset Drop-Down, the Holding Company,

      (2) any THL Group Member,

      (3) the Individual Investors, each of the spouses, children (adoptive or biological) or other lineal descendants of the Individual Investors, the probate estate of any such individual and any trust, so long as one or more of the foregoing individuals retains substantially all of the controlling or beneficial interest thereunder, and

      (4) any underwriter during the course of an underwritten public offering until completion of the initial distribution thereof.

      "Permitted Indebtedness" means:

      (1) Indebtedness of the Company or any Restricted Subsidiary arising under or in connection with the senior credit facility in an amount not to exceed the sum of (a) $225,000,000 plus (b) the greater of (i) $110,000,000 or (ii) the aggregate of 80% of the accounts receivable and 50% of the inventory of the Company and its consolidated Restricted Subsidiaries, which sum shall be reduced by any mandatory prepayments actually made thereunder required as a result of any Asset Sale or similar sale of assets (to the extent, in the case of payments of revolving credit indebtedness, that the corresponding commitments have been permanently reduced) and any scheduled payments actually made thereunder;

      (2) Indebtedness under the Notes and the Guarantees;

      (3) Indebtedness of Foreign Subsidiaries not to exceed $5,000,000 in the aggregate at any one time outstanding;

      (4) Indebtedness not covered by any other clause of this definition which is outstanding on the Issue Date (including, for purposes of this clause (4), Capitalized Lease Obligations in an amount not to exceed $10,000,000 incurred in the leasing of an aircraft for use by the Company, which lease is entered into on or before September 30, 1999);

      (5) Indebtedness of the Company to any Restricted Subsidiary of the Company and Indebtedness of any Restricted Subsidiary of the Company to the Company or another Restricted Subsidiary of the Company; provided that (a) if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness is unsecured and expressly subordinated to the payment in full to all obligations in respect of the Notes and the Guarantee of such Guarantor on terms substantially in the form provided in the Indenture and (b)(i) any subsequent issuance or transfer of equity interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, and (ii) any sale or transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company, shall be deemed to constitute an incurrence of Indebtedness by the Company or such Restricted Subsidiary not permitted by this clause (5);

      (6) Interest Rate Agreements;

      (7) Refinancing Indebtedness;

      (8) Indebtedness under Commodity Hedge Agreements and Currency Agreements entered into in the ordinary course of business consistent with reasonable business requirements and not for speculation;

      (9) Indebtedness consisting of guarantees made in the ordinary course of business by the Company or its Restricted Subsidiaries of obligations of the Company or any of its Restricted Subsidiaries, which obligations are not otherwise prohibited under the Indenture;

     (10) Contingent obligations of the Company or its Subsidiaries in respect of customary indemnification and purchase price adjustment obligations incurred in connection with an Asset Sale; provided that the maximum assumable liability in respect of all such obligations shall at no time exceed the gross proceeds actually received by the Company and its Subsidiaries in connection with such Asset Sale;

     (11) Indebtedness incurred in respect of performance, surety and other similar bonds and completion guarantees provided by the Company and the Restricted Subsidiaries in the ordinary course of business, and extensions, refinancings and replacements thereof;

     (12) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation or other similar claims;

     (13) Purchase Money Indebtedness and Capitalized Lease Obligations of the Company and its Subsidiaries incurred to acquire, construct or improve property and assets in the ordinary course of business and any refinancings, renewals or replacements of any such Purchase Money Indebtedness or Capitalized Lease Obligation (subject to the limitations on the principal amount thereof set forth in this clause
          (13)), the principal amount of which Purchase Money Indebtedness and Capitalized Lease Obligations shall not in the aggregate at any one time outstanding exceed $15,000,000; and

     (14) Additional Indebtedness of the Company or any of its Restricted Subsidiaries (other than Indebtedness specified in clauses (1) through (13) above) not to exceed $25,000,000 in the aggregate at any one time outstanding.

      "Permitted Investments" means, for any Person, Investments made on or after the Issue Date consisting of:

      (1) Investments by the Company, or by a Restricted Subsidiary thereof, in the Company or a Restricted Subsidiary;

      (2) Temporary Cash Investments;

      (3) Investments by the Company, or by a Restricted Subsidiary thereof, in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary thereof or (c) such business or assets are owned by the Company or a Restricted Subsidiary;

      (4) an Investment that is made by the Company or a Restricted Subsidiary thereof in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to the Company or a Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under "Limitation on Certain Asset Sales";

      (5) Investments consisting of (a) purchases and acquisitions of inventory, supplies, materials and equipment, or (b) licenses or leases of intellectual property and other assets in each case in the ordinary course of business;

      (6) Investments consisting of (a) loans and advances to employees for reasonable travel, relocation and business expenses in the ordinary course of business not to exceed $2,000,000 in the aggregate at any one time outstanding, (b) loans to employees of the Company or its Subsidiaries for the sole purpose of purchasing equity of the Company,
          (c) extensions of trade credit in the ordinary course of business, and
          (d) prepaid expenses incurred in the ordinary course of business;

      (7) without duplication, Investments consisting of Indebtedness permitted pursuant to clause (5) of the definition of "Permitted Indebtedness";

      (8) Investments existing on the Issue Date;

      (9) Investments of the Company under Interest Rate Agreements;

     (10) Investments under Commodity Hedge Agreements and Currency Agreements entered into in the ordinary course of business consistent with reasonable business requirements and not for speculation;

     (11) Investments consisting of endorsements for collection or deposit in the ordinary course of business;

     (12) Investments in suppliers or customers that are in bankruptcy, receivership or similar proceedings or as a result of foreclosure on a secured Investment in a third party received in exchange for or cancellation of an existing obligation of such supplier or customer to the Company or a Restricted Subsidiary;

     (13) Investments paid for solely with Capital Stock (other than Disqualified Capital Stock) of the Company;

     (14) Investments in joint venture arrangements (which may be structured as corporations, partnerships, trusts, limited liability companies or other Persons), or in a Person which as a result of such Investment becomes a joint venture arrangement, in an aggregate amount, as valued at the time each such Investment is made, not exceeding $10,000,000 for all such Investments from and after the date hereof; and

     (15) Investments (other than Investments specified in clauses (1) through (14) above) in an aggregate amount, as valued at the time each such Investment is made, not exceeding $10,000,000 for all such Investments from and after the Issue Date; provided that the amount available for Investments to be made pursuant to this clause (15) shall be increased from time to time (a) to the extent any return of capital is received by the Company or a Restricted Subsidiary on an Investment previously made in reliance on this clause (15), in each case, up to, but not exceeding, the amount of the original Investment but only to the extent such return of capital is excluded from Consolidated Net Income and (b) by 100% of the aggregate net proceeds from the issue or sale of the Company's Capital Stock or of any equity contribution received by the Company (other than in return for Disqualified Capital Stock) from a holder of the Company's Capital Stock, net of any amounts thereof used to calculate amounts available for Restricted Payments pursuant to clause (3) under "Limitation on Restricted Payments" or previously relied upon to make any Permitted Investments pursuant to this clause (15).

      Not later than the date of making of any Permitted Investment made in reliance on clause (15) above that includes proceeds described in clause (b) thereof, the Company shall deliver to the Trustee an Officers' Certificate stating that such Permitted Investment is permitted and setting forth in reasonable detail the date, amount and nature of the purchase or contribution being relied upon.

      "Permitted Liens" means

     (1) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Restricted Subsidiaries; provided that such Liens are not incurred in connection with, or in contemplation of, such corporation becoming a Restricted Subsidiary of the Company or merging into the Company or any of its Restricted Subsidiaries,

     (2) Liens securing Refinancing Indebtedness; provided that any such Lien does not extend to or cover any Property, shares or debt other than the Property, shares or debt securing the Indebtedness so refunded, refinanced or extended,

     (3) Liens in favor of the Company or any of its Restricted Subsidiaries, and

     (4)  Liens existing on the Issue Date.

      "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

      "Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

      "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

      "Purchase Money Indebtedness" means any Indebtedness incurred by a Person to finance (within 90 days from incurrence) the cost (including the cost of construction or improvement) of an item of Property acquired in the ordinary course of business, the principal amount of which Indebtedness does not exceed the sum of

     (1)  100% of such cost and

     (2) reasonable fees and expenses of such Person incurred in connection therewith.

      "Qualified Public Offering" means a public offering and sale by the Company (or, in the event of the Asset Drop-Down, the New Operating Company or the Holding Company) of shares of its common stock (however designated and whether voting or non-voting) and any and all rights, warrants or options to acquire such common stock pursuant to a registration statement registered pursuant to the Securities Act; provided that the aggregate Net Proceeds to the issuer from such offering and sale is at least $25,000,000 and, provided, further that, in the event of the Asset Drop-Down and a subsequent Qualified Public Offering by the Holding Company, the Holding Company will contribute to the capital of the New Operating Company that portion of the Net Proceeds thereof necessary to pay the aggregate redemption price (including accrued interest) of the Notes to be redeemed.

      "Recapitalization" means the transactions described in the Recapitalization Agreement.

      "Recapitalization Agreement" means the Agreement and Plan of Recapitalization, Purchase and Redemption dated as of December 24, 1998 (as amended by Amendment No. 1 dated January 20, 1999 and Amendment No. 2 dated January 25, 1999) by and among the Sellers named therein, the Company and the Equity Investor.

      "Redeemable Dividend" means, for any dividend or distribution with regard to Disqualified Capital Stock, the quotient of the dividend or distribution divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Capital Stock.

      "Refinancing Indebtedness" means Indebtedness that is issued in exchange for, or refunds, refinances, renews, replaces, defeases or extends, in whole or in part, any Indebtedness of the Company outstanding on the Issue Date or other Indebtedness permitted to be incurred by the Company or its Restricted Subsidiaries pursuant to the terms of the Indenture, but only to the extent that:

     (1) the Refinancing Indebtedness is subordinated to the Notes to at least the same extent as the Indebtedness being exchanged for, refunded, refinanced, renewed, replaced, defeased or extended, if at all,

     (2) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the Notes,

     (3) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the Notes,

     (4) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting prepayment provisions on such Indebtedness being refunded, refinanced or extended and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness, and

     (5) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that the Company or a Wholly- Owned Subsidiary thereof may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of the Company or any other Wholly-Owned Subsidiary of the Company.

      "Representative" means (a) so long as the senior credit facility remains outstanding or any commitments thereunder remain in effect, the agent (or if there is more than one agent therefor, the administrative agent for the lender parties thereunder) and (b) thereafter the agent, indenture trustee, other trustee or other representative for any Senior Indebtedness.

      "Restricted Payment" means any of the following:

     (1) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of the Company or any Restricted Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Restricted Subsidiary of the Company (other than (a) dividends or distributions payable solely in Capital Stock (other than Disqualified Capital Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Capital Stock) and (b) in the case of Restricted Subsidiaries of the Company, dividends or distributions payable to the Company or to a Wholly-Owned Subsidiary of the Company),

     (2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Restricted Subsidiaries (other than Capital Stock owned by the Company or a Wholly-Owned Subsidiary of the Company, excluding Disqualified Capital Stock),

     (3) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated in right of payment to the Notes other than subordinated Indebtedness acquired in anticipation of satisfying a scheduled sinking fund obligation, principal installment or final maturity (in each case due within one year of the date of acquisition),

     (4) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment,

     (5) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary on the basis of the Investment by the Company therein and

     (6) forgiveness of any Indebtedness of an Affiliate of the Company (other than a Restricted Subsidiary) to the Company or a Restricted Subsidiary.

      For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value determined by the Company's Board of Directors.

      "Restricted Subsidiary" means a Subsidiary of the Company other than an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary as a Restricted Subsidiary if:

     (1) immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), the Company could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant and

     (2)  no Default or Event of Default shall have occurred and be continuing.

     The Company shall deliver an Officers' Certificate to the Holders upon designating any Unrestricted Subsidiary as a Restricted Subsidiary.

     "Sale and Lease-Back Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of the Company of any real or tangible personal Property, which Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

     "S&P" means Standard & Poor's Corporation and its successors.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Senior Credit Facility" means the Credit Agreement, dated as of January 20, 1999, among the Company, the banks, financial institutions and other institutional lenders from time to time party thereto, NationsBank, N.A., as the Swing Line Bank and the Initial Issuing Bank thereunder, NationsBanc Montgomery Securities LLC and Morgan Stanley Senior Funding, Inc., as the Co-Arrangers therefor, Canadian Imperial Bank of Commerce, as Documentation Agent therefor, Morgan Stanley Senior Funding, Inc., as Syndication Agent thereunder, NationsBanc Montgomery Securities LLC, as Lead Arranger and Book Manager therefor, and NationsBank, N.A., as Administrative Agent for the lender parties thereunder, together with all "Loan Documents" as defined therein and all other documents related thereto (including, without limitation, any notes, guarantee agreements, security documents and Interest Rate Agreements), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, renewing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder), in whole or in part, all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or other party thereto.

     "Senior Indebtedness" means the principal of and premium, if any, and interest (including, without limitation, Accrued Bankruptcy Interest) on, and any and all other fees, expense reimbursement obligations, indemnities and other amounts and Obligations incurred or owing pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with

      (1) all Indebtedness of the Company under the senior credit facility,

      (2) all obligations of the Company with respect to any Interest Rate Agreement,

      (3) all obligations of the Company to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments,

      (4) all other Indebtedness of the Company which does not expressly provide that it is to rank pari passu with or subordinate to the Notes and

      (5) all deferrals, renewals, extensions, refinancings, replacements and refundings in whole or in part of, and amendments, modifications, restatements and supplements to, any of the Indebtedness described above.

     Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include

      (1) Indebtedness of the Company to any of its Subsidiaries, except to the extent such Indebtedness is pledged as security under the senior credit facility,

      (2) Indebtedness represented by the Notes,

      (3) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any other item of Indebtedness of the Company (although this clause (3) shall not apply to the subordination of liens or security interests covering property or assets securing Senior Indebtedness),

      (4) any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business or

      (5) liability for federal, state, local or other taxes owed or owing by the Company.

     "Subsidiary" of any specified Person means any corporation, partnership, limited liability company, joint venture, association or other business entity, whether now existing or hereafter organized or acquired,

      (1) in the case of a corporation, of which more than 50% of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or

      (2) in the case of a partnership, limited liability company, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise or if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

     "Temporary Cash Investments" means

      (1) Investments in marketable direct obligations issued or guaranteed by the United States of America, or of any governmental agency or political subdivision thereof, maturing within 365 days of the date of purchase;

      (2) Investments in certificates of deposit and time deposits issued by a lender under the senior credit facility or by a bank (or subsidiary of a bank holding company) organized under the laws of the United States of America or any state thereof or the District of Columbia, in each case having capital, surplus and undivided profits at the time of investment totaling more than $500,000,000 and rated at the time of investment at least A by S&P and A-2 by Moody's maturing within 365 days of purchase;

      (3) commercial paper issued by any Person organized under the laws of any state of the United States of America and rated at least "Prime-1" (or the then equivalent grade) by Moody's or at least "A- 1" (or the then equivalent grade) by S&P, in each case with a maturity of not more than 180 days from the date of acquisition thereof; or

      (4) Investments not exceeding 365 days in duration in money market funds that invest substantially all of such funds' assets in the Investments described in the preceding clauses (1), (2) and (3).

     "THL" means Thomas H. Lee Equity Fund IV, L.P.

     "THL Fees" means

      (1) management fees under the management agreement between the Company and THL and its Affiliates and successors and assigns that do not exceed $750,000 per year and the reimbursement of expenses pursuant thereto, provided that the amount of such management fees paid per year shall increase to $1,500,000 if at the time of such payment the Company could incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Additional Indebtedness" covenant and

      (2) one time fees to THL in connection with each acquisition of a company or a line of business by the Company or its Subsidiaries, such fees to be payable at the time of each such acquisition and not to exceed 1% of the aggregate consideration paid by the Company and its Subsidiaries for any such acquisition.

      "THL Group Member" means THL and any Affiliate thereof (including any equity fund advised by any such Affiliate) (other than any of their portfolio companies).

      "Unrestricted Subsidiary" of any Person means

      (1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and

      (2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that

      (1) such designation complies with the "Limitation on Restricted Payments" covenant and

      (2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

      The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if

      (1) immediately after giving effect to such designation and treating all Indebtedness of such Unrestricted Subsidiary as being incurred on such date, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Additional Indebtedness" covenant and

      (2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

      Any such designation by the Board of Directors shall be evidenced by the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. The Trustee shall be given prompt notice by the Company of each board resolution of the Company under this provision, together with a copy of each such resolution adopted.

      "Wholly-Owned Subsidiary" of a specified Person means any Subsidiary (or, if such specified Person is the Company, a Restricted Subsidiary), all of the outstanding voting securities (other than directors' qualifying shares) of which are owned, directly or indirectly, by such Person.


Book-Entry, Delivery and Form

      The notes were offered and sold to QIBs (as defined) in reliance on Rule 144A under the Securities Act ("Rule 144A Notes"). Notes also were offered and sold in reliance on Regulation S ("Regulation S Notes"). In addition, notes may have been subsequently transferred to institutional accredited investors within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Securities Act of Institutional Accredited Investors in transactions exempt from registration under the Securities Act not made in reliance on Rule 144A or Regulation S under the Securities Act ("Other Notes").

      Rule 144A Notes initially were represented by one or more notes in registered, global form without interest coupons (collectively, the "Rule 144A Global Note"). The Rule 144A Global Notes were deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Other Notes held by Institutional Accredited Investors were represented by one or more certificated notes bearing the restrictive legend described under Notice to Investors ("Accredited Investor Certificated Notes"). Regulation S Notes initially were represented by one or more notes in registered, global form without interest coupons (collectively, the "Regulation S Global Note," and, together with the Rule 144A Global Note, the "Global Notes"). The Regulation S Global Notes were deposited upon issuance with the Trustee as custodian for DTC, and registered in the name of a nominee of DTC, in each case for credit to the accounts of Euroclear System ("Euroclear") and Cedel Bank, S.A. ("CEDEL"). On or prior to the 40th day after the later of the commencement of the offering and the Issue Date (such period through and including such 40th day, the "Restricted Period"), beneficial interests in the Regulation S Note may be held only through Euroclear or CEDEL, as indirect participants in DTC, unless transferred to a person that takes delivery in the form of an interest in the corresponding Rule 144A Global Note in accordance with the certification requirements described below. Beneficial interests in the Rule 144A Global Note may not be exchanged for beneficial interests in the Regulation S Global Note at any time except in the limited circumstances described below. See "-- Exchanges between Regulation S Notes and Rule 144A Notes and Other Notes."

      Except as set forth below, the Global Notes may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-- Exchange of Book-Entry Notes for Certificated Notes."

      Rule 144A Notes (including beneficial interests in the Rule 144A Global
Note) and Other Notes are subject to certain restrictions on transfer and bear a restrictive legend as described under Notice to Investors. In addition, transfer of beneficial interests in the Global Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and CEDEL), which may change from time to time.

      The notes may be presented for registration of transfer and exchange at the offices of the Registrar.


Depository Procedures

      DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of the Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

      DTC has also advised us that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

      Investors in the Rule 144A Global Note may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and CEDEL) which are Participants in such system. Investors in the Regulation S Global Note must initially hold their interests therein through Euroclear or CEDEL, if they are accountholders in such systems, or indirectly through organizations which are accountholders in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Note through organizations other than Euroclear and CEDEL that are Participants in the DTC system. Euroclear and CEDEL will hold interests in the Regulation S Global Note on behalf of their participants through their respective depositories, which in turn will hold such interests in the Regulation S Global Note customers' securities accounts in their respective names on the books of DTC. The Chase Manhattan Bank, Brussels office, will initially act as depository for Euroclear, and Citibank, N.A., will initially act as depository for CEDEL. All interests in a Global Note, including those held through Euroclear or CEDEL, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or CEDEL may also be subject to the procedures and requirements of such system.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see "-- Exchange of Book-Entry Notes for Certificated Notes" and "-- Exchanges between Regulation S Notes and Rule 144A Notes and Other Notes."

      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

      Payments in respect of the principal of (and premium, if any) and interest on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of our company, the Initial Purchasers, the Trustee or any of our agents or agents of the Initial Purchasers or the Trustee has or will have any responsibility or liability for (i) any aspect or accuracy of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership or (ii) any other matter relating to the actions and practices of DTC or any of the Participants or the Indirect Participants.

      DTC has advised us that our current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or our company. Neither our company nor the Trustee will be liable for any delay by DTC or any of the Participants in identifying the beneficial owners of the notes, and our company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Global Notes for all purposes.

      Except for trades involving only Euroclear and CEDEL participants, interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and the Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures and will be settled in same-day funds. Transfers between accountholders in Euroclear and CEDEL will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the accountholders in DTC, on the one hand, and directly or indirectly through Euroclear or CEDEL accountholders, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or CEDEL, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or CEDEL, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or CEDEL, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and CEDEL accountholders may not deliver instructions directly to the depositories for Euroclear or CEDEL.

      Because of time zone differences, the securities account of a Euroclear or CEDEL accountholder purchasing an interest in a Global Note from an accountholder in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or CEDEL participant, during the securities settlement processing day (which must be a business day for Euroclear or CEDEL) immediately following the settlement date of DTC. Cash received in Euroclear or CEDEL as a result of sales of interests in a Global Note by or through a Euroclear or CEDEL accountholder to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or CEDEL cash account only as of the business day for Euroclear or CEDEL following DTC's settlement date.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if any of the events described under -- Exchange of Book Entry Notes for Certificated Notes occurs, DTC reserves the right to exchange the Global Notes for (in the case of the Rule 144A Global Note) legended notes in certificated form and to distribute such notes to its Participants.

      The information in this section concerning DTC, Euroclear and CEDEL and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

      Although DTC, Euroclear and CEDEL have agreed to the foregoing procedures to facilitate transfers of interests in the Regulation S Global Note and in the Rule 144A Global Note among accountholders in DTC and accountholders of Euroclear and CEDEL, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of our company, the Initial Purchasers or the Trustee or any agent of our company, the Initial Purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or CEDEL or their respective participants, indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.


Exchange of Book-Entry Notes for Certificated Notes

      Notes transferred to Institutional Accredited Investors who are not QIBs will be issued in registered certificated form. In addition, a Global Note is exchangeable for definitive notes in registered certificated form if (i) DTC (x) notifies us that it is unwilling or unable to continue as depository for the Global Note and we thereupon fail to appoint a successor depository or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) we, at our option, notify the Trustee in writing that they elect to cause the issuance of the notes in certificated form or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear, in the case of the Restricted Global Note, the restrictive legend described in Notice to Investors and, in the case of the Regulation S Global Note, a legend substantially in the form of the first sentence of the legend in bold type on the cover of this Offering Memorandum, in each case, unless we determine otherwise in compliance with applicable law.

                                 EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We originally sold our old notes on March 19, 1999 to CIBC Oppenheimer and NationsBanc Montgomery Securities LLC (the "Initial Purchasers") pursuant to a Securities Purchase Agreement dated March 19, 1999. The Initial Purchasers subsequently resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. As a condition of the purchase agreement, we entered into an Exchange Offer Registration Rights Agreement (the "Exchange Offer Registration Rights Agreement") with the Initial Purchasers pursuant to which we agreed, for the benefit of the holders of the old notes, at our cost, to:

      o use our reasonable best efforts to file an exchange offer registration statement (the "Exchange Offer Registration Statement") within 45 days after the date of the original issuance of the old notes with the SEC with respect to the exchange offer for the new notes; and

      o use our reasonable best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 165 days after the date of the original issuance of the old notes.

      Upon the Exchange Offer Registration Statement being declared effective, we will offer the new notes in exchange for surrender of the old notes. We will keep the exchange offer open for not less than 30 days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the old notes. For each old note surrendered to us pursuant to the exchange offer, the holder of such old note will receive a new note having a principal amount equal to that of the surrendered old note.

      Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, we believe that the new notes will in general be freely tradeable after the exchange offer without further registration under the Securities Act. However, any purchaser of old notes who is an "affiliate" of the Issuers or who intends to participate in the exchange offer for the purpose of distributing the new notes:

      o will not be able to rely on the interpretation of the staff of the SEC;

      o   will not be able to tender its old notes in the exchange offer; and

      o must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the old notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

      As contemplated by these no-action letters and the Exchange Offer Registration Rights Agreement, each holder accepting the exchange offer is required to represent to us in the Letter of Transmittal that:

      o the new notes are to be acquired by the holder or the person receiving such new notes, whether or not such person is the holder, in the ordinary course of business;

      o the holder or any such other person, other than a broker-dealer referred to in the next sentence, is not engaging and does not intend to engage, in distribution of the new notes;

      o the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the new notes;

      o neither the holder nor any such other person is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act; and

      o the holder or any such other person acknowledges that if such holder or any other person participates in the exchange offer for the purpose of distributing the new notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes and cannot rely on those no-action letters.

As indicated above, each broker-dealer (a "Participating Broker-Dealer") that receives new notes for its own account in exchange for old notes must acknowledge that it:

      o acquired the new notes for its own account as a result of market-making activities or other trading activities;

      o has not entered into any arrangement or understanding with us or any "affiliate" (within the meaning of Rule 405 under the Securities Act) to distribute the new notes to be received in the exchange offer; and

      o will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such new notes.

For a description of the procedures for resales by Participating Broker-Dealers, see "Plan of Distribution."

      In the event that changes in the law or the applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer, or if for any other reason the exchange offer is not consummated within 195 days of the date of the original issuance of the old notes, we will:

      o file a shelf registration statement covering the resale of the old notes;

      o use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

      o use our reasonable best efforts to keep effective the shelf registration statement for two years after its effective date.

We will, in the event of the filing of the shelf registration statement, provide to each applicable holder of the old notes copies of the prospectus, which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective, and take certain other actions as are required to permit unrestricted resale of the old notes. A holder of the old notes that sells such old notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and will be bound by the provisions of the Exchange Offer Registration Rights Agreement which are applicable to such a holder, including certain indemnification obligations. In addition, each holder of the old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the Exchange Offer Registration Rights Agreement in order to have their old notes included in the shelf registration statement and to benefit from the provisions set forth in the following paragraph.

      The Exchange Offer Registration Rights Agreement provides that:

      o we will use our reasonable best efforts to file an Exchange Offer Registration Statement with the SEC on or prior to 45 days after the date of the original issue of the old notes;

      o we will use our reasonable best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 165 days after the date of the original issue of the old notes;

      o unless the exchange offer would not be permitted by applicable law or SEC policy, we will commence the exchange offer and use our reasonable best efforts to issue on or prior to 45 days after the exchange offer effectiveness date, new notes in exchange for all old notes tendered prior thereto in the exchange offer; and

      o if obligated to file the shelf registration statement, we will use our reasonable best efforts to file the shelf registration statement with the SEC in a timely fashion.

      If:

          (a) we fail to file any of the registration statements required by the Exchange Offer Registration Rights Agreement on or before the date specified for such filing;

          (b) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

          (c) we fail to consummate the exchange offer within 165 days of the date of the original issuance of the old notes; or

          (d) the shelf registration statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as such term is defined in the Exchange Offer Registration Rights Agreement) during the period specified in the Exchange Offer Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "registration default"), the sole remedy available to holders of the old notes will be the immediate assessment of additional interest as follows: the per annum interest rate on the old notes will increase by .25% for each 90-day period during which the registration default continues, up to a maximum additional interest rate of 2% per annum in excess of 9-7/8% per annum.

      All additional interest will be payable to holders of the old notes in cash on each April 1 and October 1, commencing with the first such date occurring after any such additional interest commences to accrue, until such registration default is cured. After the date on which such registration default is cured, the interest rate on the old notes will revert to 9-7/8% per annum. Holders of old notes have no right to receive such additional interest, if any.

      Holders of old notes will be required to make certain representations to us in order to participate in the exchange offer and holders of old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the Exchange Offer Registration Rights Agreement in order to have their old notes included in the shelf registration statement and benefit from the provisions regarding additional interest set forth above. Such required representations and information is described in the Exchange Offer Registration Rights Agreement.

      The summary herein of certain provisions of the Exchange Offer Registration Rights Agreement is subject to, and is qualified in its entirety by, all the provisions of the Exchange Offer Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this prospectus is a part.

      Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender their old notes will not have any further registration rights and such old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such old notes could be adversely affected.


Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the Letter of Transmittal, we will accept any and all old notes validly
tendered and not withdrawn prior to 5:00 p.m., New York City time, on          ,
1999. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000.

      The form and terms of the new notes are substantially the same as the form and terms of the old notes except that:

          o the new notes bear a new designation and a different CUSIP number from the old notes;

          o the new notes have been registered under the federal securities laws and hence will not bear legends restricting the transfer thereof as the old notes do; and

          o the holders of the new notes will generally not be entitled to certain rights under the Exchange Offer Registration Rights Agreement, which rights generally will be satisfied when the exchange offer is consummated. The new notes will evidence the same debt as the tendered old notes and will be entitled to the benefits of the indenture under which the old notes were issued. As of the date of this prospectus, $150,000,000 aggregate principal amount of old notes were outstanding.

      Holders of old notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware, the Delaware Limited Liability Company Act or the indentures relating to such notes in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

      We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof, such notice if given orally, to be confirmed in writing, to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from our company.

      If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

      Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."


Expiration Date; Extensions; Amendments

      The expiration date is 5:00 p.m., New York City time, on                 ,
1999, unless we extend the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

      In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice, such notice if given orally, to be confirmed in writing, and will issue a press release or other public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      We reserve the right:

          o to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "conditions" shall not have been satisfied, by giving oral or written notice, such notice if given orally, to be confirmed in writing, of such delay, extension or termination to the exchange agent, or

          o   to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.


Interest on the New Notes

      The new notes will bear interest from their date of issuance. Holders of old notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the new notes. Such interest will be paid with the first interest payment on the new notes on October 1, 1999 to persons who are registered holders of the new notes on September 1, 1999. Interest on the old notes accepted for exchange will cease to accrue upon issuance of the new notes.

      Interest on the new notes is payable semi-annually on each April 1 and October 1, commencing on October 1, 1999.


Procedures for Tendering

      Only a registered holder of old notes may tender such notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the old notes and any other required documents, or cause The Depository Trust Company to transmit an agent's message in connection with a book-entry transfer, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the old notes, the Letter of Transmittal or agent's message and other required documents must be completed and received by the exchange agent at the address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

      The term "agent's message" means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the old notes that such participant has received and agrees:

          o   to participate in the Automated Tender Option Program ("ATOP");

          o   to be bound by the terms of the Letter of Transmittal; and

          o   that we may enforce such agreement against such participant.

      By executing the Letter of Transmittal or agent's message, each holder will make to us the representations set forth above in the fourth paragraph under the heading "--Purpose and Effect of the Exchange Offer."

      The tender by a holder and the acceptance thereof by us will constitute agreement between such holder and the company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal or agent's message.

      The method of delivery of old notes and the Letter of Transmittal or agent's message and all other required documents to the exchange agent is at the election and sole risk of the holder. As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No Letter of Transmittal or old notes should be sent to the company. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for such holders.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

      Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution (as defined below) unless the notes tendered pursuant thereto are tendered by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal, or for the account of an eligible institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "eligible institution").

      If the Letter of Transmittal is signed by a person other than the registered holder of any old notes listed therein, such notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such notes with the signature thereon guaranteed by an eligible institution.

      If the Letter of Transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence to our satisfaction of their authority to so act must be submitted with the Letter of Transmittal.

      We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at the book-entry transfer facility, The Depository Trust Company (the "book-entry transfer facility"), for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing such book-entry transfer facility to transfer such old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, unless an agent's message is transmitted to and received by the exchange agent in compliance with ATOP on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures, the tender of such notes will not be valid. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

      All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered old notes and withdrawal of tendered old notes will be determined by us, in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. We may not waive any condition to the exchange offer unless such condition is legally waiveable. In the event such a waiver by us gives rise to the legal requirement to do so, we will hold the exchange offer open for at least five business days thereafter. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the Letter of Transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as the we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither the issuers, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tender of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the expiration date.


Guaranteed Delivery Procedures

      Holders who wish to tender their old notes and whose old notes are not immediately available, who cannot deliver their old notes, the Letter of Transmittal or any other required documents to the exchange agent, or who cannot complete the procedures for book-entry transfer, prior to the expiration date, may effect a tender if:

          (a) the tender is made through an eligible institution;

          (b) prior to the expiration date, the exchange agent receives by facsimile transmission, mail or hand delivery from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the Letter of Transmittal, or facsimile thereof, or, in the case of a book-entry transfer, an agent's message, together with the certificate(s) representing the old notes, or a confirmation of book-entry transfer of such notes into the exchange agent's account at the Book- Entry Transfer Facility, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent; and

          (c) the certificate(s) representing all tendered old notes in proper form for transfer, or a confirmation of a book-entry transfer of such old notes into the exchange agent's account at the book entry transfer facility, together with a Letter of Transmittal, of facsimile thereof, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an agent's message, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date of the exchange offer.


Withdrawal of Tenders

      Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

      To withdraw a tender of old notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. Any such notice of withdrawal must:

          o specify the name of the person having deposited notes to be withdrawn (the "Depositor");

          o identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of old notes transferred by book-entry transfer, the name and number of the account at the book entry transfer facility to be credited;

          o be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such notes into the name of the person withdrawing the tender; and

          o specify the name in which any such old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us and shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.


Conditions

      Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or new notes for, any old notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such old notes, if:

          o any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer, or any material adverse development has occurred in any existing action or proceeding with respect to our company or any of our subsidiaries; or

          o any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer; or

          o any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby.

      If we determine, in our sole discretion, that any of the conditions are not satisfied, we may:

          o refuse to accept any old notes and return all tendered old notes to the tendering holders;

          o extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such old notes as described in "--Withdrawal of Tenders" above;

          o waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn.


Exchange Agent

      State Street Bank and Trust Company has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By Mail:                                       Overnight Courier:
State Street Bank and Trust Company            State Street Bank and Trust Company
Corporate Trust Department                     Corporate Trust Department
P.O. Box 778                                   Two International Place
Boston, Massachusetts 02110                    Boston, Massachusetts 02110
Attention: Kellie Mullen                       Attention: Kellie Mullen

By Hand in New York (as Drop Agent):           By Hand in Boston:
State Street Bank and Trust Company, N.A.      State Street Bank and Trust Company
61 Broadway                                    Two International Place
Concourse Level, Corporate Trust Window        Fourth Floor, Corporate Trust Department
New York, New York 10006                       Boston, Massachusetts 02110
                                               Attention: Kellie Mullen

Facsimile Transmission:                        Confirm by Telephone:
(For Eligible Institutions Only)               (617) 664-5587
(617) 664-5314

      Delivery to an address other than set forth above will not constitute a valid delivery.

Fees and Expenses

      The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of our company and our affiliates.

      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

      We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

      The new notes will be recorded at the same carrying value as the old notes, which is face value, as reflected in our company's accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the new notes.

Consequences of Failure to Exchange

      The old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities. Accordingly, such old notes may be resold only:

          o   to our company, upon redemption thereof or otherwise;

          o so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to our company;

          o outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

          o pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

Resale of the New Notes

      With respect to resales of new notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives new notes, whether or not such person is the holder, other than a person that is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act, in exchange for old notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes, will be allowed to resell the new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires new notes in the exchange offer for the purpose of distributing or participating in a distribution of the new notes, such holder cannot rely on the position of the staff of the SEC enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

      As contemplated by these no-action letters and the Exchange Offer Registration Rights Agreement, each holder accepting the exchange offer is required to represent to our company in the Letter of Transmittal that:

          o the new notes are to be acquired by the holder or the person receiving such new notes, whether or not such person is the holder, in the ordinary course of business;

          o the holder or any such other person, other than a broker-dealer referred to in the next sentence, is not engaging and does not intend to engage, in the distribution of the new notes;

          o the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the new notes;

          o neither the holder nor any such other person is an "affiliate" of our company within the meaning of Rule 405 under the Securities Act; and

          o the holder or any such other person acknowledges that if such holder or other person participates in the exchange offer for the purpose of distributing the new notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes and cannot rely on those no-action letters.

As indicated above, each Participating Broker-Dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution."

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal income tax aspects of the exchange of old notes for new notes pursuant to the exchange offer and the ownership and disposition of the new notes. This discussion is for general information and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the notes by a prospective investor in light of your personal circumstances. This discussion also does not address the U.S. federal income tax consequences of ownership of notes not held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, financial institutions, insurance companies, persons that hold the notes as part of a "straddle," a "hedge" or a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion does not describe any tax consequences arising under U.S. federal gift and estate taxes or out of the tax laws of any state, local or foreign jurisdiction.

      This discussion is based upon the Code, existing, temporary and proposed Treasury regulations issued by the Internal Revenue Service (the "IRS"), and current administrative rulings and court decisions as of the date of this Registration Statement. All of the foregoing is subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

      Persons considering investing in the notes should consult their own tax advisors concerning the application of federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations.


                                  U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a new note that is:

          o a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States;

          o a corporation organized under the laws of the United States or any U.S. political subdivision (or one treated as a citizen or resident under the Code);

          o an estate, the income of which is subject to U.S. federal income tax regardless of the source; or

          o a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions (a "U.S. Holder").

      Certain U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.


New Notes

      The exchange of old notes for new notes pursuant to the exchange offer will not be treated as an "exchange" for federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. Rather, the new notes received by a Holder will be treated as a continuation of the old notes in the hands of such Holder. As a result, there will be no federal income tax consequences to Holders exchanging old notes for new notes pursuant to the exchange offer.

Stated Interest

      Stated interest on a new note should be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.


Market Discount

      If a new note is acquired at a "market discount," some or all of any gain realized upon a sale or other disposition or payment at maturity or some or all of a partial principal payment of such new note may be treated as ordinary income, as described below. For this purpose, "market discount" is the excess, if any, of the stated redemption price at maturity of a new note over its purchase price, subject to a statutory de minimis exception. Unless a U.S. Holder has elected to include market discount in income as it accrues, any gain realized on a subsequent disposition of a new note, other than in connection with certain nonrecognition transactions, or payment at maturity, or some or all of any partial principal payment with respect to the new note, will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such U.S. Holder held the new note.

      The amount of market discount treated as having accrued will be determined either:

          o on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the new note was held by the U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the new note up to and including the date of its maturity; or

          o   if the U.S. Holder so elects, on a constant interest rate method.

      A U.S. Holder may make that election with respect to any new note but, once made, such election is irrevocable.

      In lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition, a U.S. Holder of a new note acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest method. Once made, the election to include market discount in income currently applies to all new notes and other obligations held by the U.S. Holder that are purchased at a market discount during the taxable year for which the election is made, and all subsequent taxable years of the U.S. Holder, unless the Internal Revenue Service (the "IRS") consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the new note in the hands of the U.S. Holder will be increased by the market discount thereon as it is included in income. In addition, the U.S. Holder may be required to defer, until the maturity of the old note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred (or continued) in order to purchase or carry such old note.

      Unless a U.S. Holder who acquires a new note at a market discount elects to include market discount in income currently, such U.S. Holder may be required to defer deductions for any interest paid on indebtedness allocable to such new notes in an amount not exceeding the deferred income until such income is realized.

      In addition, in President Clinton's Fiscal Year 2000 Budget which was submitted to Congress on February 1, 1999, a proposal was submitted which would require holders that use an accrual method of accounting to include market discount in income (as ordinary interest income) as it accrues. Under this proposal, the holder's yield for purposes of determining and accruing market discount would be limited to the greater of (1) the original yield-to-maturity of the debt instrument plus 5 percentage points, or (2) the applicable federal rate at the time the holder acquired the debt instrument plus 5 percentage points. As currently proposed, this proposal would be effective for debt instruments acquired on or after the date of enactment. As of the date of this Registration Statement, whether this proposal will be enacted is uncertain.

Bond Premium

      If a U.S. Holder purchases a note and immediately after the purchase the adjusted basis of the note exceeds the sum of all amounts payable on the instrument after the purchase date, other than qualified stated interest, the note has "bond premium." The old notes were issued for an amount in excess of their principal amount, and thus have "bond premium." A U.S. Holder may elect to amortize such bond premium over the remaining term of such note or if it results in a smaller amount of amortizable bond premium, until an earlier call date.

      If bond premium is amortized, the amount of interest that must be included in the U.S. Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the note's yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the new note.

      An election to amortize premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. Holder's gross income, held at the beginning of the U.S. Holder's first taxable year to which the election applies or that are thereafter acquired and may be revoked only with the consent of the IRS.


Sale, Exchange or Redemption of the new notes

      Upon the disposition of a new note by sale, exchange or redemption, a U.S. Holder will generally recognize gain or loss equal to the difference between the amount realized on the disposition, other than amounts attributable to accrued interest not yet taken into income which will be taxed as ordinary income, and the U.S. Holder's tax basis in the new note. A U.S. Holder's tax basis in a new note generally will equal the cost of the new note to the U.S. Holder increased by amounts includible in income as market discount, if the U.S. Holder elects to include market discount on a current basis, and reduced by any bond premium amortized by any U.S. Holder.

      Assuming the new note is held as a capital asset, such gain or loss, except to the extent that the market discount rules otherwise provide, will generally constitute capital gain or loss and will be long-term capital gain, which is taxed, in the case of non-corporate taxpayers, at a maximum rate of 20%, or loss if the U.S. Holder has held such new note for longer than 12 months.


Backup Withholding and Information Reporting

      Under the Code, a U.S. Holder of a new note may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to cash payments in respect of interest on, or the gross proceeds from disposition of, a new note. This withholding applies only if a U.S. Holder:

          o fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor;

          o   furnishes an incorrect TIN;

          o   fails to report interest or dividends properly; or

          o fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding.

      Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit, and may entitle such holder to a refund, against such Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. Holders of new notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption.


                                Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a new note that is not a U.S. Holder (a "Non-U.S. Holder").

      This discussion does not address all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of the new notes by any particular Non-U.S. Holder in light of such Holder's personal circumstances, including holding the new notes through a partnership. For example, persons who are partners in foreign partnerships or beneficiaries of foreign trusts or estates and who are subject to U.S. federal income tax because of their own status, such as U.S. residence or foreign persons engaged in a trade or business in the United States, may be subject to U.S. federal income tax even though the entity is not subject to income tax on disposition of its new note.

      For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of the new note will be considered "U.S. trade or business income" if such income or gain is effectively connected with the conduct of a U.S. trade or business, or in the case of an applicable income tax treaty between the United States and the country of which the Holder is a qualified resident, attributable to a U.S. permanent establishment (or to a fixed base) in the United States.


Stated Interest

      Generally, any interest paid to a Non-U.S. Holder of a new note that is not U.S. trade or business income will not be subject to U.S. federal income tax if the interest qualifies as "portfolio interest." Interest on the new notes will qualify as portfolio interest if:

          o the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of United Industries corporation, and is not a "controlled foreign corporation" with respect to which either of the issuers is a "related person" within the meaning of Section 881(c)(3)(C) of the Code; and

          o the beneficial owner, under penalties of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner's name and address and such beneficial owner files the requisite withholding form.

      The gross amount of payments to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. federal income tax rates rather than the 30% gross rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224, or such successor forms as the IRS designates, as applicable, prior to payment of interest. These forms must be periodically updated. Under regulations effective beginning after December 31, 1999, the Forms 1001 and 4224 will be replaced by Form W-8, and a Non-U.S. Holder who is claiming the benefits of a tax treaty may be required to obtain a U.S. TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.


Sale, Exchange or Redemption of Notes

      Subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a new note generally will not be subject to U.S. federal income tax unless such gain is U.S. trade or business income, or, subject to certain exceptions, the Non-U.S. Holder is an individual who holds the new note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding

      The issuers must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to U.S. withholding tax or that is exempt from withholding pursuant to a tax treaty or the portfolio interest exception. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

      Backup withholding and information reporting will not apply to payments of principal on the new notes by the issuers to a Non-U.S. Holder, if the Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that neither the issuers nor their paying agent has actual knowledge that the Holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied.

      The payment of the proceeds from the disposition of notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a new note to or through a non-U.S. office of a U.S. broker that is not a "U.S. related person" will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is a "controlled foreign corporation" for U.S. federal income tax purposes or a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business.

      In the case of the payment of proceeds from the disposition of new notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the regulations require information reporting on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. Holder.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

                              PLAN OF DISTRIBUTION

      Each Participating Broker-Dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with the resale of new notes received in exchange for new notes where such new notes were acquired as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale.

      We will not receive any proceeds from any sales of the new notes by Participating Broker Dealers. new notes received by Participating Broker-Dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such new notes. Any Participating Broker-Dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any Participating Broker-Dealer that requests such documents in the Letter of Transmittal.


                                  LEGAL MATTERS

      Certain legal matters in connection with the offering and the sale of the notes will be passed upon for us by Kirkland & Ellis, Chicago, Illinois.


                              INDEPENDENT AUDITORS

      Our financial statements as of December 31, 1998, and for the year ended December 31, 1998, included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent public accountants, as stated in their report appearing herein. Our financial statements as of December 31, 1996 and 1997, and for each of the years ended December 31, 1996 and 1997, included in this prospectus have been audited by Rubin, Brown, Gornstein & Co., LLP, independent public accountants, as stated in their report appearing herein.


                              AVAILABLE INFORMATION

      We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934. We have agreed that, whether or not we are required to do so by the rules and regulations of the Securities Exchange Commission, for so long as any of the notes remain outstanding, we will furnish to the holders of the notes and file with the Securities Exchange Commission, unless the Securities Exchange Commission will not accept such a filing: (a) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a Management's Discussion and Analysis of Financial Condition and Results of Operations and, with respect to the annual information only, a report thereon by our certified independent accountants and (b) all reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

                           FORWARD-LOOKING STATEMENTS

           We make forward-looking statements throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact, such as when we describe what we believe, expect or anticipate will occur, and other similar statements, you must remember that our expectations may not be correct, even though we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described, or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

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                                     -110-

                          UNITED INDUSTRIES CORPORATION
                          INDEX TO FINANCIAL STATEMENTS


                                                                                    Page
                                                                                    ----

Report of Independent Accountants--PricewaterhouseCoopers LLP...................... F-2

Report of Independent Auditors--Rubin, Brown, Gornstein & Co. LLP.................. F-3

Balance Sheets..................................................................... F-4

Statements of Income............................................................... F-5

Statements of Stockholders' Equity................................................. F-6

Statements of Cash Flows........................................................... F-7

Notes to Financial Statements...................................................... F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors
United Industries Corporation
St. Louis, Missouri

      In our opinion, the accompanying balance sheet of United Industries Corporation and the related statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of United Industries Corporation at December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the United's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of United Industries Corporation for the year ended December 31, 1997 and December 31, 1996 were audited by other independent accountants whose report dated February 25, 1998 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

St.  Louis, Missouri
February 24, 1999

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
United Industries Corporation
St. Louis, Missouri

      We have audited the accompanying balance sheet of United Industries Corporation, an S Corporation, as of December 31, 1997 and 1996 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of United's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Industries Corporation as of December 31, 1997 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Rubin, Brown, Gornstein & Co. LLP
February 25, 1998

                          UNITED INDUSTRIES CORPORATION
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1998
                             (Dollars in thousands)

                                                                                                      December 31,
                                                                                                 ---------------------
                                                                                                  1997          1998
                                                                                                 -------       -------
ASSETS
Current assets:
           Cash and cash equivalents .....................................................       $   316       $    --
           Accounts receivable (less allowance for doubtful accounts of $60 at
                     December 31, 1997 and 1998) .........................................        17,526        17,650
           Inventories ...................................................................        41,637        41,444
           Prepaid expenses...............................................................         1,696         2,172
                                                                                                 -------       -------
                     Total current assets ................................................        61,175        61,266
Equipment and leasehold improvements, net ................................................        20,022        20,156
Amounts due from affiliated company ......................................................         3,428            --
Other assets .............................................................................         7,018         6,948
Investment in discontinued operations.....................................................         5,798         5,791
                                                                                                 -------       -------
                     Total assets.........................................................       $97,441       $94,161
                                                                                                 =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
           Current maturities of long-term debt ..........................................       $ 1,050       $   929
           Accounts payable ..............................................................        22,090        18,519
           Accrued expenses ..............................................................         6,723        12,705
                                                                                                 -------       -------
                     Total current liabilities ...........................................        29,863        32,153
Long-term debt ...........................................................................         2,947         3,716
Other liabilities ........................................................................           182            35
                                                                                                 -------       -------
                     Total liabilities ...................................................        32,992        35,904
Stockholders' equity:
           Common stock ..................................................................             2             2
           Additional paid-in capital ....................................................           972           972
           Retained earnings .............................................................        70,798        70,193
           Treasury stock ................................................................        (7,323)      (12,910)
                                                                                                 -------       -------
                     Total stockholders' equity ..........................................        64,449        58,257
                                                                                                 -------       -------
                     Total liabilities and stockholders' equity ..........................       $97,441       $94,161
                                                                                                 =======       =======


   The accompanying notes are an integral part of these financial statements.

                          UNITED INDUSTRIES CORPORATION
                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                             (Dollars in thousands)



                                                                                       For the years ended December 31,
                                                                                   -----------------------------------------
                                                                                      1996           1997            1998
                                                                                   ----------     ----------      ----------
Net sales.......................................................................   $  199,495     $  242,601      $  282,676
Operating costs and expenses:
           Cost of goods sold...................................................      106,640        128,049         140,445
           Advertising and promotion expenses...................................       22,804         25,547          31,719
           Selling, general and administrative expenses.........................       46,276         52,092          61,066
           Non-recurring litigation charges.....................................           --             --           2,321
                                                                                   ----------     ----------      ----------
                     Total operating costs and expenses.........................      175,720        205,688         235,551
                                                                                   ----------     ----------      ----------
Operating income................................................................       23,775         36,913          47,125
Interest expense................................................................        1,502          1,267           1,106
                                                                                   ----------     ----------      ----------
Income before provision for income taxes and discontinued
           operations...........................................................       22,273         35,646          46,019
Income tax expense..............................................................          447            726             992
                                                                                   ----------     ----------      ----------
Income from continuing operations...............................................       21,826         34,920          45,027
Income from discontinued operations, net of tax.................................        2,325          1,923           1,714
                                                                                   ----------     ----------      ----------
Net income......................................................................   $   24,151     $  36,843       $   46,741
                                                                                   ==========     ==========      ==========



   The accompanying notes are an integral part of these financial statements.

                          UNITED INDUSTRIES CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                             (Dollars in thousands)

                                Accumulated                          Class B Non-Voting
                                   Other         Common Stock          Common Stock
                                 Comprehen-   -------------------    -----------------   Additional
                                   sive                                                    Paid-In     Retained
                                   Income      Shares      Amount     Shares   Amount      Capital     Earnings
                                -----------   --------    --------   --------  -------   ----------   ---------

Balance-January 1, 1996 ......        $--       1,000        $1       1,000       $1         $913      $45,817
Net income ...................                                                                          24,151
Other comprehensive income ...
Distributors paid ............                                                                         (17,005)
Treasury stock reissued ......                                                                 59
Treasury stock purchased .....
                                ---------     -------     -----      ------    -----     --------     --------
Balance-December 31, 1996 ....         --       1,000         1       1,000        1          972       52,963
                                ---------     -------     -----      ------    -----     --------     --------
Balance-January 1, 1997 ......         --       1,000         1       1,000        1          972       52,963

Net income ...................                                                                          36,843
Other comprehensive income ...
Distributions paid ...........                                                                         (19,008)
Treasury stock cost adjustment
                                ---------     -------     -----      ------    -----     --------     --------
Balance-December 31, 1997 ....         --       1,000         1       1,000        1          972       70,798
                                ---------     -------     -----      ------    -----     --------     --------
Balance-January 1, 1998 ......         --       1,000         1       1,000        1          972       70,798
Net income ...................                                                                          46,741
Other comprehensive income ...
Distributions paid ...........                                                                         (47,346)
Treasury stock purchased .....
Treasury stock cost adjustment
                                ---------     -------     -----      ------    -----     --------     --------
Balance-December 31, 1998 ....        $--       1,000        $1       1,000       $1         $972      $70,193
                                =========     =======     =====      ======    =====     ========     ========


                                                          Notes
                                     Treasury Stock     Receivable-    Total
                                   -------------------    Treasury     Stock-
                                                           Stock      holders'
                                    Shares     Amount     Reissued     Equity
                                   --------   --------  -----------  ----------

Balance-January 1, 1996 ......       (135)      (169)      (699)       45,864
Net income ...................                                         24,151
Other comprehensive income ...
Distributors paid ............                                        (17,005)
Treasury stock reissued ......         43         53       (112)
Treasury stock purchased .....       (308)    (6,993)       811        (6,182)
                                   ------     ------    -------      --------
Balance-December 31, 1996 ....       (400)    (7,109)        --        46,828
                                   ------     ------    -------      --------
Balance-January 1, 1997 ......       (400)    (7,109)        --        46,828
Net income ...................                                         36,843
Other comprehensive income ...
Distributions paid ...........                                        (19,008)
Treasury stock cost adjustment                  (214)                    (214)
                                   ------   --------    -------      --------
Balance-December 31, 1997 ....       (400)    (7,323)        --        64,449
                                   ------   --------    -------      --------
Balance-January 1, 1998 ......       (400)    (7,323)        --        64,449
Net income ...................                                         46,741
Other comprehensive income ...
Distributions paid ...........                                        (47,346)
Treasury stock purchased .....       (120)    (5,818)                  (5,818)
Treasury stock cost adjustment                   231                      231
                                   ------   --------    -------      --------
Balance-December 31, 1998 ....      $(520)  $(12,910)       $--       $58,257
                                   ======   ========    =======      ========

                          UNITED INDUSTRIES CORPORATION
                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                             (Dollars in thousands)

                                                                                                       For the years ended
                                                                                                           December 31,
                                                                                                 --------------------------------
                                                                                                  1996         1997        1998
                                                                                                 -------      -------     -------
Cash flows from operating activities:
 Net income.................................................................................     $24,151      $36,843     $46,741
 Adjustments to reconcile net income to net cash provided by operating activities:
  Income from discontinued operations.......................................................      (2,325)      (1,923)     (1,714)
  Depreciation and amortization.............................................................       3,561        3,597       3,838
  Loss on sale or disposal of equipment.....................................................       1,411           97          31
  Changes in assets and liabilities:
    (Increase) in accounts receivable.......................................................      (2,560)      (5,410)       (124)
    Decrease (increase) in inventories......................................................       2,121       (6,608)        193
    Decrease (increase) in prepaid expenses.................................................         352           92        (476)
    Increase in accounts payable and accrued expenses.......................................         967        8,565       2,411
   Other, net...............................................................................          63         (117)       (137)
                                                                                                 -------      -------     -------
Cash flow from continuing operations........................................................      27,741       35,136      50,763
Cash flow from discontinued operations......................................................       3,155        1,896       1,858
                                                                                                 -------      -------     -------
      Net cash provided by operating activities.............................................      30,896       37,032      52,621
Cash flows from investing activities:
  Payments for acquisition of equipment and leasehold improvements, net.....................      (6,384)      (5,138)     (3,628)
                                                                                                 -------      -------     -------
Cash used by investing activities--continuing operations.....................................     (6,384)      (5,138)     (3,628)
Cash used by investing activities--discontinued operations...................................       (279)        (422)       (221)
                                                                                                 -------      -------     -------
      Net cash used in investing activities.................................................      (6,663)      (5,560)     (3,849)
Cash flows from financing activities:
  Decrease in line of credit, net...........................................................      (2,050)      (9,250)         --
  Payments on long-term debt................................................................      (4,900)        (927)     (3,997)
  Purchase of treasury stock................................................................      (1,437)          --      (1,173)
  Net advances from (to) affiliated company.................................................       1,747       (3,144)      3,428
  Distributions paid........................................................................     (17,005)     (19,008)    (47,346)
                                                                                                 -------      -------     -------
      Net cash used in financing activities.................................................     (23,645)     (32,329)    (49,088)
Net increase (decrease) in cash and cash equivalents........................................         588         (857)       (316)
Cash and cash equivalents--beginning of year................................................         585        1,173         316
                                                                                                 -------      -------     -------
Cash and cash equivalents--end of year.......................................................    $ 1,173      $   316     $    --
                                                                                                 =======      =======     =======

Supplemental disclosure of cash flow information:
  Interest paid.............................................................................     $ 1,401      $ 1,308     $ 1,584
  Income taxes paid.........................................................................     $   465      $   612     $   567
  Noncash financing activity:
   Treasury stock purchased for stockholder notes...........................................     $ 4,745      $    --     $ 4,645
   Revaluation of treasury stock............................................................     $    --      $   214     $  (231)
   Forgiveness of shareholder note..........................................................     $   811      $    --     $    --

   The accompanying notes are an integral part of these financial statements.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

1.    Summary of significant accounting policies

      Estimates and assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.


      Cash and cash equivalents

      United considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


      Inventories

      Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out method. Cost includes raw materials, direct labor and overhead.


      Equipment and leasehold improvements

      Expenditures for equipment and leasehold improvements and those which substantially increase the useful lives of equipment are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the dispositions are reflected in earnings. Depreciation is provided on the straight-line basis by charges to costs or expenses at rates based on the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from three to twelve years. Office furniture and equipment are depreciated over periods ranging from five to ten years. Automobiles and trucks are depreciated over periods ranging from three to seven years. Leasehold improvements are amortized over periods ranging from five to thirty-nine years. Subsequent to acquisition, United continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of equipment and leasehold improvements may warrant revision or that the remaining balance of equipment and leasehold improvements may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of equipment and leasehold improvements from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed as of December 31, 1997 and 1998.


      Goodwill

      Goodwill is included in other assets and represents the excess of cost over the net tangible assets of acquired businesses. Goodwill is amortized over 40 years. Subsequent to acquisition, United continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of intangible assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed as of December 31, 1997 and 1998.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

      Advertising and promotion expenses

      The Company advertises and promotes its products through national and regional media. Products are also advertised and promoted through cooperative programs with retailers. The Company expenses advertising and promotion costs as incurred, although costs incurred during interim periods are generally expensed ratably in relation to revenues.


      Research and development

      Research and development costs are expensed as incurred and approximated $427, $592 and $776 for 1996, 1997 and 1998, respectively.


      Revenue recognition

      The Company recognizes revenue upon shipment of its products. Sales are net of discounts and allowances.


      Comprehensive income

      Comprehensive income is defined as the total of net income and all other non-owner changes in equity (see the accompanying statements of stockholders' equity). The Company has no other items that affect comprehensive income other than net income.


      Earnings per share

      In accordance with generally accepted accounting principles, earnings per share information is not presented since the Company does not have publicly held common stock.


      Segment information

      In 1998, United adopted Statement of Financial Accounting Standards (FAS) 131, Disclosure about Segments of an Enterprise and Related Information. FAS 131 supersedes FAS 14, Financial Reporting for Segments of a Business Enterprise, replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of United's reportable segments. FAS 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of FAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (see Note 17--Segment information).


2.    Subsequent event--Recapitalization of United

      On January 20, 1999, pursuant to a recapitalization agreement with UIC Holdings, L.L.C., which is owned by Thomas H. Lee Equity Fund IV, L.P. ("THL Fund IV" and, together with its affiliates, the "THL Parties"), the Company was recapitalized in a transaction in which: (a) UIC Holdings, L.L.C. purchased common stock from the Company's stockholders for approximately $254.7 million;
(b) the Company's senior managers purchased common stock from the Company's existing stockholders for approximately $5.7 million; and (c) the Company used the net proceeds of a senior subordinated facility (the "senior subordinated facility") and borrowings under a senior credit facility (the "senior credit facility") to redeem a portion of the common stock held by the Company's existing stockholders. Following the recapitalization, UIC Holdings, L.L.C. owns approximately 91.9% of the Company's issued and

                         UNITED INDUSTRIES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

outstanding common stock, the existing stockholders retain approximately 6.0% and the Company's senior managers own approximately 2.1%. The total transaction value of the recapitalization was approximately $652.0 million, including related fees and expenses, and the implied total equity value following the recapitalization was approximately $277.0 million. The total consideration paid to redeem the Company's common stock is subject to both upward and downward adjustments based on the Company's working capital on the date of the recapitalization.

      The recapitalization was funded by: (a) $225.0 million of borrowings under a senior credit facility; (b) $150.0 million of borrowings under a senior subordinated facility; (c) the approximate $254.7 million equity investment by the THL Parties through UIC Holdings, L.L.C.; (d) the approximate $5.7 million equity investment by the Company's senior management team; and (e) equity retained by the Company's existing stockholders having an implied fair market value of approximately $16.6 million.

      The recapitalization will be accounted for as a leveraged recapitalization which will have no impact on United's historical basis of assets and liabilities for financial reporting purposes. The effects of the recapitalization have not been included in these financial statements.


3.    Discontinued operations

      In connection with the recapitalization of United as described in Note 2 above, United formed a wholly-owned subsidiary DW Wej-it, Inc., a Delaware corporation ("DW"). All of United's assets and liabilities related to United's business of manufacturing and marketing construction anchoring fasteners and providing contract manufacturing services in metals fabrication (which is collectively referred to as the "Metals Business") were contributed to DW. Effective January 1, 1999, United distributed all of the shares of capital stock of DW owned by United to its shareholders.

      The Metals Business is accounted for as a discontinued operation in the accompanying financial statements. The Investment in discontinued operations at December 31, 1998 and 1997 is primarily comprised of cash, accounts receivable, inventory, fixed assets, accounts payable and accrued expenses. Operating results for the Metals Business have been included in the Statements of Income for 1996, 1997 and 1998.

      Results for discontinued operations are as follows:

                                                   For the years ended December 31,
                                             -------------------------------------------
                                                1996             1997             1998
                                             ---------        ---------         --------
Net sales                                    $  18,242        $  18,757        $  18,038
Income before income taxes                       2,373            1,963            1,751
Income tax expense                                  48               40               37
Income from discontinued operations              2,325            1,923            1,714


4.    Common stock and stock split

      The Company's articles of incorporation previously authorized 20,000 shares of $1.00 par value Class A Voting shares and 20,000 shares of $1.00 par value Class B Non-Voting shares. At December 31, 1998, 740 Class A Voting shares and 740 Class B Non-Voting shares were outstanding. At December 31, 1996 and 1997, 800 Class A Voting shares and 800 Class B Non-Voting shares were outstanding.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

      On January 20, 1999, United's Board of Directors declared a 83,378.37838 to 1 stock split and increased United's authorized capital to 65 million shares, of which 32.5 million have been designated as Class A Voting Common Stock and
32.5 million have been designated as Class B Non-Voting Common Stock. As of January 20, 1999, there were 27.7 million shares of Class A Voting Common Stock outstanding and 27.7 million shares of Class B Non-Voting Common Stock outstanding. In conjunction with the stock split, United's board of directors reduced the par value of both the Class A Voting shares and Class B Non-Voting shares to $0.01 per share. The effects of the stock split and changes to the authorized capital of United have not been reflected in the accompanying financial statements.


5.    Inventories

      Inventories at December 31, are as follows:



                                                                  1997          1998
                                                                --------      --------
Raw materials...............................................    $  8,253      $  7,748
Finished good...............................................      33,384        33,696
                                                                --------      --------
                                                                $ 41,637      $ 41,444
                                                                ========      ========


6.    Equipment and leasehold improvements

      Equipment and leasehold improvements at December 31, are as follows:



Machinery and equipment......................................   $ 27,379      $ 30,243
Office furniture and equipment...............................      3,065         3,316
Automobiles and trucks.......................................        322           322
Leasehold improvements.......................................      6,401         6,793
                                                                --------      --------
                                                                  37,167        40,674
Less:  Accumulated depreciation and amortization.............     17,145        20,518
                                                                --------      --------
                                                                $ 20,022      $ 20,156
                                                                ========      ========


      Depreciation charged against income approximated to $3,324, $3,377 and $3,624 in 1996, 1997 and 1998, respectively.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

7.    Other assets

      Other assets at December 31, are as follows:


                                                     1997        1998
                                                    -------     -------
Goodwill..........................................  $ 7,988     $ 7,988
Accumulated amortization..........................   (1,530)     (1,744)
                                                    -------     -------
                                                      6,458       6,244
Other.............................................      560         704
                                                    -------     -------
                                                    $ 7,018     $ 6,948
                                                    =======     =======


      Amortization charged against income for goodwill approximated $237, $220 and $214 in 1996, 1997 and 1998, respectively.

8.    Accrued expenses

      Accrued expenses at December 31 are as follows:


                            1997              1998
                           -------          ---------
Cash overdraft             $    --          $  3,148
Litigation accrual              --             2,321
Other                        6,723             7,236
                           -------          --------
                           $ 6,723          $ 12,705
                           =======          ========


9.    Long-term debt and credit facilities

      Long-term debt at December 31, consists of:


                                                                                                            1997         1998
                                                                                                          --------    ---------
Former stockholder, unsecured, payable in annual principal installments of $982 plus interest at the six-month U.S. Treasury Bill rate in effect on the first day of each annual
      period.........................................................................................     $  3,997    $     --
Former stockholders, unsecured, payable in annual principal installments of $929 plus interest at the six-month U.S. Treasury Bill rate in effect on the first day of each
      annual period..................................................................................           --       4,645
Less:  current maturities............................................................................       (1,050)       (929)
                                                                                                          --------    --------
                                                                                                          $  2,947    $  3,716
                                                                                                          ========    ========


      The long-term debt outstanding at December 31, 1998 was repaid in conjunction with the recapitalization on January 20, 1999. The fair value of long-term debt approximates its carrying value.

      Prior to the recapitalization, United had available an unsecured seasonal working capital line of credit with a bank. The agreement provided United with a maximum $80,000 line of credit. Interest on outstanding borrowings were payable monthly at a rate not to exceed the bank's LIBOR rate plus 0.75% or the bank's prime rate less 1.75%. No

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

borrowings were outstanding at December 31, 1998. This agreement was canceled in conjunction with the recapitalization.

      In conjunction with the recapitalization on January 20, 1999 as discussed in Note 2, United borrowed $225,000 under the senior credit facility and $150,000 under the senior subordinated facility.

      The senior credit facility was provided by NationsBank, N.A., Morgan Stanley Senior Funding, Inc. and CIBC Inc. and consists of (a) a $110,000 revolving credit facility (the "revolving credit facility"), under which no borrowings were outstanding at the closing of the recapitalization; (b) a $75,000 term loan facility ("Term Loan A"); and (c) a $150,000 term loan facility ("Term Loan B"). The revolving credit facility and the Term Loan A mature six years from the closing date of the senior credit facility, and the Term Loan B matures seven years from the closing date of the senior credit facility. The revolving credit facility is subject to a clean-down period during which the aggregate amount outstanding under the revolving credit facility shall not exceed $10.0 million for 30 consecutive days occurring during the period between August 1 and November 30 in each calendar year.

      The principal amount of the Term Loan A is to be repaid in twenty-three consecutive quarterly installments commencing June 30, 1999 and a final installment due January 20, 2005, with $10,000 to be payable in each of the first four years and $17,500 to be repaid in each of the last two years. The principal amount of the Term Loan B is to be repaid in twenty-seven consecutive quarterly installments commencing June 30, 1999 and a final installment due January 20, 2006, with $1,500 to be payable in each of the first six years and $141,000 to be payable in year seven.

      Interest on the revolving credit facility, Term Loan A and Term Loan B ranges from 200 to 325 basis points above LIBOR depending on certain financial ratios. Unused commitments under the revolving credit facility are subject to a 50 basis point annual commitment fee.

      Obligations under the senior credit facility are secured by substantially all of the properties and assets of United and substantially all of the properties and assets of United's future domestic subsidiaries.

      The senior subordinated facility was provided by CIBC Oppenheimer Corp. and NationsBanc Montgomery Securities LLC. The notes mature in 2009 and bear interest at 10.5% per annum, which is payable semi-annually in arrears on July 15 and January 15, commencing in 1999. The interest rate on the notes is subject to increase under certain circumstances.

      Aggregate maturities under the senior credit facility (excluding the revolving credit facility) and the senior subordinated facility are as follows:



1999.............................................................    $    8,625
2000.............................................................        11,500
2001.............................................................        11,500
2002.............................................................        11,500
2003.............................................................        17,125
Thereafter.......................................................       314,750
                                                                     ----------
                                                                     $  375,000
                                                                     ==========

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

10.   Treasury stock reissued/purchased

      On January 1, 1996, United reissued 42.56 shares of treasury stock in exchange for a note for $112 from a stockholder. The note bore interest at 8.17%, payable in January of each year. The difference between the reissue price and the cost of the treasury stock was credited to additional paid-in capital.

      On August 15, 1996, United purchased all the outstanding shares covered by the note discussed above and by previous transactions and related notes. As part of this treasury stock purchase, the outstanding notes, along with accrued interest, were credited against the purchase price of the stock.

      During 1997, the cost of the treasury stock purchased in 1996 was revalued, resulting in an increase of $214 in treasury stock and long-term debt.

      On January 30, 1998, United purchased 120 shares, which represented all of the outstanding common stock of three stockholders for cash of $1,173 and shareholder notes totaling $4,645. In 1998, the treasury stock was revalued, resulting in a decrease of $231 in treasury stock.


11.   Income taxes

      The Company had elected "S" corporation status under provisions of the Internal Revenue Code, and similar provisions of Missouri tax law. As such, United was not liable for federal or Missouri state income taxes, but rather the stockholders include their distributive share of the taxable income of United on their respective income tax returns. The Company was under a contractual obligation to its stockholders to distribute a percentage of net income equal to 110% of the highest personal income tax rates to provide the stockholders with funds to make their personal quarterly estimated income tax payments.

      The provision for income taxes consists of certain state income taxes computed at statutory rates in effect.

      In conjunction with the recapitalization, United converted to a "C" corporation and will be subject to federal income tax beginning in 1999.


12.   Deferred compensation plans

      The Company has a 401(k) savings plan which covers substantially all of its employees with six months or more continuous service. The 401(k) feature allows participants to defer a portion of eligible compensation on a tax-deferred basis. The plan provides for United to match 50% of the voluntary contribution up to 6% of gross earnings. The matching amount increases to 75% after ten years of service. The matching contribution amounted to $352, $347 and $239 for 1996, 1997 and 1998, respectively.


13.   Transactions with related parties

      The Company occasionally advanced funds or received funds from a company with common ownership to United. The advances are unsecured and bear interest at United's borrowing rate. The amounts due from the affiliated company bore interest at 10.5% per year and were repaid in 1998.

      Effective January 1, 1996, United entered into a services agreement with an affiliated company to provide executive, administrative, acquisition, bookkeeping, clerical and other services. The fees for these services are to be

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

determined by mutual agreement within 120 days of year end for the prior year. The services agreement will remain in place until terminated by either party. Fees charged under this service agreement were $768, $0 and $0 for 1996, 1997 and 1998, respectively. This agreement was canceled in connection with the recapitalization.

      The Company has guaranteed the debt of an affiliated company. The guaranteed debt amounted to approximately $5,528 and $4,833 at December 31, 1997 and 1998, respectively. The guarantee of this debt was terminated in connection with the recapitalization.

      See Note 15--Commitments--for a discussion of lease arrangements with a related party.


14. Concentration of credit risks, exposures and financial instruments

      Financial instruments which potentially subject United to concentration of credit risk consist principally of trade accounts receivable. The Company is heavily dependent on four customers for a substantial majority of its sales. These four customers accounted for approximately 64% and 68% of net sales for 1997 and 1998, respectively. At December 31, 1997 and 1998, accounts receivable from these four customers were 56% and 51%, respectively, of total accounts receivable. (See Note 17--Segment information for sales to United's four largest customers.)

      The Company performs ongoing credit evaluations of its customers' financial conditions and generally does not require collateral from its customers. The Company maintains allowances for potential credit losses, and such losses have generally been within management's expectations.

      Through December 31, 1998, United did not have any significant amounts of debt outstanding that was sensitive to changes in interest rates. The Company does not use any derivative financial instruments to hedge its exposure to interest rate changes. The Company does utilize various commodity and specialty chemicals in its production process. The Company does not use derivative commodity instruments to hedge its exposures to changes in commodity prices.

      The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.


15.   Commitments

      The Company rents one of its facilities from an affiliated company under an operating lease expiring December 31, 2000 with minimum annual rentals of $138. The Company has three options to renew the lease for additional five-year periods. Rent expense amounted to $138 in 1996, 1997 and 1998.

      The Company leases the majority of its operating facilities from an affiliated company under various operating leases expiring December 31, 1999 at minimum annual rentals of approximately $2,637. The leases also provide that on an annual basis the monthly rent is adjusted by one-half of the annual change in the Consumer Price Index percentage. The Company has options to renew the leases on a year-to-year basis for an additional ten years, beginning January 1, 2000. The Company also leased an aircraft from this company for $96 per month through December 1998.

      The Company leases a portion of its operating facilities from the same company under a sublease agreement expiring on December 31, 2005 with minimum annual rentals ranging from $140 to $368. The Company has two, five-year options to renew the lease, beginning January 1, 2006. Total rent expense to this affiliated company amounted to $3,202, $3,528 and $3,575 for 1996, 1997 and 1998, respectively.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)


      The Company is also obligated under other operating leases for use of warehouse space. The leases expire at various dates through January 31, 2001. Three of the leases provide as many as three five-year options to renew. Total rent expense under these lease agreements amounted to $1,233, $654 and $654 for 1996, 1997 and 1998, respectively.

      Management believes that the terms and expenses associated with the related party leases described above are similar to those negotiated by unrelated parties at arm's length.

      The future minimum rental commitments, required under noncancellable operating leases, are as follows:


                                                             Amount
                                                 --------------------------------
 Year                                            Affiliate     Other        Total
------                                           ---------     ------     --------
1999.........................................    $  2,514      $  472     $  2,986
2000.........................................         506         180          686
2001.........................................         416          --          416
2002.........................................         416          --          416
2003.........................................         416          --          416
Thereafter...................................         832          --          832
                                                 --------      ------     --------
                                                 $  5,100      $  652     $  5,752
                                                 ========      ======     ========


16.   Contingencies

      In March 1998, a judgement was entered against United for a lawsuit filed in 1992 by the spouse of a former employee claiming benefits from a Company-owned key man life insurance policy. The Company is currently appealing this judgment.

      In October 1998, the FTC and several state attorneys general filed a suit against United seeking to enjoin its advertising of Spectracide Terminate as "a home defense system." The FTC and attorneys general alleged that United had made deceptive and unsubstantiated claims regarding this product. In February 1999, the Company negotiated a settlement agreement with the FTC which is currently being circulated among the parties to the case for signatures, in which United agrees to modify its advertising and to reimburse the other parties for certain costs incurred.

      Costs related to the two cases described above have been reflected as non-recurring litigation charges in 1998.

      The Company is involved in litigation and arbitration proceedings in the normal course of business that assert product liability and other claims. The Company is contesting all such claims. When it appears probable in management's judgment that United will incur monetary damages or other costs in connection with such claims and proceedings, and such costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings.

      Management believes the possibility of a material adverse effect on United's consolidated financial position, results of operations and cash flows from the claims and proceedings described above is remote.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)



17.   Segment information

      The Company operates in one segment consisting of the manufacturing, marketing and distribution of lawn and garden care and insect control products to retail channels principally in the United States. (See Note 3--Discontinued operations--for a discussion of the spin-off of the Metals Business.) The Company's product lines include herbicides, household insecticides, insect repellents and water-soluble fertilizers under a variety of brand names. The product lines are as follows:


Value brands

o   Spectracide--consumer lawn and garden pesticides;

o   Hot Shot--household insecticides;

o   Cutter--consumer insect repellents; and

o   Peters--consumer water-soluble fertilizers.


Opening price point brands

o   Real-Kill--opening price point brand at Home Depot;
o   No-Pest--opening price point brand at Lowe's; and
o   KRid and KGro--exclusive opening price point brand at Kmart.

      The Company sells and distributes both its value and opening price point brands to its four largest customers. Net sales to United's four largest customers were as follows:

                                                                For the years ended
                                                                    December 31,
                                                              ----------------------
                                                                 1997         1998
                                                              ----------   ---------
Customer A..................................................    19%           26%
Customer B..................................................    18%           17%
Customer C..................................................    10%           14%
Customer D..................................................    17%           11%


     No other customers represented more than 10% of 1997 or 1998 net sales.

                          UNITED INDUSTRIES CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in thousands)

18.   Unaudited quarterly financial information

                                                                                       Year Ended December 31, 1998
                                                                 -------------------------------------------------------------------
                                                                   First        Second        Third          Fourth         Total
                                                                 ----------   -----------   -----------    -----------   -----------
Net sales...................................................     $  82,295    $  126,938     $  47,952      $  25,491     $ 282,676
Operating income............................................        15,525        29,864         4,268         (2,532)       47,125
Income from continuing operations...........................        14,999        28,448         4,273         (2,693)       45,027
Income from discontinued operations, net of tax.............           420           534           424            336         1,714
Net income..................................................        15,419        28,982         4,697         (2,357)       46,741


                                                                                       Year Ended December 31, 1997
                                                                 -------------------------------------------------------------------
                                                                   First        Second        Third          Fourth         Total
                                                                 ----------   -----------   -----------    -----------   -----------
Net sales...................................................     $  83,133    $  100,483     $  40,187      $  18,798     $ 242,601
Operating income............................................        15,968        23,607         2,476         (5,138)       36,913
Income from continuing operations...........................        15,274        22,507         2,168         (5,029)       34,920
Income from discontinued operations, net of tax.............           534           577           436            376         1,923
Net income..................................................        15,808        23,084         2,604         (4,653)       36,843

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                                      F-19

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

==========================================================================

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct -- nor do we imply those things by delivering this prospectus or selling securities to you.

                         -------------------------------

                                TABLE OF CONTENTS

                                                              Page
                                                              ----
Prospectus Summary............................................  1
Risk Factors.................................................  11
The Transactions.............................................  16
Use of Proceeds..............................................  17
Capitalization...............................................  18
Unaudited Pro Forma Financial Statements.....................  19
Selected Historical Financial Data...........................  26
Management's Discussion and Analysis of Financial
      Condition and Results of Operations....................  28
Business.....................................................  32
Management...................................................  43
Certain Transactions.........................................  47
Principal Stockholders.......................................  48
Description of Capital Stock.................................  49
Description of Our Senior Credit Facility....................  50
Description of the New Notes.................................  52
Exchange Offer...............................................  93
Certain United States Federal Income Tax
      Considerations......................................... 102
Plan of Distribution......................................... 108
Legal Matters................................................ 108
Independent Auditors......................................... 108
Available Information........................................ 108
Forward-looking Statements................................... 109
Index to Financial Statements................................ F-1

================================================================================


                                  $150,000,000



                         United Industries Corporation


                                   [picture]



                    Offer to Exchange their 9-7/8% Series B
                      Registered Senior Subordinated Notes
                        due 2009 for any and all of their
                    outstanding 9-7/8% Series A Unregistered
                       Senior Subordinated Notes due 2009




                            -----------------------

                                   Prospectus

                            -----------------------




                                                          , 1999



================================================================================

               PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 20. Indemnification of Directors and Officers.

     United is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, inter alia ("Section 145") provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses, such as attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses, including attorneys' fees, actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

     Article V of the By-laws of United ("Article V") provides, among other things, that any person who, by reason of the fact he is a director or officer of United, or is or was serving at the request of the United as a director, officer of United, or is or was serving at the request of United as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, shall be indemnified by United, provided he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of United, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Such indemnification shall be provided against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in that with respect to an action or suit by or in the right of United, such indemnification shall be only against expenses, including attorneys' fees, and in such cases no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to United, unless, and only to the extent that, the court in which the action or suit was brought determines, upon application, that despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. To the extent that a director, officer, employee or agent of United has been successful on the merits or otherwise in defense of any such action, suit, or proceeding or in defense of any claim, issue or mater therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the action, suit or proceeding. Any other indemnification hereunder, unless ordered by a court, is made by United only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth within Article V of United's bylaws. The determination is made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit, or proceeding, or if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of United, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     Article V further provides that expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit or proceeding may be paid by United in advance of the final disposition of the action, suit, or proceeding as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it ultimately determines that he is entitled to be indemnified by United as authorized by Article V of United's bylaws.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.

     Article V further provides that United may purchase and maintain insurance on its behalf and on behalf of any person who is or was a director, officer, employee, fiduciary or agent of United or is or was serving at the request of United as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his status as such, whether or not United would have the power to indemnify such person against such liability under Article V.


Item 21. Exhibits and Financial Statement Schedules.


3.1 Amended and Restated Certificate of Incorporation of the Company, dated January 13, 1999.

3.2          Certificate of Amendment of the Company, dated January 20, 1999.

3.3          By-laws of the Company.

4.1 Securities Purchase Agreement, dated as of March 19, 1999, among the Company, CIBC Oppenheimer Corp. and NationsBanc Montgomery
             Securities LLC.

4.2          Indenture, dated as of March 24, 1999, between the Company and State
             Street Bank and Trust Company as Trustee with respect to the 9-7/8%
             Senior Subordinated Notes due 2009 (including the form of 9-7/8%
             Senior Subordinated Notes).

4.3 Registration Rights Amendment, dated as of March 24, 1999, among the Company, CIBC Oppenheimer Corp. and NationsBanc Montgomery
             Securities LLC.

5.1          Opinion of Kirkland & Ellis.*

10.1         United Industries Corporation Deferred Compensation Plan.

10.2 Management Agreement, dated as of January 20, 1999, between the Company and Stephen R. Brian.+

10.3 Management Agreement, dated as of January 20, 1999, between the Company and Richard A. Bender.+

10.4         Management Agreement, dated as of January 20, 1999, between the
             Company and William P. Johnson.+

10.5         Management Agreement, dated as of January 20, 1999, between the
             Company and Daniel J. Johnston.+

10.6         Consulting Agreement, dated as of January 20, 1999, between the
             Company and David A. Jones.

10.7         United Industries Corporation 1999 Stock Option Plan.

10.8 Stock Option Agreement, dated as of January 20, 1999, between the Company and Stephen R. Brian.+



10.9         Stock Option Agreement, dated as of January 20, 1999, between the
             Company and Richard A. Bender.+

10.10        Stock Option Agreement, dated as of January 20, 1999, between the
             Company and William P. Johnson.+

10.11        Stock Option Agreement, dated as of January 20, 1999, between the
             Company and Daniel J. Johnston.+

10.12        Stock Option Agreement, dated as of January 20, 1999, between the
             Company and David A. Jones.+

10.13        Stockholders Agreement, dated as of January 20, 1999, among the
             Company and the Stockholders (as defined therein).+

10.14 Professional Services Agreement, dated as of January 20, 1999, between THL Equity Advisors IV, L.L.C., Thomas H. Lee Capital,
             L.L.C. and the Company.

10.15 Amended and Restated Credit Agreement dated as of March 24, 1999 among the Company, NationsBanc Montgomery Securities LLC, Morgan
             Stanley Senior Funding, Inc., Canadian Imperial Bank of Commerce,
             NationsBank, N.A., the Initial Lenders (as defined therein), the
             Swing Line Bank (as defined therein) and the Initial Issuing Bank
             (as defined therein).+

10.16 Lease, dated as of December 1, 1995, between Rex Realty Co. and the Company.+

10.17 Lease, dated as of November 27, 1989, between Rex Realty Co. and the Company.+

10.18 Agreement and Plan of Reorganization, Purchase and Redemption, dated as of December 24, 1998, among the Company, the sellers named therein and UIC Holdings, L.L.C. (the "Recapitalization
             Agreement").*

10.19        Amendment No. 1 to the Recapitalization Agreement, dated as of
             January 20, 1999.*

10.20        Amendment No. 2 to the Recapitalization Agreement, dated as of
             January 25, 1999.*

12.1         Statement Regarding Computation of Ratio of Earnings to Fixed Charges.*

23.1         Consent of PricewaterhouseCoopers LLP.



23.2         Consent of Rubin, Brown, Gornstein & Co., LLP.

23.3         Consent of Kirkland & Ellis (included in Exhibit 5.1).*

24.1         Powers of Attorney (included in Part II of the Registration
             Statement).*

25.1         Statement of Eligibility of Trustee on Form T-1.*

27.1         Financial Data Schedule.*

99.1         Form of Letter of Transmittal.*

99.2         Form of Letter of Notice of Guaranteed Delivery.*

99.3         Form of Tender Instructions.*

---------------------
* To be filed by amendment.

+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.


     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.


Item 22. Undertakings.

      (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuers undertake that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

           (5) The registrant undertakes that every prospectus (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under
Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (8) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first Class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

           (9) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, United Industries Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of San Diego, State of California, on the 7th day of April, 1999.

                                    UNITED INDUSTRIES CORPORATION

                                    By:  /s/ STEPHEN R. BRIAN
                                    --------------------------------------------
                                    Name:  Stephen R. Brian
                                    Title: President and Chief Executive Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen R. Brian and Daniel J. Johnston and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                      * * *

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 7th day of April, 1999.



                             Signature                                                Capacity
                             ---------                                                --------
                /s/ STEPHEN R. BRIAN                                 President, Chief Executive Officer and Director of
--------------------------------------------------------             United (Principal Executive Officer)
                    Stephen R. Brian

               /s/  DANIEL J. JOHNSTON                               Senior Vice President, Financing and Manufacturing
--------------------------------------------------------             and Director of United
                    Daniel J. Johnston


                /s/ DAVID A. JONES                                   Director of United
--------------------------------------------------------
                    David A. Jones


                /s/ C. HUNTER BOLL
--------------------------------------------------------             Director of United
                    C. Hunter Boll


                 /s/ SCOTT A. SCHOEN
--------------------------------------------------------             Director of United
                     Scott A. Schoen


                 /s/ CHARLES A. BRIZIUS
--------------------------------------------------------             Director of United
                     Charles A. Brizius


--------------------------------------------------------             Director of United
                      David C. Pratt

                                 EXHIBIT INDEX
                                 -------------

                                                                                    SEQUENTIALLY
EXHIBIT                                                                             NUMBERED
NUMBER            DESCRIPTION                                                       PAGES
------            -----------                                                       -----
3.1               Amended and Restated Certificate of Incorporation of the
                  Company, dated January 13, 1999.

3.2               Certificate of Amendment of the Company, dated
                  January 20, 1999.

3.3               By-laws of the Company.

4.1 Securities Purchase Agreement, dated as of March 19, 1999, among the Company, CIBC Oppenheimer Corp. and
                  NationsBanc Montgomery Securities LLC.

4.2 Indenture, dated as of March 24, 1999, between the Company and State Street Bank and Trust Company as Trustee with respect to the 9-7/8% Senior Subordinated Notes due 2009 (including the form of 9-7/8% Senior Subordinated Notes).

4.3 Registration Rights Agreement, dated as of March 24, 1999, among the Company, CIBC Oppenheimer Corp. and
                  NationsBanc Montgomery Securities LLC.*

5.1               Opinion of Kirkland & Ellis.*

10.1              United Industries Corporation Deferred Compensation Plan.

10.2 Management Agreement, dated as of January 20, 1999, between the Company and Stephen R. Brian.+

10.3 Management Agreement, dated as of January 20, 1999, between the Company and Richard A. Bender.+

10.4 Management Agreement, dated as of January 20, 1999, between the Company and William P. Johnson.+

10.5 Management Agreement, dated as of January 20, 1999, between the Company and Daniel J. Johnston.+

10.6 Consulting Agreement, dated as of January 20, 1999, between the Company and David A. Jones.


10.7              United Industries Corporation 1999 Stock Option Plan.

10.8 Stock Option Agreement, dated as of January 20, 1999, between the Company and Stephen R. Brian.+

10.9 Stock Option Agreement, dated as of January 20, 1999, between the Company and Richard A. Bender.+

10.10 Stock Option Agreement, dated as of January 20, 1999, between the Company and William P. Johnson.+

10.11 Stock Option Agreement, dated as of January 20, 1999, between the Company and Daniel J. Johnston.+*

10.12 Stock Option Agreement, dated as of January 20, 1999, between the Company and David A. Jones.+

10.13             Stockholders Agreement, dated as of January 20, 1999, among the Company and the Stockholders (as defined therein). +

10.14 Professional Services Agreement, dated as of January 20, 1999, between THL Equity Advisors IV, L.L.C., Thomas H. Lee Capital,
                  L.L.C. and the Company.

10.15             Amended and Restated Credit Agreement dated as of March 24,
                  1999 among the Company, NationsBanc Montgomery Securities LLC,
                  Morgan Stanley Senior Funding, Inc., Canadian Imperial Bank of
                  Commerce, NationsBank, N.A.., the Initial Lenders (as defined therein), the Swing Line Bank (as defined therein) and the Initial Issuing Bank (as defined therein).+

10.16             Lease, dated as of December 1, 1995, between Rex Realty Co.
                  and the Company.+

10.17             Lease, dated as of November 27, 1989, between Rex Realty Co.
                  and the Company.+

10.18 Agreement and Plan of Reorganization, Purchase and Redemption, dated as of December 24, 1998, among the Company, the sellers named therein and UIC Holdings, L.L.C. (the "Recapitalization
                  Agreement").*

10.19             Amendment No. 1 to the Recapitalization Agreement, dated as of
                  January 20, 1999.*

10.20             Amendment No. 2 to the Recapitalization Agreement, dated as of
                  January 25, 1999.*

12.1              Statement Regarding Computation of Ratio of Earnings to Fixed
                  Charges.*

23.1              Consent of PricewaterhouseCoopers LLP.

23.2              Consent of Rubin, Brown, Gornstein & Co., LLP.

23.3              Consent of Kirkland & Ellis (included in Exhibit 5.1).*

24.1              Powers of Attorney (included in Part II of the Registration
                  Statement).*

25.1              Statement of Eligibility of Trustee on Form T-1.*

27.1              Financial Data Schedule.*

99.1              Form of Letter of Transmittal.*

99.2              Form of Letter of Notice of Guaranteed Delivery.*

99.3              Form of Tender Instructions.*

--------------------
* To be filed by amendment.

+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.